
11008544


ARUBA®
networks

Aruba Networks, Inc.
2011 Annual Report

2011 Letter to Stockholders

Dear Stockholders:



Dominic P. Orr
President, Chief Executive Officer, and Chairman of the Board of Directors

What a year! Fiscal Year 2011 was the most promising and exciting year yet for Aruba Networks. We accelerated our growth rate in FY 2011, delivering 49% annual revenue growth to $396.5M. We added nearly 5,000 new customers in FY 2011, surpassing 15,500 cumulative customers by fiscal year-end. We have steadily gained market share at the expense of our main competitor, with 5 points of gain over the past two years according to the Dell'Oro Group. We also added to our talented employee base, with 376 new employees and a total of 1,057 at the end of FY 2011.

We believe today's market is experiencing fundamental shifts, fueled by the rapid consumerization of IT devices and services. The remarkable success and adoption of Wi-Fi-enabled mobile smartphone and tablet devices has catalyzed a phenomenon called Bring Your Own Device, or "BYOD". This has driven the requirement for secure, pervasive wireless LAN coverage based on 802.11n technology. These trends represent massive change in how IT organizations must build, manage and deliver services to their employees and guests. They now require a mobility-centric network architecture built on the foundation of providing security and services based on the user, their device, their applications and their location. This is where I believe Aruba Networks is well positioned to help our customers not only contend with, but thrive in this new world.

It was a great year for Aruba on the innovation front. In FY 2011, we introduced our Mobile Virtual Enterprise (MOVE) architecture. This architecture is based on the premise that networks need to be context-aware, with services delivered based on user, device, application and location. Combined with the low-cost, secure and high-performance "thin access ramps", our customers can now build truly mobility-centric networks and do while achieving network rightsizing to drive down infrastructure costs. The value of this architecture was made very clear with the introduction of our Mobile Device Access Control (MDAC) solution, designed to provide low-touch, secure access for Apple iOS devices such as iPhones and iPads.

Our innovation continued with the introduction of Aruba's new Mobility Access Switch family, enabling our customers to extend the same mobility-centric capabilities to wired devices. The new Aruba Instant access point family is designed to deliver an easy-to-manage, low-cost solution. With new support for Suite B cryptography on the Aruba Mobility Controller, we have extended the benefits of our MOVE architecture for use in classified government and high-security enterprise networks. Finally, since my letter to stockholders last year, Aruba acquired the family of Amigopod products in December 2010. This acquisition provided us with software and appliances that are designed to deliver secure wireless network access to guests, employees and their mobile devices.

Aruba continues to extend its go-to-market capabilities to meet global market demand. We increased our sales and marketing coverage and are seeing strong competitive win rates across the market. We have expanded our global channel partner base, with 1,500 global partners at the end of FY 2011 selling Aruba solutions globally. In August 2010, we announced a multi-year agreement with Dell, who will deliver Aruba's wireless networking solutions under the Dell brand.

On the operational excellence front, our FY 2011 full year non-GAAP gross margin improved 210 basis points over FY 2010 to reach 71.6 percent. We delivered increased non-GAAP operating margins, from 11.5 percent in FY 2010 to 17.8 percent in FY 2011, and non-GAAP net income of $69.3M was up 131 percent over FY 2010. We exited FY 2011 with cash and short-term investments of $234M, with no debt.

Our customers and partners consistently tell me that Aruba is growing as a strategic, critical partner for their success. The consumerization of IT and the BYOD movement have elevated Aruba, both in terms of our performance and our relevance to our customers' business needs. We look forward to continuing our momentum in FY 2012.

I'd like to offer my sincere appreciation to our stockholders, employees, directors, advisors, partners and customers for their outstanding support during the past year. We look forward to updating you on our progress in FY 2012.



Dominic P. Orr
President, Chief Executive Officer and
Chairman of the Board of Directors

GAAP to Non-GAAP Reconciliation (in Thousands)

	Year Ended July 31, 2011		Years Ended July 31, 2010	
GAAP gross margin	$273,811	69.1%	$180,460	67.7%
Stock-based compensation expenses	3,651	0.9%	1,499	0.5%
Amortization expenses of acquired intangible assets	6,233	1.6%	3,393	1.3%
Non-GAAP gross margin	$283,695	71.6%	$185,352	69.5%
GAAP operating margin	$ (4,749)	−1.2%	$ (33,405)	−12.5%
Stock-based compensation expenses	66,839	16.9%	37,298	14.0%
Amortization expenses of acquired intangible assets	8,204	2.1%	4,804	1.8%
Litigation reserves	—	0.0%	21,900	8.2%
Non-GAAP operating margin	$ 70,294	17.8%	$ 30,597	11.5%
GAAP net income (loss)	$ 70,688	17.8%	$ (33,998)	−12.8%
Stock-based compensation expenses	66,839	16.9%	37,298	14.0%
Amortization expenses of acquired intangible assets	8,204	2.1%	4,804	1.8%
Change in valuation of contingent rights liability	(3,597)	−0.9%	—	0.0%
Litigation reserves	—	0.0%	21,900	8.3%
Release of valuation allowance on deferred income tax assets	(72,848)	−18.4%	—	0.0%
Non-GAAP net income	$ 69,286	17.5%	$ 30,004	11.3%


ARUBA
networks

Proxy Statement

Aruba Networks, Inc.
2011 Proxy Statement

(This page intentionally left blank)

ARUBA NETWORKS, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held December 15, 2011

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Aruba Networks, Inc. that will be held on Thursday, December 15, 2011 at 2:00 p.m., Pacific Time, at the Company's principal executive offices, located at 1344 Crossman Avenue, Sunnyvale, California 94089, for the following purposes:

1. To elect nine directors to hold office until the next annual meeting of stockholders or until their respective successors have been duly elected and qualified.

2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2012.

3. To conduct a non-binding advisory vote on executive compensation.

4. To conduct a non-binding advisory vote on the frequency of holding future advisory votes on executive compensation.

5. To transact such other business as may properly come before the annual meeting or any adjournment or postponement of the annual meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice of Annual Meeting of Stockholders.

This year we have again elected to provide access to our proxy materials over the Internet. Accordingly, stockholders of record at the close of business on October 20, 2011 will receive a Notice of Internet Availability of Proxy Materials and may vote at the annual meeting and any postponements or adjournments of the annual meeting. The Notice of Internet Availability of Proxy Materials is first being sent to stockholders on or about November 1, 2011.

All stockholders are cordially invited to attend the annual meeting in person. Your vote is very important. Even if you plan to attend the annual meeting, please vote, as instructed in the Notice of Internet Availability of Proxy Materials, via the Internet or by telephone as promptly as possible to ensure that your vote is recorded. Alternatively, you may follow the procedures outlined in the Notice of Internet Availability of Proxy Materials to request a paper proxy card to submit your vote by mail. Any stockholder attending the annual meeting may vote in person even if he or she previously voted by another method. If you wish to attend the meeting to vote in person and need directions, please contact Aruba Networks at 408-227-4500.

Thank you for your ongoing support of Aruba Networks.

By Order of the Board of Directors,



Dominic P. Orr
President, Chief Executive Officer and
Chairman of the Board of Directors

Sunnyvale, California
November 1, 2011

(This page intentionally left blank)

TABLE OF CONTENTS

(This page intentionally left blank)

ARUBA NETWORKS, INC.

1344 Crossman Ave.
Sunnyvale, California 94089

PROXY STATEMENT
FOR ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD DECEMBER 15, 2011

These proxy materials are provided in connection with the solicitation of proxies by the Board of Directors of Aruba Networks, Inc., a Delaware corporation (the "Company" or "Aruba"), for the Annual Meeting of Stockholders (the "Annual Meeting") to be held on Thursday, December 15, 2011 at 2:00 p.m., Pacific Time, at the Company's principal executive offices, located at 1344 Crossman Avenue, Sunnyvale, California 94089, and at any adjournments or postponements of the Annual Meeting. As used herein, "we," "us" or "our" refers to the Company. These proxy materials were first sent on or about November 1, 2011 to stockholders entitled to vote at the Annual Meeting.

QUESTIONS AND ANSWERS ABOUT PROCEDURAL MATTERS

Annual Meeting

Q: Why am I receiving these proxy materials?

A: The Board of Directors of the Company (the "Board of Directors") is providing these proxy materials to you in connection with the solicitation of proxies for use at the Annual Meeting to be held on Thursday, December 15, 2011 at 2:00 p.m., Pacific Time, and at any adjournment or postponement thereof, for the purpose of considering and acting upon the matters described herein. As a stockholder, you are invited to attend the Annual Meeting and are requested to vote on the proposals described in this proxy statement.

Q: What is the Notice of Internet Availability of Proxy Materials?

A: In accordance with the "notice and access" rules of the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of the Company's proxy materials to all stockholders entitled to vote at the Annual Meeting, the Company is furnishing the proxy materials to its stockholders over the Internet. If you received a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice of Internet Availability will instruct you as to how you may access and review the proxy materials and submit your vote via the Internet. If you received a Notice of Internet Availability by mail and would like to receive a printed copy of the proxy materials, please follow the instructions for requesting such materials included in the Notice of Internet Availability.

The Company expects to mail the Notice of Internet Availability on or about November 1, 2011 to all stockholders entitled to vote at the Annual Meeting. On the date of mailing of the Notice of Internet Availability, all stockholders and beneficial owners will have the ability to access all of the Company's proxy materials on a website referred to in the Notice of Internet Availability. These proxy materials will be available free of charge.

Q: Where is the Annual Meeting?

A: The Annual Meeting will be held at the Company's principal executive offices, located at 1344 Crossman Avenue, Sunnyvale, California 94089. Stockholders may request directions to our principal executive offices in order to attend the Annual Meeting by calling 408-227-4500.

Q: Can I attend the Annual Meeting?

A: You are invited to attend the Annual Meeting if you were a stockholder of record or a beneficial owner as of October 20, 2011. If you are a stockholder of record, meaning that you hold shares directly in your name with BNY Mellon Shareowner Services, please bring government-issued photo identification for entrance to the Annual Meeting. Stockholders holding stock in brokerage accounts will need to bring a copy of a brokerage

statement reflecting their stock ownership as of the Record Date (as defined below). The meeting will begin promptly at 2:00 p.m., Pacific Time, and you should leave ample time for the check-in procedures. **No cameras, recording equipment, large bags, briefcases or packages will be permitted in the Annual Meeting.**

Stock Ownership

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: *Stockholders of record* — If your shares are registered directly in your name with the Company's transfer agent, BNY Mellon Shareowner Services, you are considered, with respect to those shares, the stockholder of record, and the Notice of Internet Availability has been sent directly to you by the Company. As a stockholder of record, you have the right to grant your voting proxy directly to Aruba or to a third party, or to vote in person at the Annual Meeting.

Beneficial owners — Many stockholders hold their shares through a broker, trustee or other nominee, rather than directly in their own name. If your shares are held in a brokerage account or by a bank or another nominee, you are considered the "beneficial owner" of shares held in "street name." The Notice of Internet Availability has been forwarded to you by your broker, trustee or nominee who is considered, with respect to those shares, the stockholder of record.

As a beneficial owner, you have the right to direct your broker, trustee or other nominee on how to vote your shares. For directions on how to vote shares beneficially held in street name, please refer to the voting instruction card provided by your broker, trustee or nominee. You are also invited to attend the Annual Meeting. However, because a beneficial owner is not the stockholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting.

Quorum and Voting

Q: Who is entitled to vote at the Annual Meeting?

A: Holders of record of the Company's Common Stock, par value $0.0001 per share (the "Common Stock"), at the close of business on October 20, 2011 (the "Record Date") are entitled to receive notice of and to vote their shares at the Annual Meeting. Such stockholders are entitled to cast one vote for each share of Common Stock held as of the Record Date on all matters presented.

As of the close of business on the Record Date, there were 106,917,905 shares of Common Stock outstanding and entitled to vote at the Annual Meeting.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: The presence of the holders of a majority of the shares entitled to vote at the Annual Meeting is necessary to constitute a quorum at the Annual Meeting. Such stockholders are counted as present at the meeting if they (1) are present in person at the Annual Meeting or (2) have properly submitted a proxy.

Under the General Corporation Law of the State of Delaware, abstentions and broker "non-votes" are counted as present and entitled to vote and are, therefore, included for purposes of determining whether a quorum is present at the Annual Meeting.

Q: What is a broker "non-vote"?

A: A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. Broker non-votes will be counted towards the presence of a quorum but will not be counted for purposes of determining the number of votes present in person or represented by proxy and entitled to vote with respect to a particular proposal.

Q: How can I vote my shares in person at the Annual Meeting?

A: *Stockholders of record* — Shares held in your name as the stockholder of record may be voted in person at the Annual Meeting, even if previously voted by another method.

Beneficial owners — Shares held beneficially in street name may be voted in person at the Annual Meeting only if you obtain a legal proxy from the broker, trustee or other nominee that holds your shares giving you the right to vote the shares.

Even if you plan to attend the Annual Meeting, we recommend that you submit your vote as described in the Notice of Internet Availability and below so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q: How can I vote my shares without attending the Annual Meeting?

A: Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you may vote by submitting a proxy; please refer to the voting instructions in the Notice of Internet Availability or below. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee; please refer to the voting instructions provided to you by your broker, trustee or nominee.

Internet — Stockholders of record with Internet access may submit proxies by following the "Vote by Internet" instructions on the Notice of Internet Availability until 11:59 p.m., Eastern Time, on December 14, 2011 or by following the instructions at www.proxyvote.com. Most of the Company's stockholders who hold shares beneficially in street name may vote by accessing the website specified in the voting instructions provided by their brokers, trustees or nominees. A large number of banks and brokerage firms are participating in Broadridge Financial Solutions, Inc.'s online program. This program provides eligible stockholders the opportunity to vote over the Internet or by telephone. Voting forms will provide instructions for stockholders whose bank or brokerage firm is participating in Broadridge's program.

Telephone — Depending on how your shares are held, you may be able to vote by telephone. If this option is available to you, you will have received information with the Notice of Internet Availability or the voting instruction card provided by your broker, trustee or nominee explaining this procedure.

Mail — You may request a proxy card from the Company and indicate your vote by completing, signing and dating the card where indicated and by returning it in the prepaid envelope that will be included with the proxy card. Please follow the procedures outlined in the Notice of Internet Availability to request a paper proxy card.

Q: What proposals will be voted on at the Annual Meeting?

1. The election of nine directors to hold office until the next annual meeting of stockholders or until their respective successors have been duly elected and qualified;

2. The ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2012;

3. A non-binding advisory vote on executive compensation; and

4. A non-binding advisory vote on the frequency of holding future advisory votes on executive compensation.

Q: What is the voting requirement to approve each of the proposals?

A: On all matters, each holder of Common Stock is entitled to one vote for each share held as of the Record Date.

Proposal One — A plurality of the votes duly cast is required for the election of directors. This means that each of the nine persons receiving the highest number of affirmative "FOR" votes at the Annual Meeting will be elected as a director of the Company to serve until the next annual meeting or until such individual's successor has been duly elected and qualified.

Proposal Two — The affirmative "FOR" vote of a majority of the shares present or represented by proxy at the meeting and entitled to vote is required to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2012.

Proposal Three — The affirmative "FOR" vote of a majority of the shares present or represented by proxy at the meeting and entitled to vote is required to approve the non-binding advisory vote on executive compensation.

Proposal Four — A plurality of the votes duly cast is required to approve the non-binding advisory vote on the frequency of holding future advisory votes on executive compensation. This means that the frequency (1 year, 2 years or 3 years) that receives the highest number of votes will be considered as the frequency chosen by our stockholders.

Q: How are votes counted?

A: You may vote "FOR" all or some of the nominees or you may "WITHHOLD" your vote with respect to one or more of the nominees. Abstentions and broker non-votes will not affect the outcome of the election.

You may vote "FOR," "AGAINST" or "ABSTAIN" with respect to the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2012 and the non-binding advisory vote on executive compensation. **Abstentions are deemed to be votes cast and have the same effect as a vote against these proposals.** However, broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on these proposals.

You may vote "1 YEAR," "2 YEARS," "3 YEARS" or "ABSTAIN" with respect to the non-binding advisory vote on the frequency of holding future advisory votes on executive compensation. Abstentions and broker non-votes will not affect the outcome of this proposal. Broker non-votes are not deemed to be votes cast and, therefore, are not included in the tabulation of the voting results on this proposal.

Q: How does the Board of Directors recommend that I vote?

A: The Board of Directors recommends that you vote your shares:

Proposal One — **"FOR" each of the nine nominees for election as directors.**

Proposal Two — **"FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2012.**

Proposal Three — **"FOR" the approval of the compensation for the Company's named executive officers.**

Proposal Four — **For "1 YEAR" as the frequency for holding future advisory votes on the compensation of the Company's named executive officers.**

Q: How will my shares be voted if I submit a proxy via the Internet, by telephone or by mail and do not make specific choices?

A: If you submit a proxy via the Internet, by telephone or by mail and do not make voting selections, the shares represented by that proxy will be voted as recommended by the Board of Directors.

Q: What is the effect of not casting a vote at the Annual Meeting?

A: If you are the stockholder of record of your shares and you do not vote by proxy card, by telephone, via the Internet or in person at the Annual Meeting, your shares will not be voted at the Annual Meeting.

If you are a beneficial owner of shares held in street name, it is critical that you provide voting instructions if you want it to count in the election of directors (*Proposal One*), the non-binding advisory vote on executive compensation (*Proposal Three*), and the non-binding advisory vote on the frequency of holding future advisory votes on executive compensation (*Proposal Four*). In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your bank or broker was allowed to vote those shares on your behalf in the election of directors as they felt appropriate. Recent changes in regulation were made to take away the ability of your bank or broker to vote your

uninstructed shares in the election of directors on a discretionary basis, as well to vote your uninstructed shares in non-binding proposals related to executive compensation. Thus, if you hold your shares in street name and you do not instruct your bank or broker how to vote in these matters, no votes will be cast on your behalf. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm for the fiscal year ending July 31, 2012 (*Proposal Two*).

Q: What happens if additional matters are presented at the Annual Meeting?

A: If any other matters are properly presented for consideration at the Annual Meeting, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the proxyholders will have discretion to vote on those matters in accordance with their best judgment. The Company does not currently anticipate that any other matters will be presented at the Annual Meeting.

Q: Can I change or revoke my vote?

A: Subject to any rules your broker, trustee or nominee may have, you may change your proxy instructions at any time before your proxy is voted at the Annual Meeting.

Stockholders of record — If you are a stockholder of record, you may change your vote by (1) filing with the Company's Secretary, prior to your shares being voted at the Annual Meeting, a written notice of revocation or a duly executed proxy card, in either case dated later than the prior proxy relating to the same shares, or (2) by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy). Any written notice of revocation or subsequent proxy card must be received by the Company's Secretary prior to the taking of the vote at the Annual Meeting. Such written notice of revocation or subsequent proxy card should be hand delivered to the Company's Secretary or should be sent so as to be delivered to the Company's principal executive offices, Attention: Secretary.

A stockholder of record who has voted via the Internet or by telephone may subsequently change his or her vote by making a timely and valid Internet or telephone vote no later than 11:59 p.m., Eastern Time, on December 14, 2011.

Beneficial owners — If you are a beneficial owner of shares held in street name, you may change your vote (1) by submitting new voting instructions to your broker, trustee or other nominee, or (2) if you have obtained a legal proxy from the broker, trustee or other nominee that holds your shares giving you the right to vote the shares, by attending the Annual Meeting and voting in person.

Q: What happens if I decide to attend the Annual Meeting but I have already voted or submitted a proxy card covering my shares?

A: Subject to any rules your broker, trustee or nominee may have, you may attend the Annual Meeting and vote in person even if you have already voted or submitted a proxy card. Any previous votes that were submitted by you will be superseded by the vote you cast at the Annual Meeting. Please be aware that attendance at the Annual Meeting will not, by itself, revoke a proxy.

If a broker, trustee or nominee beneficially holds your shares in street name and you wish to attend the Annual Meeting and vote in person, you must obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares.

Q: Where can I find the voting results of the Annual Meeting?

A: The Company intends to announce preliminary voting results at the Annual Meeting and will publish final results in a current report on Form 8-K within four business days after the Annual Meeting.

Q: Who will bear the cost of soliciting votes for the Annual Meeting?

A: The Company will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. The Company may reimburse brokerage firms, custodians, nominees, fiduciaries and other persons representing beneficial owners of Common Stock for their reasonable expenses in forwarding

solicitation material to such beneficial owners. Directors, officers and employees of the Company may also solicit proxies in person or by other means of communication. Such directors, officers and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. The Company may engage the services of a professional proxy solicitation firm to aid in the solicitation of proxies from certain brokers, bank nominees and other institutional owners. The Company's costs for such services, if retained, will not be significant.

If you choose to access the proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur.

Stockholder Proposals and Director Nominations

Q: What is the deadline to propose actions for consideration at next year's annual meeting of stockholders or to nominate individuals to serve as directors?

A. You may submit proposals, including director nominations, for consideration at future stockholder meetings. All notices of proposals by stockholders should be sent to the Company's principal executive offices, Attention: Secretary.

Requirements for stockholder proposals to be considered for inclusion in the Company's proxy materials — Stockholders may present proper proposals for inclusion in the Company's proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to the Company's Secretary in a timely manner. In order to be included in the proxy statement for the next annual meeting of stockholders, stockholder proposals must be received by the Company's Secretary no later than July 4, 2012 and must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Requirements for stockholder proposals to be brought before an annual meeting — In addition, the Company's bylaws establish an advance notice procedure for stockholders who wish to present certain matters before an annual meeting of stockholders. The Company's bylaws also provide that the only business that may be conducted at an annual meeting is business that is (1) specified in the notice of meeting given by or at the direction of the Board of Directors, (2) properly brought before the meeting by or at the direction of the Board of Directors, or (3) properly brought before the meeting by a stockholder entitled to vote at the annual meeting who has delivered timely written notice to the Company's Secretary, which notice must contain specified information about the matters to be brought before such meeting and about the stockholder proposing such matters.

To be timely for the next annual meeting, a stockholder's notice must be delivered to or mailed and received by the Company's Secretary at the principal executive offices of the Company between August 18, 2012 and September 17, 2012.

If a stockholder who has notified the Company of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, the Company is not required to present the proposal for vote at such meeting.

A copy of the full text of the bylaw provisions discussed above may be obtained by writing to the Company's Secretary at our principal executive offices or by accessing the Company's filings on the SEC's website at www.sec.gov. All notices of proposals by stockholders, whether or not included in the Company's proxy materials, should be sent to the Company's Secretary at our principal executive offices.

Additional Information

Q: What should I do if I receive more than one Notice of Internet Availability, voting instruction card or set of proxy materials?

A: If you received more than one Notice of Internet Availability, voting instruction card or set of proxy materials, your shares are registered in more than one name or brokerage account. Please follow the instructions on each

Notice of Internet Availability or voting instruction card that you receive to ensure that all of your shares are voted.

Q: How may I obtain a separate copy of the Notice of Internet Availability?

A: If you share an address with another stockholder, each stockholder may not receive a separate copy of the Notice of Internet Availability because some brokers and other nominees may be participating in the practice of "householding," which reduces duplicate mailings and saves printing and postage costs. If your Notice of Internet Availability is being householded and you would like to receive separate copies, or if you are receiving multiple copies and would like to receive a single copy, please contact the Company's investor relations department at (408) 754-3058 or write to the Company at 1344 Crossman Avenue, Sunnyvale, California 94089, Attention: Investor Relations.

Q: Can I access the Company's proxy materials and Annual Report on Form 10-K over the Internet?

A: All stockholders and beneficial owners will have the ability to access the Company's proxy materials, free of charge, on the Internet as indicated in the Notice of Internet Availability. The Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2011 (the "2011 Annual Report on Form 10-K") is also available on the Internet as indicated in the Notice of Internet Availability. In addition, you can access this proxy statement and the 2011 Annual Report on Form 10-K by going to the Investor Relations section of the Company's website at www.arubanetworks.com. The 2011 Annual Report on Form 10-K is not incorporated into this proxy statement and is not considered proxy soliciting material.


Proxy Statement

Q: What is the mailing address for the Company's principal executive offices?

A: The Company's principal executive offices are located at 1344 Crossman Avenue, Sunnyvale, California 94089.

Any written requests for additional information, copies of the proxy materials and 2011 Annual Report on Form 10-K, notices of stockholder proposals, recommendations for candidates to the Board of Directors, communications to the Board of Directors or any other communications should be sent to this address.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON DECEMBER 15, 2011

This proxy statement and the Company's 2011 Annual Report on Form 10-K are available by going to the Investor Relations section of the Company's website at www.arubanetworks.com.

PROPOSAL ONE

ELECTION OF DIRECTORS

Nominees

The Board of Directors has selected nine nominees for election to the Board of Directors at the Annual Meeting, all of whom have been recommended for nomination by the Corporate Governance and Nominating Committee of the Board of Directors (the "Corporate Governance and Nominating Committee") and all of whom are presently directors of the Company. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nine nominees named below.

In the event that any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who may be proposed by the Corporate Governance and Nominating Committee and designated by the Board of Directors to fill the vacancy. The term of office of each person elected as a director will continue until the next annual meeting of stockholders or until a successor has been duly elected and qualified.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE NOMINEES LISTED BELOW.

Information Regarding the Nominees

The names of the nominees for director, their ages, their positions with Aruba and other biographical information as of October 20, 2011 are set forth below. There are no family relationships among any of our directors or executive officers. Beneath the biographical details of each nominee listed below, we have also detailed the specific experience, qualifications, attributes or skills of each nominee that led the Board of Directors to conclude that each nominee should serve on the Board of Directors.

Name	Age	Position
Dominic P. Orr	60	President, Chief Executive Officer and Chairman of the Board of Directors
Keerti Melkote	41	Co-Founder, Chief Technology Officer and Director
Bernard Guidon	64	Director
Emmanuel Hernandez	56	Director
Michael R. Kourey	52	Director
Douglas Leone	54	Director
Willem P. Roelandts	66	Director
Juergen Rottler	45	Director
Daniel Warmenhoven	60	Lead Independent Director

Dominic P. Orr has served as a director since 2002 and as our President and Chief Executive Officer since April 2006. From November 2001 through April 2006, Mr. Orr was a private investor. Mr. Orr was President, Content Networking Business Unit at Nortel Networks, a global supplier of communication equipment, from October 2000 to October 2001, and continued as a consultant to Nortel Networks until October 2002. Prior to joining Nortel Networks, Mr. Orr served as the President and Chief Executive Officer of Alteon WebSystems from August 1996 until its acquisition by Nortel Networks in October 2000. Mr. Orr is a member of the Sciences Board of Visitors at the University of California, Los Angeles and a member of the Advisory Board of the Information Science and Technology Program at the California Institute of Technology in Pasadena, California. Mr. Orr also serves on the board of directors of Inveneo, a private, non-profit company. Mr. Orr received his B.S. in physics from the City College of the City University of New York and his M.S. and Ph.D. from California Institute of Technology.

Among other skills and qualifications, Mr. Orr brings to the Board:

- Leadership and Global Expertise — current CEO; former CEO of publicly-traded technology company
- Industry, Technology and Corporate Development Expertise — over 20 years of senior management experience in the computer systems and communication networking industries

Keerti Melkote, our co-founder, has served as a director since 2002 and as our Chief Technology Officer since August 2008. Mr. Melkote started Aruba in February 2002 and has held numerous operating roles at Aruba, including in product management, marketing and business development. In 2001, Mr. Melkote was the senior director of product management and marketing at Tahoe Networks, a cellular mobile data networking company. Prior to joining Tahoe Networks, Mr. Melkote was director of product management at the Shasta IP Services division of Nortel Networks from 1999 to 2001. Mr. Melkote has also held various product management, technical marketing and engineering positions at Cisco Systems and Intel Corporation. Mr. Melkote has extensive experience in leading entrepreneurial teams that have created new businesses and billion dollar product categories in the networking industry. Mr. Melkote's major accomplishments include the creation and delivery of Aruba's market leading secure mobile access solution, the industry's first broadband IP service delivery platform at Shasta Networks and Cisco's first gigabit switching products. Mr. Melkote received his MSEE from Purdue University and B.Tech in ECE from JNTU, Hyderabad. Mr. Melkote has been granted multiple patents for innovations in the field of networking and communications.

Among other skills and qualifications, Mr. Melkote brings to the Board:

- Leadership Expertise — current CTO

- Industry Expertise — co-founder and over 10 years of senior product management experience in communication networking industry

- In-Depth Technology Expertise — patent holder for multiple innovations in the field of networking and communications

Bernard Guidon has served as a director since 2006. Mr. Guidon has been an executive management consultant since February 2002, providing consulting services to multiple companies, including Aruba. Prior to starting his consulting activities, Mr. Guidon spent 25 years working with Hewlett-Packard, most recently serving as Vice President and General Manager of the Hewlett-Packard Professional Services Organization from 1999 until 2002. Mr. Guidon also serves on the board of directors of UShareSoft, a private company based in France that is a provider of a self-service factory for building virtual and cloud-ready software images. Mr. Guidon received his M.S. in Electrical Engineering from the Ecole Nationale Supérieure d'Electrotechnique, d'Electronique, d'Informatique, d'Hydraulique et des Télécommunications in France.

Among other skills and qualifications, Mr. Guidon brings to the Board:

- Leadership and Global Expertise — former senior manager of publicly-traded technology company; held directorships with both domestic and foreign technology companies

- Industry, Technology and Corporate Development Expertise — executive management consultant

Emmanuel Hernandez has served as a director since 2006. Mr. Hernandez has been an Operating Partner at Khosla Ventures, a venture capital firm, since May 2010. Prior to joining Khosla Ventures, Mr. Hernandez served as the Chief Financial Officer of SunPower Corporation from April 2005 to November 2008. He retired as Chief Financial Officer of SunPower Corporation in November 2008, but continued in a transition role at SunPower Corporation until January 2009. Prior to April 2005, Mr. Hernandez served for more than 11 years as the Executive Vice President of Finance and Administration and Chief Financial Officer for Cypress Semiconductor, having joined that company in 1993 as its Corporate Controller. Prior to that, Mr. Hernandez held various financial positions with National Semiconductor Corporation from 1976 through 1993. Mr. Hernandez currently serves on the board of directors of ON Semiconductor, MEMC Electronics Materials Inc., EnStorage Inc., a private company that develops flow battery/storage technology for the renewable energy industry, and Soraa, Inc., a private company that is developing LED and laser technology.

Among other skills and qualifications, Mr. Hernandez brings to the Board:

- Leadership and Global Expertise — director of publicly-traded technology companies; over 35 years of finance and operations experience in high tech businesses

- Financial, Corporate Development and Legal Compliance Expertise — 15 years as CFO of publicly-traded companies

Michael R. Kourey has served as a director since 2007. Mr. Kourey has served as Executive Vice President, Finance and Administration of Polycom, Inc., a publicly-held unified collaborative communications solutions company, since May 2010 and as Chief Financial Officer since January 1995. He served as a director of Polycom from January 1999 to May 2011, as Senior Vice President, Finance and Administration from January 1999 to May 2010, as Vice President, Finance and Administration from January 1995 to January 1999 and as Vice President, Finance and Operations from July 1991 to January 1995. Mr. Kourey also serves on the board of directors of Riverbed Technology, Inc. and serves on the Advisory Board of the Business School at Santa Clara University. Mr. Kourey holds a B.S. in managerial economics from the University of California, Davis and an M.B.A. from Santa Clara University.

Among other skills and qualifications, Mr. Kourey brings to the Board:

- Leadership and Global Expertise — director of publicly-traded technology companies
- Financial, Corporate Development and Legal Compliance Expertise — CFO of publicly-traded technology company

Douglas Leone has served as a director since 2002. Mr. Leone has been at Sequoia Capital, L.P., a venture capital firm, since July 1988 and has been a general partner since 1993. Mr. Leone also serves on the boards of directors of several private companies. Mr. Leone received his B.S. in Mechanical Engineering from Cornell University, his M.S. in Industrial Engineering from Columbia University and his M.S. in Management from the Massachusetts Institute of Technology.

Among other skills and qualifications, Mr. Leone brings to the Board:

- Leadership Expertise — director and advisor to numerous technology companies
- Industry, Technology and Corporate Development Expertise — over 20 years of experience in advising and investing in technology companies

Willem P. Roelandts has served as a director since 2008. Mr. Roelandts is an independent consultant. Mr. Roelandts was Chairman of the Board of Directors of Xilinx, Inc. from July 2003 until August 2009 and a member of the board of directors of Xilinx from 1996 until August 2009. Mr. Roelandts served as President and Chief Executive Officer of Xilinx from January 1996 to January 2008. Prior to joining Xilinx, Mr. Roelandts held various executive positions during a 29-year career at Hewlett-Packard Company, where he last served as Senior Vice President and General Manager of Computer Systems Organizations. Mr. Roelandts serves on the Board of Directors of Applied Materials, Inc., IMEC, a non-profit research company in Belgium, eSilicon Corporation, a privately held company, and the El Camino Hospital Foundation, a non-profit foundation, and on the Board of Trustees of the Lincoln Law School. Mr. Roelandts received his B.S. in Electrical Engineering from Rijks Hogere Technische School in Belgium.

Among other skills and qualifications, Mr. Roelandts brings to the Board:

- Leadership and Global Expertise — former CEO of publicly-traded technology company
- Industry, Technology and Corporate Development Expertise — over 40 years of experience in the high tech industry

Juergen Rottler has served as a director since 2011. From September 2006 to October 2010, Mr. Rottler served as the Executive Vice President of Customer Services for Oracle Corporation, a provider of integrated business software and hardware systems. Mr. Rottler was Executive Vice President, Oracle Support and Oracle On Demand, from January 2005 to September 2006 and was Executive Vice President, Oracle On Demand, from September 2004 to January 2005. During his six year tenure, Oracle became the first technology company to receive the global J.D. Power & Associates award for Outstanding Customer Service. Prior to joining Oracle, Mr. Rottler held several global leadership positions at HP, where he worked in their hardware, software, and services businesses between 1986 and 2004. Mr. Rottler holds a bachelor's degree in computer science and business from Hochschule Furtwangen University (Germany), and an M.B.A. from Bentley University in Waltham, Massachusetts.

Among other skills and qualifications, Mr. Rottler brings to the Board:

- Leadership Expertise — held senior manager and global leadership positions at publicly-traded technology companies
- Industry and Customer Services Expertise — over 20 years of experience in the high tech industry and in selling and servicing IT organizations

Daniel Warmenhoven has served as a director since 2006 and as Lead Independent Director since October 2009. Mr. Warmenhoven has served as a member of the board of directors of NetApp, Inc. since October 1994 and was elected chairman of the NetApp board of directors in January 2008. He served as Chief Executive Officer of NetApp from October 1994 to August 2009 when he took on the role of Executive Chairman. Prior to joining

NetApp, Mr. Warmenhoven served in various capacities, including President, Chief Executive Officer, and chairman of the board of directors of Network Equipment Technologies, Inc., a telecommunications company, from November 1989 to January 1994. Prior to Network Equipment Technologies, Mr. Warmenhoven held executive and managerial positions at Hewlett-Packard from 1985 to 1989 and IBM Corporation from 1972 to 1985. Mr. Warmenhoven also serves on the boards of directors of Stoke, Inc. and Bechtel Corp., both privately held companies. Mr. Warmenhoven received his B.S. in Electrical Engineering from Princeton University.

Among other skills and qualifications, Mr. Warmenhoven brings to the Board:

- Leadership and Global Expertise — former CEO of publicly-traded technology companies
- Industry, Technology and Corporate Development Expertise — over 30 years in senior management of technology companies, including network equipment companies

PROPOSAL TWO

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors (the "Audit Committee") has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm to audit the Company's financial statements for the fiscal year ending July 31, 2012, and recommends that the stockholders vote for ratification of such appointment. PricewaterhouseCoopers LLP has served as the Company's independent registered public accounting firm since the Company's inception. Although ratification by stockholders is not required by law, the Audit Committee has determined that it is desirable, as a matter of good corporate practice, to request ratification of this selection by the stockholders. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint new independent auditors at any time if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If the stockholders do not ratify the appointment of PricewaterhouseCoopers LLP, the Audit Committee may reconsider its selection.

A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting and is expected to be available to respond to appropriate questions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JULY 31, 2012.

Principal Accounting Fees and Services

The following table presents fees billed for professional audit services and other services rendered to the Company by PricewaterhouseCoopers LLP for the fiscal years ended July 31, 2010 and July 31, 2011.

	Fiscal 2010	Fiscal 2011
Audit Fees(1)	$802,500	$ 855,000
Audit-Related Fees	—	—
Tax Fees(2)	—	154,483
All Other Fees(3)	—	3,300
Total	$802,500	$1,012,783

(1) Consists of fees billed for professional services rendered for the audit of the Company's consolidated financial statements, audit of the Company's internal control over financial reporting and review of the Company's quarterly interim consolidated financial statements, as well as services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements. Also includes fees for services associated with periodic reports and other documents filed with the SEC or other documents issued in connection with securities offerings (e.g., consents) and assistance in responding to SEC comment letters.

(2) Consists of fees billed for tax compliance, consultation and planning services.

(3) Consists of fees billed for products provided by PricewaterhouseCoopers LLP.

In making its recommendation to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending July 31, 2012, the Audit Committee has considered whether services other than audit and audit-related services provided by PricewaterhouseCoopers LLP are compatible with maintaining the independence of PricewaterhouseCoopers LLP.

Pre-Approval of Audit and Non-Audit Services

The Audit Committee has adopted a policy for pre-approving the services and associated fees provided by Aruba's independent registered public accounting firm. Under this policy, the Audit Committee must pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

All PricewaterhouseCoopers LLP audit and non-audit services and fees in fiscal 2010 and fiscal 2011 were pre-approved by the Audit Committee.

PROPOSAL THREE

NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION

The recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") enables Aruba's stockholders to vote to approve, on a non-binding advisory basis, the compensation of Aruba's named executive officers as disclosed in accordance with the SEC's rules in the "Executive Compensation" section of this proxy statement beginning on page 21 below. This proposal, commonly known as a "say-on-pay" proposal, gives Aruba's stockholders the opportunity to express their views on Aruba's named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of Aruba's named executive officers and the philosophy, policies and practices described in this proxy statement.

The say-on-pay vote is advisory, and therefore not binding on the Company, the Board of Directors or the Compensation Committee of the Board of Directors (the "Compensation Committee"). The say-on-pay vote will, however, inform the Board of Directors and the Compensation Committee regarding investor sentiment about Aruba's executive compensation philosophy, policies and practices, which the Compensation Committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. The Board of Directors and the Compensation Committee value the opinions of Aruba's stockholders and to the extent there is any significant vote against the named executive officer compensation as disclosed in this proxy statement, the Board of Directors and the Compensation Committee will consider the stockholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Aruba believes that the information provided within the Executive Compensation section of this proxy statement demonstrates that Aruba's executive compensation program was designed appropriately and is working to ensure management's interests are aligned with Aruba's stockholders' interests to support long-term value creation. Aruba also believes the compensation paid to its named executive officers during fiscal 2011 was commensurate with Aruba's financial performance as described further in the Executive Compensation section of this proxy statement.

Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on a non-binding advisory basis, the compensation of the Company's named executive officers, as disclosed in the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF ARUBA'S NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL FOUR

NON-BINDING ADVISORY VOTE ON THE FREQUENCY OF HOLDING FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

The Dodd-Frank Act also enables Aruba's stockholders to indicate, at least once every six years, how frequently Aruba should seek a non-binding advisory vote on the compensation of Aruba's named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules, such as Proposal Three beginning on page 14 of this proxy statement. By voting on this Proposal Four, stockholders may indicate whether they would prefer a non-binding advisory vote on named executive officer compensation once every one, two or three years or, if they prefer, they may abstain from casting a vote.

After careful consideration of the frequency alternatives, the Board of Directors has determined that a non-binding advisory vote on executive compensation that occurs annually is the appropriate alternative for the Company, and therefore the Board of Directors recommends that you vote for a 1 year interval for the non-binding advisory vote on executive compensation. In formulating its recommendation, the Board of Directors considered the nature of our compensation programs and determined that an annual vote would provide us with regular stockholder input on our compensation philosophy, policies and practices. Aruba's stockholders may have different views as to what is the best approach for the Company, and we look forward to hearing from our stockholders on this proposal.

You may cast your vote on your preferred voting frequency by choosing the option of 1 year, 2 years, 3 years or abstain from voting when you vote in response to the resolution set forth below:

> "RESOLVED, that the option of once every 1 year, 2 years or 3 years that receives the highest number of votes cast for this resolution will be determined to be the preferred frequency with which the Company is to hold a stockholder vote to approve the compensation of the Company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

The option of 1 year, 2 years or 3 years that receives the highest number of votes cast by stockholders will be the frequency for the non-binding advisory vote on executive compensation that has been selected by stockholders. However, because this vote is advisory and not binding on the Company, the Board of Directors or the Compensation Committee in any way, the Board of Directors may decide that it is in the best interests of our stockholders and the Company to hold a non-binding advisory vote on executive compensation more or less frequently than the option approved by our stockholders.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF EXECUTIVE COMPENSATION EVERY "1 YEAR".

CORPORATE GOVERNANCE

Corporate Governance Principles and Code of Business Conduct

The Board of Directors sets high standards for the Company's employees, officers and directors. Implicit in this philosophy is the importance of sound corporate governance. It is the duty of the Board of Directors to serve as a prudent fiduciary for stockholders and to oversee the management of the Company's business. The Board of Directors has adopted Corporate Governance Principles that set forth our principal corporate governance policies, including the oversight role of the Board of Directors. The Corporate Governance Principles, in conjunction with our Certificate of Incorporation, Bylaws and Board of Director committee charters, form the framework for the governance of the Company. The Corporate Governance Principles are available on the Company's website at www.arubanetworks.com in the Corporate Governance section of the Investor Relations page.

In addition, the Board of Directors has adopted a Code of Business Conduct, which is applicable to all of the Company's directors and employees, including the Company's principal executive officer, principal financial officer, principal accounting officer or controller and any persons performing similar functions. The Code of Business Conduct is available on the Company's website at www.arubanetworks.com in the Corporate Governance

section of the Investor Relations page. The Company will disclose on its website any amendment to the Code of Business Conduct, as well as any waivers of the Code of Business Conduct that are required to be disclosed by the rules of the SEC or The NASDAQ Stock Market LLC ("Nasdaq").

Independence of the Board of Directors

The Board of Directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with the Company that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, the Board of Directors has determined that the following seven directors are "independent directors" as that term is defined in the Nasdaq Listing Rules: Messrs. Guidon, Hernandez, Kourey, Leone, Roelandts, Rottler and Warmenhoven. The Board of Directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Meetings and Committees

During fiscal 2011, the Board of Directors held a total of 8 meetings (including regularly scheduled and special meetings). Each of the directors attended or participated in 75% or more of the total number of meetings of the Board of Directors and all committees of the Board of Directors on which he served during the past fiscal year (during the periods that such director served). The Board of Directors has four standing committees: an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and a Corporate Development Committee.

It is the policy of the Board of the Directors to have separate meeting times for independent directors without management, as stated in the Company's Corporate Governance Principles. The independent directors met 4 times during fiscal 2011, with no members of management present.

Audit Committee

The Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act, currently consists of Emmanuel Hernandez, Michael R. Kourey and Juergen Rottler, each of whom is "independent" as such term is defined for audit committee members by the SEC and the Nasdaq Listing Rules. Effective December 10, 2010 (the date of last year's annual stockholders' meeting), Willem P. Roelandts was appointed as an interim member of the Audit Committee until the Board of Directors appointed a permanent member of the Audit Committee, which occurred in January 2011 when Mr. Rottler was appointed as a member of the Audit Committee. Mr. Hernandez is the chairman of the Audit Committee. The Board of Directors has determined that Messrs. Hernandez and Kourey are "audit committee financial experts" as defined under the rules of the SEC. The Audit Committee met 8 times during fiscal 2011. The Audit Committee is responsible for, among other things:

- Overseeing the accounting and financial reporting processes and audits of the Company's financial statements;
- Selecting and hiring the Company's independent registered public accounting firm and approving the audit and non-audit services to be performed by the independent registered public accounting firm;
- Assisting the Board of Directors in monitoring the integrity of the Company's financial statements, the Company's internal accounting and financial controls, the Company's compliance with legal and regulatory requirements, and the qualifications, independence and performance of the Company's independent registered public accounting firm;
- Providing to the Board of Directors information and materials to make the Board of Directors aware of significant financial and audit-related matters that require the attention of the Board of Directors;

- Overseeing the Company's risk management and significant financial policies, including the Company's investment policies, credit policies, capital expenditure policies and foreign exchange and hedging policies; and
- Preparing the Audit Committee Report that the SEC requires in the Company's annual proxy statement.

The Audit Committee has adopted a written charter approved by the Board of Directors, which is available on the Company's website at www.arubanetworks.com in the Corporate Governance section of the Investor Relations page.

The Audit Committee Report is included in this proxy statement on page 45.

Compensation Committee

The Compensation Committee currently consists of Douglas Leone and Willem P. Roelandts, each of whom is "independent" as such term is defined by the Nasdaq Listing Rules. Mr. Leone is the chairman of the Compensation Committee, which met 16 times during fiscal 2011. The Compensation Committee is responsible for, among other things:

- Overseeing the Company's compensation policies, plans and benefit programs and making recommendations to the Board of Directors with respect to improvements or changes to the plans and adoption of other plans;
- Reviewing and approving with respect to the Company's Chief Executive Officer and other executive officers: annual base salaries, annual incentive bonuses, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change of control agreements/provisions, signing bonuses or payments of relocation costs, and any other benefits, compensation or arrangements;
- Evaluating and approving the corporate goals and objectives relevant to the compensation of the Company's Chief Executive Officer and other executive officers;
- Evaluating director compensation and making recommendations to the Board of Directors regarding such compensation;
- Administering the Company's compensation plans;
- Reviewing the Company's Compensation Discussion and Analysis included in the Company's annual proxy statement; and
- Preparing the Compensation Committee Report that the SEC requires in the Company's annual proxy statement.

The Compensation Committee has adopted a written charter approved by the Board of Directors, a copy of which is available on the Company's website at www.arubanetworks.com in the Corporate Governance section of the Investor Relations page.

The Compensation Committee Report is included in this proxy statement on page 32.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee currently consists of Daniel Warmenhoven and Bernard Guidon, each of whom is "independent" as such term is defined by the Nasdaq Listing Rules. Effective December 10, 2010 (the date of last year's annual stockholders' meeting), Mr. Guidon was appointed as a member of the Corporate Governance and Nominating Committee. Mr. Warmenhoven is the chairman of the Corporate Governance and Nominating Committee, which held 4 meetings during fiscal 2011. The Corporate Governance and Nominating Committee is responsible for, among other things:

- Assisting the Board of Directors in identifying prospective director nominees and recommending nominees to the Board of Directors for each annual meeting of stockholders;

- Developing principles of corporate governance and recommending them to the Board of Directors;
- Overseeing compliance by the Board of Directors and its committees with applicable laws and regulations, including those promulgated by the SEC and the Nasdaq Stock Market;
- Recommending persons to be members of each Board committee;
- Reviewing, approving and monitoring the Company's Code of Business Conduct; and
- Reviewing actual and potential conflicts of interest of Board members and executive officers, other than related party transactions reviewed by the Audit Committee, and approving or prohibiting any involvement of such persons in matters that may involve a conflict of interest or taking of a corporate opportunity.

The Corporate Governance and Nominating Committee will consider recommendations of candidates for the Board of Directors submitted by the Company's stockholders. For more information, see "Process for Recommending Candidates for Election to the Board of Directors" below.

The Corporate Governance and Nominating Committee has adopted a written charter approved by the Board of Directors, a copy of which is available on the Company's website at www.arubanetworks.com in the Corporate Governance section of the Investor Relations page.

Corporate Development Committee

The Corporate Development Committee of the Board of Directors (the "Corporate Development Committee") currently consists of Dominic P. Orr, Bernard Guidon, Willem P. Roelandts and Daniel Warmenhoven. Mr. Orr is the chairman of the Corporate Development Committee, which held 1 meeting during fiscal 2011. The Corporate Development Committee was formed in February 2011 and has the authority to, among other things:

- Review, evaluate and approve acquisition and strategic investment transactions proposed by the Company's management in which the total consideration to be paid by the Company does not exceed $20 million, or $5 million, respectively, and does not consist of Aruba stock; and
- Review, evaluate and recommend to the Board of Directors acquisition and strategic investment transactions exceeding the approval authority of the Corporate Development Committee.

The Corporate Development Committee has adopted a written charter approved by the Board of Directors, a copy of which is available on the Company's website at www.arubanetworks.com in the Corporate Governance section of the Investor Relations page.

Leadership Structure

Dominic P. Orr has served as the Company's Chief Executive Officer and Chairman of the Board of Directors since April 2006. The Board of Directors believes that Mr. Orr is uniquely qualified to direct the focus and attention of the Board of Directors to the areas most relevant for Aruba and its stockholders due to his intimate knowledge of the Company's strategic priorities and day-to-day operations. Notwithstanding the current combination of the roles of Chief Executive Officer and Chairman, the Board may, in the future, deem it appropriate to separate the roles in light of the Company's leadership needs.

The Board of Directors believes that the Company's leadership structure is further strengthened by the presence of a Lead Independent Director. Mr. Warmenhoven has served as Lead Independent Director since October 2009. Mr. Warmenhoven's principal responsibilities as the Lead Independent Director are to consult with the CEO/Chairman regarding the agenda for meetings of the Board of Directors, schedule and prepare agendas for meetings of independent directors, communicate with the CEO/Chairman, act as principal liaison between the independent directors and the CEO/Chairman on sensitive issues, and raise issues with management on behalf of the independent directors when appropriate.

In addition, each committee of the Board of Directors has a designated chairperson and, other than the Corporate Development Committee, is comprised solely of independent directors.

The Board of Directors feels that combining the positions of Chairman and CEO, selecting a Lead Independent Director to provide independent leadership and maintaining independent committees with individual chairs is the appropriate leadership structure to encourage the effective, efficient and engaged governance of Aruba by the Board of Directors and management.

Board's Role in Risk Oversight

The Board of Directors oversees the Company's enterprise-wide risk management. On a regular basis, the Board of Directors reviews the strategic, financial and operational risks inherent in the Company's business through its consideration of the various matters presented to the Board of Directors or its committees by management for review or approval. With respect to risks that arise in the course of the Company's operations on a day-to-day basis, the Board of Directors has delegated to management responsibility for identifying, assessing, managing and mitigating such risks, although the Board of Directors maintains ultimate responsibility for ensuring that management is effectively executing its responsibilities.

To assist the Board of Directors with its oversight function, each committee of the Board of Directors, other than the Corporate Development Committee, regularly reviews and evaluates various aspects of enterprise risk as part of its specific functions and responsibilities delegated by the Board of Directors. For example, the Compensation Committee is responsible for designing and implementing compensation policies that encourage the appropriate amount of risk-taking by Aruba's employees, the Corporate Governance and Nominating Committee assesses potential risks in reviewing and managing the Company's corporate governance policies and processes, and the Audit Committee identifies and reviews potential legal, financial and audit-related risks that are presented in connection with the committee's oversight of the Company's financial review and reporting processes and regulatory and corporate compliance matters.

Compensation Committee Interlocks and Insider Participation

During fiscal 2011, Douglas Leone and Willem P. Roelandts served as members of the Compensation Committee. In fiscal 2011, no interlocking relationship existed between any member of the Company's Board of Directors or Compensation Committee and any member of the board of directors or compensation committee of any other company. No member of the Compensation Committee is or was formerly an officer or an employee of the Company.

Attendance at Annual Stockholder Meetings by the Board of Directors

The Company encourages, but does not require, members of the Board of Directors to attend the annual meeting of stockholders. Four directors attended the Company's annual meeting of stockholders held on December 10, 2010.

Process for Recommending Candidates for Election to the Board of Directors

The Corporate Governance and Nominating Committee is responsible for, among other things, determining the criteria for membership on the Board of Directors and recommending candidates for election to the Board of Directors. The Corporate Governance and Nominating Committee will consider and make recommendations to the Board of Directors regarding any stockholder recommendations for candidates to serve on the Board of Directors.

Stockholder Recommendations and Nominees

Stockholder recommendations for candidates to the Board of Directors must be directed in writing to the Company's Secretary at the Company's principal executive offices and must include the candidate's name, detailed biographical data and qualifications, home and business contact information, a document indicating the candidate's willingness to serve if elected, and evidence of the nominating stockholder's ownership of the Company's stock. There are no differences in the manner by which the Corporate Governance and Nominating Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder or the Board of Directors.

Director Qualifications

The Corporate Governance and Nominating Committee will evaluate and recommend candidates for membership on the Board of Directors consistent with criteria established by the committee. The consideration of any candidate for director will be based on the Corporate Governance and Nominating Committee's assessment of the individual's background, experience, skills and abilities, and if such characteristics qualify the individual to fulfill the needs of the Board of Directors at that time. While the Corporate Governance and Nominating Committee has not established specific minimum qualifications for director candidates, the Corporate Governance and Nominating Committee believes that candidates and nominees should reflect a Board that is predominately independent and that is comprised of directors who (1) are of high integrity, (2) have broad, business-related knowledge and experience, (3) have qualifications that will increase overall Board effectiveness, and (4) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to Audit Committee members. In evaluating director candidates, the Corporate Governance and Nominating Committee values candidates who will contribute to the broad diversity of experience, professions, skills, viewpoints and backgrounds represented on the Board of Directors, but the committee does not have a formal policy with respect to diversity nor does it assign specific weights to particular criteria. As noted above, the Corporate Governance and Nominating Committee considers diversity to be a relevant consideration, among others, in the process of evaluating and identifying director candidates, and views diversity broadly to consider those attributes that it believes will constitute the Board of Directors best able to guide the Company and its strategic direction through a variety of backgrounds, viewpoints, professional experiences, skills, educational experiences and other such attributes.

Identification and Evaluation of Nominees for Directors

The Corporate Governance and Nominating Committee uses a variety of methods for identifying and evaluating nominees for director. The Corporate Governance and Nominating Committee regularly assesses the appropriate size and composition of the Board of Directors, the needs of the Board of Directors and the respective committees of the Board of Directors, and the qualifications of candidates in light of these needs. Candidates may come to the attention of the Corporate Governance and Nominating Committee through stockholders, management, current members of the Board of Directors or search firms. The evaluation of these candidates may be based solely upon information provided to the committee or may also include discussions with persons familiar with the candidate, an interview of the candidate or other actions the committee deems appropriate, including but not limited to the use of third parties to review candidates.

Contacting the Board of Directors

The Board of Directors welcomes the submission of any comments or concerns from stockholders. Communications received will be reviewed by the Company's Secretary and distributed to the Chairman of the Board of Directors or the other members of the Board of Directors as appropriate, depending on the facts and circumstances outlined in the communication received. If you wish to submit any comments or express any concerns to the Board of Directors, please send them to Board of Directors, Aruba Networks, Inc., Attention: Secretary, 1344 Crossman Avenue, Sunnyvale, California 94089.

EXECUTIVE OFFICERS

The following table provides information regarding our executive officers as of October 20, 2011:

Name	Age	Position(s)
Dominic P. Orr	60	President, Chief Executive Officer and Chairman of the Board of Directors
Michael M. Galvin	46	Chief Financial Officer
Keerti Melkote	41	Co-Founder, Chief Technology Officer and Director
Hitesh Sheth	44	Chief Operating Officer

Dominic P. Orr. See biographical information set forth above under "Proposal One - Election of Directors."

Michael M. Galvin has served as Aruba's Chief Financial Officer since June 2011. Mr. Galvin had been serving since April 2011 as Aruba's interim principal financial officer and interim principal accounting officer. Mr. Galvin previously served as Aruba's Vice President, Finance from December 2008 to April 2011. From July 2005 to November 2008, Mr. Galvin served as Aruba's Senior Director of Finance. Prior to joining Aruba, Mr. Galvin was Chief Financial Officer of StubHub, Inc., a privately held e-commerce company, from December 2004 to April 2005. From September 1996 to November 2004, Mr. Galvin held various finance positions at BEA Systems, Inc., a publicly traded enterprise software company, including Vice President of Finance/Corporate Controller and Vice President of Finance for the Worldwide Services Organization. From June 1991 to July 1996, Mr. Galvin was an investment banker at Merrill Lynch & Co., Inc., a publicly traded financial services company, most recently as a Vice President. Mr. Galvin earned a B.A. from the University of Notre Dame and an M.B.A. from the University of California, Los Angeles.

Keerti Melkote. See biographical information set forth above under "Proposal One — Election of Directors."

Hitesh Sheth has served as Aruba's Chief Operating Officer since August 2009. Prior to joining Aruba, Mr. Sheth served as Executive Vice President and General Manager — Ethernet Platforms Business Group at Juniper Networks, Inc. since 2007. From 2005 to 2007, Mr. Sheth served as Vice President, Products — Service Layer Technologies, then Senior Vice President and General Manager — Service Layer Technologies at Juniper Networks. Prior to joining Juniper Networks, Mr. Sheth held various business development and management positions at Cisco Systems, Inc. from 1998 to 2005. Prior to Cisco, Mr. Sheth held executive and engineering management positions at Liberate Technologies, Oracle Corporation and The Santa Cruz Operation (SCO). He received a BA in Computer Science from the University of Texas at Austin.

Our executive officers are appointed by, and serve at the discretion of, the Board of Directors. Each executive officer is a full-time employee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Philosophy and Objectives

Our compensation philosophy is to attract, motivate and retain talented executives responsible for the success of the Company, which operates in an extremely competitive and rapidly changing part of the high technology industry. With this in mind, we strive to set our compensation programs within the appropriate competitive framework and based on the achievement of our overall financial results and individual contributions by executives and employees. Within this overall philosophy, our objectives are to:

- Motivate executive officers to achieve quantitative financial and qualitative non-financial objectives and create a meaningful link between achievement of these objectives and individual executive compensation;
- Align the financial interests of executive officers with those of Aruba's stockholders by providing significant equity-based incentives, while carefully considering both stockholder dilution and stock-based compensation expense; and
- Offer a total compensation package that is comparable to other similarly sized public companies and other mid-size public technology companies in order to attract and retain top talent.

The Compensation Committee guides our compensation philosophy and objectives. During all of fiscal 2011 and continuing into the current fiscal year, the compensation for our executive officers consists of two primary components: base salary and equity awards. The Compensation Committee uses the above-mentioned objectives as a guide in establishing the compensation programs, practices and packages offered to Aruba's executive officers and in assessing the proper allocation between long- and short-term incentive compensation and cash and non-cash compensation, although the Company has no formal or informal policies regarding such allocations.

Allocation Amongst Types of Compensation

The Compensation Committee does not have a pre-established policy or target for the allocation between long- and short-term incentive compensation or between cash and non-cash compensation. Aruba considers the proper allocation between long-term and short-term incentives by considering the balance that is required to retain executives and reward them for the short-term success of our business while appropriately motivating the executives to strive to achieve the Company's longer-term goals, such as sustained profitability. We also consider the need to offer compensation packages that are comparable to those offered by companies competing with Aruba for executive talent.

In allocating between cash and non-cash compensation, we informally weigh similar concerns. For instance, in allocating between types of compensation, the Compensation Committee believes that cash compensation and generally available benefits (such as 401(k) plan participation and health benefits) should be competitive with the external job market, in order to allow the Company to attract and retain talent. The Compensation Committee sets other aspects of non-cash compensation (that is, equity awards) in a manner intended to both be competitive with the job market and provide appropriate incentives to our executives. For this reason, we have sought to continue to set the base pay compensation of our executive officers around the middle of the market pay levels relative to their peer group as indicated in the salary surveys discussed below. As an additional example of the manner in which the above-noted concerns impact the allocation between cash and non-cash compensation, prior to our initial public offering ("IPO"), the Board of Directors approved compensation for our executive officers that was weighted toward equity compensation. This served to incentivize our executive officers to assist Aruba in achieving a successful IPO and also worked to preserve our cash resources. Aruba continues to use equity as the primary motivator for the executive officers to keep them focused on growing the value of our stock and the Company over both the near and long-term.

Throughout this Compensation Discussion and Analysis, the individuals who served as Chief Executive Officer and Chief Financial Officer during fiscal 2011, as well as the other individuals included in the "Summary Compensation Table" on page 33 of this proxy statement, are referred to as the "named executive officers." They are (i) Dominic P. Orr, our President and Chief Executive Officer, (ii) Michael M. Galvin, our Chief Financial Officer, (iii) Keerti Melkote, our Chief Technology Officer, (iv) Hitesh Sheth, our Chief Operating Officer, and (v) Steffan Tomlinson, our former Chief Financial Officer. Effective as of March 31, 2011, Steffan Tomlinson resigned from his position as our Chief Financial Officer. Michael M. Galvin served as the Company's interim principal financial officer and interim principal accounting officer from April 2011 through June 2011, and in June 2011, Mr. Galvin was appointed as the Company's Chief Financial Officer.

Role and Authority of the Compensation Committee

The Compensation Committee has the final decision-making authority with respect to the compensation of our executive officers. The members of the Compensation Committee are directors Douglas Leone and Willem P. Roelandts. Each of these individuals qualifies as (i) an "independent director" as defined in the Marketplace Rules of the NASDAQ Stock Market, (ii) a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934, and (iii) an "outside director" under Section 162(m) of the Internal Revenue Code. The Compensation Committee has adopted a written charter approved by the Board of Directors, a copy of which is available on the Company's website at www.arubanetworks.com in the Corporate Governance section of the Investor Relations page.

The Compensation Committee carries out the responsibilities assigned to it by the Board of Directors, including responsibilities to: (i) oversee Aruba's compensation policies, plans and benefits programs; (ii) review and approve the compensation of our Chief Executive Officer and other executive officers; and (iii) administer Aruba's equity compensation and incentive plans. In reviewing and approving the executive compensation packages offered to our executive officers, the Compensation Committee is responsible for ensuring that such packages are consistent with our compensation program and philosophy.

In carrying out its responsibilities, the Compensation Committee from time to time engages outside consultants and/or consults with Aruba's Human Resources department as the Compensation Committee determines to be appropriate. The Compensation Committee currently feels that it is adequately and appropriately able to

assess and determine the compensation arrangements for our executive officers. In addition to using outside consultants as appropriate, the Compensation Committee considers comparative market data provided by management, the Compensation Committee members' own experience and knowledge regarding compensation matters, and Aruba's general compensation philosophy and goals. The Compensation Committee also may obtain advice and assistance from internal or external legal, accounting or other advisers selected by the Compensation Committee. For instance, at the invitation of the Compensation Committee, one or more of the following individuals attended each of the 16 Compensation Committee meetings during fiscal 2011: Dominic P. Orr, the Company's Chief Executive Officer, Alexa King, the Company's General Counsel, or Aaron Bean, the Company's Vice President, Human Resources.

In fiscal 2010, the Board of Directors established the Equity Award Committee, consisting of the Chief Financial Officer and the General Counsel of the Company (the "Equity Award Committee"), to which the Board of Directors delegated certain equity award granting authority. The current members on the Equity Award Committee are Michael M. Galvin and Alexa King. The Equity Award Committee has the authority to grant stock options and restricted stock units only with respect to new hires, discretionary bonuses and promotions for employees below the level of Vice President, and to consultants as compensation for services rendered, but only within certain pre-approved guidelines. During fiscal 2011, the Compensation Committee met 16 times. The Compensation Committee expects that it will continue to meet at least quarterly in fiscal 2012 to grant any equity awards outside the scope of the Equity Award Committee's authority, review the Company's equity award granting plans as recommended by management and to discuss pertinent compensation-related issues as necessary and appropriate. In addition, the Compensation Committee annually reviews the base salaries of our executive officers.

Role of Executive Officers in Compensation Decisions

The Compensation Committee on occasion meets with Mr. Orr, our Chief Executive Officer, to obtain recommendations with respect to the compensation programs, practices and packages for our executive officers. At least annually, the Compensation Committee considers, but is not bound by and does not always accept, Mr. Orr's recommendations for the executive officers. These meetings typically occur as part of the regularly scheduled Compensation Committee meeting.

Ms. King, the Company's General Counsel, and/or Mr. Bean, the Company's Vice President, Human Resources, regularly attend meetings of the Compensation Committee but they leave the meetings as appropriate when matters of executive compensation are discussed. In addition, Mr. Orr sometimes attends the Compensation Committee's meetings, but leaves the meetings as appropriate when matters regarding his own compensation are discussed. The Compensation Committee discusses and makes decisions with respect to Mr. Orr's compensation package — salary as well as equity — without him present.

Role of Compensation Consultant

The Compensation Committee has engaged outside consultants to review the Company's compensation plans or arrangements. Valerie Frederickson & Company was retained to review both the Company's director compensation and executive compensation in fiscal year 2011. Also, with the use of data from Radford and Associates as well as ICR Limited ("ICR"), management reviewed and made recommendations on compensation programs for employees at all levels, including executives.

In fiscal 2011, Aruba's management team continued to engage ICR to provide data regarding base salary, bonus and equity awards for the surveyed group described below. ICR has provided similar services since fiscal 2007, and Aruba expects to continue to utilize ICR's services during fiscal 2012. Aruba's management considered this data in making recommendations at the end of calendar year 2010 for executive officer base salaries for fiscal 2011. Aruba's management in turn provides Aruba's compensation data to ICR for use in its market data survey. Aruba's management team uses the ICR data as a tool in making recommendations to the Compensation Committee on compensation adjustments and new hire offers that are consistent with Aruba's compensation philosophy and goals. ICR does not provide any additional services to Aruba. Although ICR does not provide services directly to the Compensation Committee, Aruba's management shares some of the comparative data it receives from ICR with the Compensation Committee for use in its decision-making.

To compare our executive and general employee compensation program for fiscal 2011 to the market, ICR surveyed technology companies and published their pay practices. The employers included in the survey are companies that have employees with similar experience and education levels to Aruba's employees. Also as part of the compensation review, the consulting firm analyzed compensation from the Radford Survey specific to the Network Products and Software Services categories for companies with between $500 million and $1 billion in annual revenue. Specific attention was paid to those companies in the sample who are based in the San Francisco Bay Area/Silicon Valley. The companies in the peer group used by the Compensation Committee to benchmark executive compensation were the following: Aviat Networks, BigBand Networks, Brocade Communications Systems, Calix, Ciena, Digi International, Echelon, Extreme Networks, F5 Networks, Fortinet, Infinera, Internap Network Services, Ixia, Juniper Networks, Meru Networks, NetApp, NETGEAR, Network Equipment Technologies, Rackspace Hosting, RadiSys, Riverbed Technology, Silicon Graphics International, Sonus Networks and Symmetricom.

In order to maintain competitiveness within the marketplace, Aruba considers this peer group data in determining its executive compensation.

Components of Compensation

The principal components of our executive officer compensation include:

- Base salary;
- Equity-based incentive awards, including those earned under our Executive Officer Bonus Plan (the "Bonus Plan");
- Severance and change of control protection;
- Retirement benefits provided under a 401(k) plan; and
- Generally available benefit programs.

We selected these components because we believe each is necessary to help us attract and retain the executive talent on which Aruba's success depends. The full set of components also allows us to reward performance, retain executive talent, and provide continued incentives throughout the fiscal year, primarily through the vesting of equity awards.

During the first half of fiscal 2011, Aruba granted a combination of options and restricted stock units to its general employee population, and in the second half of fiscal 2011, granted only restricted stock units to its general employee population. During all of fiscal 2011, our executive officers were granted only restricted stock units and not options. For fiscal 2012, the Compensation Committee intends to review its executive compensation practices. As part of this review, the Compensation Committee may determine to grant restricted stock units, stock options or a combination of stock options and restricted stock units to our executive officers. The Compensation Committee believes that equity compensation will allow it to balance both long-term and short-term incentives to increase stockholder value and provides Aruba with a strong retention tool. The base salary component provides a reward for the executive officer's day-to-day efforts on behalf of the Company. Retirement benefits under our 401(k) plan and our generally available benefit programs allow us to offer benefits comparable to those offered in the marketplace.

The Compensation Committee believes that this set of components is effective and will continue to be effective in achieving the objectives of our compensation program and philosophy. However, the Compensation Committee will review these elements of compensation on occasion and will alter or add to the elements if it believes that they no longer achieve Aruba's compensation objectives or fall within Aruba's general compensation policy.

The Compensation Committee generally reviews the entire executive compensation program (other than retirement benefits under the 401(k) plan and generally available benefit programs) on at least an annual basis. Any proposed severance or change of control protection is presented to the full Board of Directors for review and approval on at least an annual basis. However, the Compensation Committee at any time may review one or more components as necessary or appropriate to ensure such components remain competitive and appropriately designed to reward performance.

The Compensation Committee sets compensation packages for our executive officers and determines the use and relative weight of the various compensation components based on the industry knowledge of the members of the Compensation Committee and on management's recommendations — which in turn were based on recommendations from the external compensation consultant, survey data and management's industry knowledge — as to compensation packages for the executive officers. As described in further detail above, Mr. Leone is a member of our Compensation Committee and a member of a venture capital firm and holds seats on the boards of directors of a number of companies in the technology industry, and Mr. Roelandts has extensive executive experience in the high-tech industry, has served on the Board of Xilinx, Inc., and has served as the Chair of Applied Materials' Human Resources and Compensation Committee. As such, they are able to draw on their experience and knowledge in making these compensation decisions.

As noted previously, executive compensation prior to our IPO was weighted more toward equity compensation than base salary, which both preserved Aruba's cash resources and focused our executive officers on increasing the value of Aruba common stock through the achievement of a successful IPO. We have continued our emphasis on equity compensation for our executive officers in order to continue to focus efforts on growing the value of our stock, and to continue to preserve our cash resources. In fiscal 2011, except for Mr. Galvin, no changes were made to the base salaries of our executive officers because it was believed that the executive officers were adequately compensated relative to executive officers of other peer group companies. In June 2011, in connection with Mr. Galvin's appointment as Chief Financial Officer, the Compensation Committee increased Mr. Galvin's annual base salary to $315,000. On September 22, 2011, the Company entered into a new offer letter with Mr. Galvin, which memorialized his annual salary of $315,000, effective from April 1, 2011, the date that Mr. Galvin took over the duties of our previous Chief Financial Officer.

For fiscal 2012, the Compensation Committee expects the use and weight of the executive compensation components to continue to be based on a subjective determination by the Compensation Committee of the importance of each component in meeting our overall compensation objectives, including our incentive and retention needs, the need to align incentives with our stockholders' interests, and our goal of staying competitive within the external job marketplace as evidenced by the survey noted below and by the general experience and knowledge of our Compensation Committee members. In setting compensation levels for a particular executive officer, the Compensation Committee considers both individual and corporate factors, as further discussed below.

Base Salary and Variable Incentive Awards

Base Salary

Aruba provides base salary to its executive officers and other employees to compensate them for services rendered on a day-to-day basis during the fiscal year.

As noted previously, during fiscal 2011, except for Mr. Galvin, Aruba did not make changes to the base salaries of its executive officers as the Compensation Committee continued to believe that the base salaries were appropriate at the middle of the market pay levels for executive officers at the surveyed companies that Aruba reviewed in fiscal 2011.

During fiscal 2011, the Compensation Committee conducted a performance review process and reviewed the base salaries of the executive officers, and the Compensation Committee intends to do a similar review during fiscal 2012. Typically, during the process of its review, Mr. Orr, our Chief Executive Officer, reviews the performance of the executive officers and reports those findings to the Compensation Committee. Mr. Orr may take into account any specific items of performance he deems to be relevant. An executive officer's personal performance typically is judged in part on whether the Company's business objectives have been met, and each executive officer's experience, skills, knowledge and responsibilities also are considered. Mr. Orr shares his performance assessment of each executive officer with the Compensation Committee prior to the Compensation Committee's annual compensation review and determination and management, with input from the external consultant, makes recommendations to the Compensation Committee regarding base salaries. We have aimed, and expect to continue to aim, to keep salaries in line with the external job market, with particular emphasis in staying attractive in the expensive California Bay Area.

The Compensation Committee continues to believe that it is appropriate to target base salaries for executive officers in the general range of the middle of the market pay levels as compared to the surveyed companies and gathered data in furtherance of this approach. Both the Radford and the ICR data provided generally are broken down both by geographic location and company size. For instance, when targeting base salaries for our executive officers in the California Bay Area, we generally will gather data of the base salaries for comparable Bay Area positions among the surveyed companies.

The Compensation Committee does not apply specific formulas to determine increases. There is no process in setting these budgets other than the annual business planning process. For newly hired executive officers, the Compensation Committee also considers the base salary of the individual at his or her prior employment and any unique personal circumstances that motivated the executive to leave that prior position and join Aruba.

In general, fiscal 2011 base salary compensation remained approximately in the middle of the market pay levels as compared to the companies surveyed by ICR and Radford, and the Compensation Committee expects base salary compensation in fiscal 2012 to remain generally within those levels. As noted, the Company reviews the comparative data provided by ICR as well as Radford and focuses most closely on peer companies that are similar in size and geographic location. ICR and Radford survey data is presented by size of company and location, among other factors. The Compensation Committee believes that collecting data on base salaries near the middle of the market pay levels and targeting base salaries at that range enables the Company to be both competitive and fiscally prudent. The Compensation Committee continues to expect that base salaries will, in certain circumstances, deviate from this general percentile target in order to continue to retain and incentivize executive officers hired prior to our IPO and to provide more recently hired executive officers with a total compensation package that is comparable to the package they had with their prior employers.

The Compensation Committee intends to maintain a target of approximately the middle of the market pay levels of the surveyed group as a basis for making total compensation decisions for the management team and the employee base until such time as Aruba believes that this target is no longer appropriate in light of Aruba's performance or a change in our compensation philosophy or objectives.

Variable Incentive Awards, Commissions, and Other Bonuses

The Bonus Plan offers the Company's executive officers the opportunity to earn bonuses based on the achievement of specified Company performance targets during each performance period. The Bonus Plan consists of two performance periods per fiscal year. Each performance period lasts for two consecutive fiscal quarters, and a new performance period will begin on the first day of the first and third fiscal quarters. Each executive officer is assigned a targeted bonus value, set as a percentage of his base salary, for each performance period. The executive officer may earn more or less than his targeted value based on the extent to which achievement of the specified performance goals result in the funding of a bonus pool. If Company performance results in the bonus pool being funded at 100% of targeted levels, the participants will be eligible to receive bonuses at their target levels.

Each fiscal year, management develops and the Board of Directors, after significant discussion and review, approves an operating plan designed to encourage the growth and development of the Company. The operating plan is intentionally challenging and expected to be achieved by management and the Company as a whole only with significant effort and skill. Because the Bonus Plan's performance goals and target levels are set by the Compensation Committee based on the Company's operating plan, the difficulty in achieving the performance goals at the target levels reflects the inherent difficulty in achieving the goals and objectives set forth in the operating plan. We expect that management will need to perform at high levels and expend significant effort and skill to achieve target level performance under the Bonus Plan.

Under the Bonus Plan, the funding of a bonus pool is based upon the extent to which the Company meets or exceeds the revenue and profit targets for the performance period that are set by the Board of Directors at the start of fiscal year. In order for a bonus pool to be funded, the profit target for the performance period must be met in full and the revenue target for the performance period must be met at a level of at least 97.5%. If these minimum targets are achieved, the bonus pool for the performance period will be funded at the same percentage of achievement of the revenue target, up to a maximum funding level of 110%. For example, if the profit target is met and 105% of the revenue target is met, then the bonus pool will be funded at a level of 105% of the target amounts of all participants

in the Bonus Plan for the performance period. As a result, each participant would be eligible to receive a bonus valued at 105% of his targeted percentage of base salary for the performance period.

An executive officer must be an employee in good standing to participate in the Bonus Plan. If an executive's employment begins during a performance period that has already begun, he or she will be eligible to receive a pro-rata bonus if he is employed by the Company for at least one full fiscal quarter during the performance period, and subject to the other terms and conditions of the Bonus Plan.

Bonuses under the Bonus Plan are paid in the form of restricted stock units granted under the Company's 2007 Equity Incentive Plan, as amended (the "2007 Equity Incentive Plan"). The actual number of restricted stock units awarded to a participant is calculated based on the dollar value of the bonus awarded to such participant divided by the closing price of the Company's common stock on the date of grant. Restricted stock units granted pursuant to the Bonus Plan are immediately vested at the time of grant.

The Compensation Committee retains discretion to increase or decrease (including to zero) the amount of the bonus pool that is funded, the bonus target percentages or bonus target amounts for each participant, and the number of restricted stock units to be granted as a bonus award.

As of the end of fiscal 2011, the targeted and maximum (based on bonus pool funding limits) bonuses as a percentage of base pay for fiscal year 2011 for each of the Company's executive officers were as follows:

	Target Percentage	Target Amount for FY11	Maximum Target Percentage	Maximum Target Amount for FY11
CEO	125%	$500,000	137.5%	$550,000
COO	125%	$406,250	137.5%	$446,875
CFO	100%	$315,000	110.0%	$346,500
CTO	75%	$210,000	82.5%	$231,000

For the first performance period in fiscal 2011, the Company's financial targets were $166 million of revenue and approximately $25 million of operating income. For the second performance period in fiscal 2011, the Company's financial targets were $189 million of revenue and $30 million of operating income. For both performance periods in fiscal 2011, the Company exceeded both the profit target and revenue target. As a result, for the first performance period of fiscal 2011, the bonus pool was funded at 107% of the target amounts of all participants in the Bonus Plan. For the second performance period of fiscal 2011, the bonus pool was funded at 110% of the target amounts of all participants in the Bonus Plan.

Consequently, each of the executive officers, other than Mr. Galvin, received grants of restricted stock units in the third quarter of fiscal 2011 pursuant to the Bonus Plan. Mr. Galvin became a named executive officer in April 2011 and was only eligible to receive a grant under the Bonus Plan for the second performance period in fiscal 2011. The Compensation Committee determined that Mr. Galvin's bonus percentage for the period should be 75%. In the first quarter of fiscal year 2012, all of our executive officers received grants of restricted stock units pursuant to the Bonus Plan.

Mr. Sheth, the Company's Chief Operating Officer, did not participate in the Bonus Plan in fiscal year 2010 as he was subject to a separate compensation arrangement as described in his offer letter, which provided an annual target bonus of 125% of the base salary paid to him in fiscal 2010 to be paid in shares of the Company's Common Stock upon the successful achievement of Company performance objectives that were recommended to the Compensation Committee by Mr. Orr. The performance objectives for Mr. Sheth were the same as the objectives under the Bonus Plan for the other executive officers. Because both the profit and revenue targets were fully achieved, Mr. Sheth received a bonus with a cash value of $428,255, which was the maximum bonus for which he was eligible under his compensation arrangement. This resulted in the grant to Mr. Sheth of 20,550 shares of restricted stock units in the first quarter of fiscal 2011 pursuant to his offer letter.

In addition, from time to time, the Company may provide an executive officer with a discretionary bonus, for example to reward exemplary service to the Company. These discretionary bonuses are separate from any bonuses for which an executive officer may be eligible under the Bonus Plan. In fiscal 2011, the Compensation Committee awarded one such discretionary bonus, to Mr. Tomlinson.

Long-Term, Equity-Based Incentive Awards

The goal of Aruba's long-term equity-based incentive program is to align the interests of named executive officers with Aruba's stockholders and to provide each named executive officer with a significant incentive to manage Aruba from the perspective of an owner with an equity stake in the business. Equity-based awards also function as an important retention tool. Equity-based awards have been granted to our named executive officers under our 2002 Stock Plan and 2007 Equity Incentive Plan and were approved by the Board of Directors prior to the IPO and after the IPO by the Compensation Committee.

Equity award grants are generally made within grant guidelines established and updated from time to time by the Compensation Committee, in consultation with management, based on job grade, job title, responsibility level, seniority level or other factors, which may include the competitive hiring marketplace. These guidelines were most recently updated in fiscal 2011. We anticipate that the Compensation Committee will review these guidelines again in fiscal 2012 and has the authority to change them if it deems appropriate. With respect to the named executive officers, management makes recommendations on such guidelines and the named executive officer's actual grants. The grant guidelines assist the Company in keeping its equity grants within the budgeted grant pool approved by the Compensation Committee, and thereby efficiently managing its available equity pool and its overhang. For fiscal 2012, the Compensation Committee intends to continue to grant equity awards in accordance with this process.

The Compensation Committee determines the size of long-term, equity-based incentives based on each named executive officer's position within Aruba and seeks to set a level that will create a meaningful opportunity for stock ownership. In addition, in determining the size of a named executive officer's equity grant, the Compensation Committee takes into account an individual's recent performance, as described above. Although the Compensation Committee has not formalized the process by which it takes an individual's performance into account, it may do so in the future. In addition, the Chief Executive Officer of the Company annually reviews the performance of each of the Company's other executive officers. He may take into account any specific factors that he deems relevant. As described above, a named executive officer's personal performance typically is judged in part on whether the Company's business objectives have been met, and each named executive officer's experience, skills, knowledge and responsibilities are also considered. The Chief Executive Officer shares his performance assessment of each executive officer with the Compensation Committee prior to the Compensation Committee's annual compensation review and determination. In establishing actual compensation, the Compensation Committee may take into account such performance assessment, which addresses both financial and non-financial objectives, other individual factors such as an executive officer's tenure with the Company, the executive officer's individual performance over a given year and competitive market data for the executive's position.

In reviewing and analyzing the appropriate amount and type of equity awards to be granted, the Compensation Committee also reviews the following factors:

- The number of shares subject to awards granted to an individual in a given role or position;
- The number of shares owned, and the number of shares subject to equity awards granted by role or position as a percentage of total shares owned, option shares granted, shares of restricted stock granted and shares subject to restricted stock unit awards granted or outstanding as a percentage of total common stock outstanding; and
- The individual's vested and unvested equity positions.

The Compensation Committee views these factors as the main motivators to retain and attract key management talent. On a total Company basis, when appropriate, the Compensation Committee also analyzes:

- The number of shares used by Aruba during the year with respect to new equity awards (i.e., burn rates);
- The number of shares subject to outstanding equity awards relative to the total number of shares issued and outstanding (i.e., issued equity overhang); and
- The number of shares subject to outstanding equity awards and available for future grants relative to the total number of shares issued and outstanding (i.e., total equity overhang).

The Compensation Committee believes that analyzing the above factors allows them to assess whether granting additional awards to the named executive officers is prudent based on the pool of shares the Company has available for grants to all of its service providers and to take into consideration the impact on the dilution of stockholder interests and the Company's overhang.

Equity Award Practices

Since the IPO, Aruba has granted a mix of options and restricted stock units for its broader employee population. However, in the second half of fiscal 2011, only restricted stock units were granted to employees. Aruba has found that restricted stock units provide a useful recruiting mechanism to compete with both public and private companies that are offering share grants to attract key talent. Aruba believes that restricted stock units, which have immediate value upon vesting, are powerful retention tools, and also are a useful compensation tool because they result in less dilution to stockholders than awards such as stock options. For these reasons, the Compensation Committee decided to provide for bonuses under the Bonus Plan in the form of restricted stock units in fiscal 2011. Since stock options, like restricted stock units, also provide a strong tool to focus management on increasing stockholder value, the Compensation Committee may in fiscal 2012 resume its prior practice of granting stock options or may grant a combination of stock options and restricted stock units. By using restricted stock units and/or stock options, Aruba believes its equity compensation program will strike an appropriate balance between Aruba's retention needs and its need to provide proper incentives to our named executive officers.

The Compensation Committee believes that a four year vesting schedule of restricted stock units assists in meeting the Company's retention goals, and also allows for ease of administration of these awards. As a result, Aruba's standard restricted stock units vest over four years. For retentive, competitive or other business reasons, certain grants to named executive officers have in the past and may in the future have a different vesting schedule.

The Company has a policy pursuant to which equity awards are approved in advance of a future effective grant date, which remains in use. Under this policy, on the second Monday of each month, management submits its recommendations for employee equity awards to the Equity Award Committee (or the Compensation Committee with respect to awards to executive officers or awards that are otherwise outside the scope of the Equity Award Committee's authority) and, if such equity awards are approved by the Equity Award Committee or the Compensation Committee, as applicable, such equity awards will be granted effective as of the second Friday of the month. If the second Friday of the month precedes the second Monday of the month, then equity awards shall be granted effective as of the third Friday of the month. It is the Company's policy to not time equity award grants in relation to the release of material non-public information and it is the intent of this policy to specify the timing of effectiveness of equity awards granted thereunder in order to avoid such timing. Aruba follows this granting policy as a best practice approach recommended by outside counsel to ensure all equity awards comply with laws and regulations. All stock options granted to the named executive officers have a per share exercise price equal to the fair market value of Aruba's common stock on the grant date.

As noted, the Compensation Committee historically has not had, and does not intend to establish, any program, plan or practice of timing the grant of equity awards to Aruba's executive officers in coordination with the release of material non-public information that is likely to result in either an increase or decrease in the price of Aruba's common stock. In addition, to the extent Aruba's stock price immediately increases following the grant of equity awards, recipients will not realize the full value of such increase given that equity awards typically vest over a three- or four-year period.

Stock Ownership Guidelines

At this time, the Board of Directors has not adopted stock ownership guidelines with respect to the named executive officers, directors or otherwise.

Aruba has an insider trading policy that prohibits, among other things, short sales, hedging of stock ownership positions, and transactions involving derivative securities relating to Aruba's Common Stock. In addition, each named executive officer has previously entered into a Rule 10b5-1 trading plan.

Severance and Change of Control Protection

Aruba provides severance compensation in the form of cash severance, reimbursement of premiums paid to continue participation in the Company's health plans and certain acceleration of outstanding equity awards if an executive's employment is terminated under certain conditions, including a termination without cause or for good reason following a change of control of Aruba.

In March 2010, the Compensation Committee approved certain severance and change of control protections for our executive officers. In September 2011, the Compensation Committee memorialized the arrangements in a Change of Control Severance Policy for Officers and Directors (the "Change of Control Severance Policy"). The Change of Control Severance Policy provides that if there is a change of control of the Company and an executive officer's employment terminates as a result of an involuntary termination without cause within 12 months following such change of control, then the executive officer will receive various benefits. First, 50% of the then-unvested shares subject to such executive officer's then-outstanding equity awards will immediately vest and, in the case of options and stock appreciation rights, shall become exercisable. Second, subject to certain conditions, such executive officer will receive a lump sum severance payment equal to a percentage of his or her annual base salary as in effect immediately prior to their termination date. The CEO receives 100% of his or her annual base salary while our other executive officers receive 50% of their annual base salary. Third, subject to certain conditions, the Company will pay, for a limited time, the cost of COBRA to continue the health coverage for such executive officers. The CEO receives 12 months of coverage and our other executive officers receive 6 months of coverage.

The Change of Control Severance Policy has a non-duplication of benefits provision. As such, if an executive officer is entitled to benefits other than through the Change of Control Severance Policy, the executive officer's benefits under the Change of Control Severance Policy will be reduced by the value of the benefits that the executive officer receives otherwise than through the Change of Control Severance Policy.

It is expected that Aruba from time to time will consider the possibility of an acquisition by another company or other change of control. In setting the terms of the acceleration of equity awards, we recognize that such consideration can be a distraction to executive officers and can cause executive officers to consider alternative employment opportunities. We also recognize that our named executive officers might not be retained in comparable positions by a large acquirer, and so the benefit of the equity award incentives provided to them might otherwise be forfeited upon a termination of employment by such acquirer. As a result, we believe that it is imperative to provide such individuals with severance benefits upon their termination of employment following a change of control to (i) secure their continued dedication and objectivity, notwithstanding the possibility, threat or occurrence of a change of control, (ii) provide such individuals with an incentive to continue employment and motivate them to maximize the value of Aruba upon a change of control for the benefit of its stockholders, and (iii) provide such individuals with enhanced financial security. Further, we felt that these levels of acceleration were necessary to recruit these individuals to their positions and retain them.

The Change of Control Severance Policy is designed to meet the above-stated objectives, to match what management's knowledge and experience indicates was the industry standard for change of control and severance agreements used to attract and retain key executives. The Compensation Committee reviews our change of control and severance policies and procedures from time to time, and may make changes as circumstances merit.

As described in further detail in the section "Potential Payments Upon Termination or Change of Control" later in this proxy statement, Messrs. Orr and Sheth also are eligible for additional severance protection not tied to a change of control. Mr. Orr's employment agreement provides for acceleration of vesting of his outstanding awards in connection with a termination by the Company without cause or his resignation for good reason that is not in connection with a change of control of the Company. Mr. Sheth's offer letter provides that if his employment is terminated by the Company other than for cause, death or disability, then he will be entitled to receive continuing payments of base salary and benefits, as then in effect, for 6 months from the date of such termination. These arrangements were necessary to recruit Messrs. Orr and Sheth and were part of their negotiation processes with the Company.

Retirement Benefits under the 401(k) Plan, Executive Perquisites, and Generally Available Benefit Programs

In fiscal 2011, our named executive officers other than our Chief Executive Officer were eligible to participate in our employee stock purchase plan. Mr. Orr, our Chief Executive Officer, was ineligible to participate in our employee stock purchase plan because the terms of the plan do not permit employees with ownership interests in the Company above certain levels to participate. This requirement was included in the plan to comply with U.S. tax laws that are applicable to employee stock purchase plans. In addition, named executive officers were eligible to participate in the health and welfare programs that are generally available to other Aruba employees, including medical, dental, vision, life, short-term and long-term disability, employee assistance, flexible spending, and accidental death & dismemberment.

We also maintain a tax-qualified 401(k) plan, which is broadly available to Aruba's general US-based employee population. Under the 401(k) plan, all Company employees are eligible to participate and there is no Company match associated with this benefit. We do not provide defined benefit pension plans or defined contribution retirement plans to our executive officers or other employees other than (i) the 401(k) plan or (ii) as required in certain countries other than the United States for legal or competitive reasons.

The 401(k) plan and other generally available benefit programs allow us to remain competitive, and we believe that the availability of such benefit programs enhances employee loyalty and productivity. The benefit programs are primarily intended to provide all eligible employees with competitive and quality healthcare, financial protection for retirement and enhanced health and productivity. These benefit programs typically do not factor into decisions regarding executive compensation packages.

Accounting and Tax Considerations

In its review and establishment of compensation programs and payments for fiscal 2011, the Compensation Committee considered, but did not place great emphasis on, the anticipated accounting and tax treatment of our compensation programs and payments by us or our executive officers. While we may consider accounting and tax treatment in the future, these factors alone are not dispositive. Among other factors that receive greater consideration are the net costs to us and our ability to effectively administer executive compensation in the short and long-term interests of stockholders under a proposed compensation arrangement.

Section 162(m) of the Internal Revenue Code

Internal Revenue Code Section 162(m) limits the amount that we may deduct for compensation paid to our Chief Executive Officer and to certain of our executive officers to $1,000,000 per person, unless certain exemption requirements are met. The Compensation Committee is aware of this limitation and has decided that it is not appropriate at this time to limit the Company's discretion to design the compensation packages payable to the Company's executive officers to comply with these deductibility guidelines.

Section 409A of the Internal Revenue Code

Section 409A imposes additional significant taxes in the event that an executive officer, director or service provider receives "deferred compensation" that does not satisfy the requirements of Section 409A. Although Aruba does not maintain a traditional nonqualified deferred compensation plan, Section 409A does apply to certain severance arrangements and equity awards. Consequently, to assist in avoiding additional tax under Section 409A, in December 2008 Aruba amended certain of the severance arrangements described above and we structure our equity awards in a manner intended to either avoid the application of Section 409A or, to the extent doing so is not possible, comply with the applicable Section 409A requirements.

Accounting for Stock-Based Compensation

Aruba accounts for stock-based awards in accordance with the requirements of ASC Topic 718 (formerly SFAS 123(R)). Restricted stock units are more attractive from an accounting perspective than they were under the accounting rules previously in place. The Compensation Committee took this into consideration when it decided

that its fiscal 2011 equity compensation program would consist of a combination of stock options and restricted stock units to all levels of employees on a going-forward basis, including named executive officers.

Compensation and Risk

The Board of Directors has assessed the risks associated with the Company's compensation policies and practices for all employees and does not believe that such compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by the members of the Compensation Committee of the Board of Directors:

Douglas Leone (Chairman)
Willem P. Roelandts

Summary Compensation Table

The following table presents information concerning the compensation earned for the fiscal years ended July 31, 2011, 2010 and 2009, by (i) our principal executive officer, (ii) our principal financial officer, (iii) our other most highly compensated executive officers, other than our principal executive officer and principal financial officer, who were serving as executive officers at the end of our 2011 fiscal year, and (iv) our former executive officer for whom disclosure would have been provided pursuant to Item 402 of Regulation S-K but for the fact that the individual was not serving as an executive officer at the end of our 2011 fiscal year (collectively, our "named executive officers").

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(1)(2)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Dominic P. Orr	2011	$400,000	—	$525,001	—	$8,428(3)	$ 933,429
President, Chief Executive Officer and	2010	400,000	—	—	—	—	400,000
Chairman of the Board of Directors	2009	340,088(4)	—	—	$2,514,300	—	2,854,388
Michael M. Galvin(5)	2011	267,917(6)	—	912,121	—	—	1,180,038
Chief Financial Officer							
Steffan Tomlinson(7)	2011	216,667	—	935,957	—	—	1,152,624
Former Chief Financial Officer	2010	325,000	—	—	—	—	325,000
	2009	310,722(8)	—	—	1,368,790	—	1,679,512
Keerti Melkote	2011	280,000	—	181,988	—	—	461,988
Co-Founder, Chief Technology	2010	280,000	—	—	—	—	280,000
Officer and Director	2009	250,514(9)	—	—	1,290,642	—	1,541,156
Hitesh Sheth(10)	2011	325,000	—	631,395	—	—	956,395
Chief Operating Officer	2010	312,708	—	396,495	3,933,090	—	4,642,293

(1) Bonuses paid in the form of restricted stock units ("Bonus RSUs") are reflected in the "Stock Awards" column for the fiscal year in which such Bonus RSUs were granted. Bonus RSUs earned in, and awarded with respect to, the second performance period in FY2010 were granted in the first quarter of FY2011, and are therefore disclosed in the Summary Compensation Table as compensation for FY2011 and not as compensation for FY2010. Bonus RSUs earned in, and awarded with respect to, the second performance period in FY2011 were granted in the first quarter of FY2012, and are therefore not disclosed in the Summary Compensation Table as compensation for FY2011.

(2) Reflects the grant date fair value of stock options and awards granted in fiscal 2011, 2010 and 2009 computed in accordance with ASC Topic 718. A discussion of the valuation assumptions used for purposes of calculating the grant date fair values is included under Note 10 to our Consolidated Financial Statements contained in our Annual Report on Form 10-K for the fiscal year ended July 31, 2011 filed with the SEC on September 27, 2011. The 2009 option value was recalculated from the amounts shown in prior proxy statements to reflect the grant date fair value, in accordance with the revised SEC disclosure requirements relating to such awards. These amounts do not purport to reflect the value that will be recognized by the named executive officers upon sale of the underlying securities. Additional information regarding outstanding equity awards can be found in the Outstanding Equity Awards at Fiscal 2011 Year-End Table.

(3) Mr. Orr received a reimbursement for unused amounts under his health care flexible spending account and a gross-up for the payment of taxes with respect to such reimbursement.

(4) Mr. Orr's FY2009 salary includes $26,819 for a payout of unused vacation time.

(5) Mr. Galvin was appointed Chief Financial Officer on June 25, 2011. Accordingly, only information for FY2011 is provided with respect to Mr. Galvin.

(6) Mr. Galvin's FY2011 salary includes a retroactive payment in the amount of $16,250 related to the increase in Mr. Galvin's salary made effective April 1, 2011. This retroactive payment was paid to Mr. Galvin in FY2012.

(7) Mr. Tomlinson resigned as Chief Financial Officer effective March 31, 2011.

(8) Mr. Tomlinson's FY2009 salary includes $27,251 for a payout of unused vacation time.

(9) Mr. Melkote's FY2009 salary includes $19,470 for a payout of unused vacation time.

(10) Mr. Sheth's employment with the Company began on August 14, 2009. Accordingly, only information for FY2010 and FY2011 is provided with respect to Mr. Sheth.

Grants of Plan-Based Awards in Fiscal 2011

Name	Grant Date	All Other Stock Awards: Number of Shares of Stocks or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(1)
Dominic P. Orr	9/17/2010	13,196(2)	—	—	$275,003
	3/18/2011	8,194(3)	—	—	249,998
Michael M. Galvin	9/17/2010	3,101(4)	—	—	64,625
	1/14/2011	30,000(5)	—	—	770,397
	3/18/2011	2,527(6)	—	—	77,099
Steffan Tomlinson	9/17/2010	6,433(7)	—	—	134,063
	3/18/2011	5,326(3)	—	—	162,496
	4/15/2011	20,000(8)	—	—	639,398
Keerti Melkote	9/17/2010	3,695(2)	—	—	77,003
	3/18/2011	3,441(3)	—	—	104,985
Hitesh Sheth	9/17/2010	20,550(9)	—	—	428,260
	3/18/2011	6,658(3)	—	—	203,135

(1) Reflects the grant date fair value of each equity award computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended July 31, 2011, filed with the SEC on September 27, 2011. These amounts do not purport to reflect the actual value that will be recognized by the named executive officers upon sale of the underlying securities.

(2) Award granted under the 2007 Equity Incentive Plan pursuant to the Bonus Plan and vested in full upon the first anniversary of the vesting commencement date.

(3) Award granted under the 2007 Equity Incentive Plan pursuant to the Bonus Plan and vested in full on the date of grant.

(4) Award granted pursuant to the Company's Corporate Bonus Plan available to the Company's employees other than the Company's executive officers, for service before Mr. Galvin became a named executive officer, and vested in full upon the first anniversary of the vesting commencement date.

(5) Award granted under the 2007 Equity Incentive Plan before Mr. Galvin became a named executive officer and vests over a four year period, at a rate of 1/4th upon the first anniversary of the vesting commencement date and then at a rate of 1/4th annually thereafter.

(6) Award granted pursuant to the Company's Corporate Bonus Plan available to the Company's employees other than the Company's executive officers, for service before Mr. Galvin became a named executive officer, and vested in full on the date of grant.

(7) Award was cancelled upon Mr. Tomlinson's employment termination date.

(8) Award granted under the 2007 Equity Incentive Plan, approved on March 31, 2011, represented a discretionary bonus awarded in recognition of services rendered to the Company and vested in full on the date of grant.

(9) Award vested in full on September 20, 2010 and granted under the 2007 Equity Incentive Plan pursuant to Mr. Sheth's offer letter.

Outstanding Equity Awards at Fiscal 2011 Year-End

The following table presents information concerning outstanding unexercised options and unvested restricted stock units for each named executive officer as of July 31, 2011.

		Option Awards				Stock Awards	
		Number of Securities Underlying Unexercised Options (#)					
Name	Grant Date(1)	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Dominic P. Orr	4/18/2006(2)(3)	4,793,543	—	$2.25	4/17/2016	—	—
	6/12/2009	312,500	287,500	7.58	6/11/2016	—	—
	9/17/2010(4)	—	—	—	—	13,196	$302,848
Michael M. Galvin	12/12/2008	9,166	14,167	2.17	12/11/2015	—	—
	3/17/2009(5)	10,695	7,777	2.91	3/16/2016	—	—
	11/13/2009	2,083	29,167	9.43	11/12/2016		
	9/17/2010(4)	—	—	—	—	3,101	71,168
	1/14/2011(6)	—	—	—	—	30,000	688,500
Keerti Melkote	12/11/2006(3)(7)	200,000	—	5.12	12/10/2016	—	—
	12/12/2008(8)	19,375	10,625	2.17	12/11/2015	—	—
	6/12/2009	156,250	143,750	7.58	6/11/2016	—	—
	9/17/2010(4)	—	—	—	—	3,695	84,800
Hitesh Sheth	8/14/2009	211,250	468,750	7.93	8/13/2016	—	—
Steffan Tomlinson(9)	—	—	—	—	—	—	—

(1) Unless otherwise indicated, all options granted to named executive officers were granted under the 2007 Equity Incentive Plan and vest over a four-year period, at a rate of 1/4th upon the first anniversary of the vesting commencement date and then at a rate of 1/48th per month thereafter.

(2) Option is subject to an early exercise provision and is immediately exercisable.

(3) Options granted under the 2002 Stock Plan.

(4) Restricted stock units vest in full on September 15, 2011.

(5) Options vest over a three-year period, at of 1/3th upon the first anniversary of the grant date and then 1/36th per month thereafter.

(6) Restricted stock units vest over a four-year period, at a rate of 1/4th per year from December 15, 2010.

(7) Options vest over a three-year period, at a rate of 1/36th per month from January 1, 2008.

(8) Options vest over a four-year period, at a rate of 1/48th per month from December 12, 2008.

(9) Mr. Tomlinson resigned as Chief Financial Officer effective March 31, 2011 and all then unvested options and all then unvested restricted stock units were forfeited. Mr. Tomlinson exercised all vested options prior to the end of FY2011.

Fiscal 2011 Option Exercises and Stock Vested

The following table presents certain information regarding the number of shares acquired and the value realized by each named executive officer during fiscal 2011, upon the exercise of stock options and the vesting of stock awards.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Dominic P. Orr	285,900	$ 6,674,919	8,194	$249,998
Michael M. Galvin	24,166	445,344	2,527	77,099
Steffan Tomlinson	686,292	16,729,017	25,326	801,896
Keerti Melkote	200,000	5,158,400	3,441	104,985
Hitesh Sheth	220,000	3,608,250	27,208	632,422

(1) Reflects the difference between the fair market value of the Company's Common Stock at the time of exercise and the exercise price of the option.

(2) Reflects the fair market value of the Company's Common Stock on the vesting date of the restricted stock unit.

Potential Payments upon Termination or Change of Control

Termination or Change of Control Arrangements

The Change of Control Severance Policy provides that if there is a change of control of the Company and an executive officer's employment terminates as a result of an involuntary termination without cause within 12 months following such change of control, then the executive officer will receive various benefits. First, 50% of the then-unvested shares subject to such executive officer's then-outstanding equity awards will immediately vest and, in the case of options and stock appreciation rights, shall become exercisable. Second, subject to certain conditions, such executive officer will receive a lump sum severance payment equal to a percentage of his or her annual base salary as in effect immediately prior to their termination date. The CEO receives 100% of his or her annual base salary while our other executive officers receive 50% of their annual base salary. Third, subject to certain conditions, the Company will pay, for a limited time, the cost of COBRA to continue the health coverage for such executive officers. The CEO receives 12 months of coverage and our other executive officers receive 6 months of coverage.

The Change of Control Severance Policy supersedes the prior severance and change of control arrangements for our executive officers that were tied to a change of control of the Company. However, Messrs. Orr and Sheth also have severance arrangements that are not related to a change of control, pursuant to their employment agreement and offer letter for employment, respectively. These additional arrangements were necessary to recruit Messrs. Orr and Sheth and were part of their negotiation processes with the Company.

Mr. Orr entered into his employment agreement with the Company in April 2006, which was subsequently amended in December 2008 and March 2010. With respect to severance arrangements not tied to change of control, Mr. Orr's employment agreement provides that if his employment is terminated by the Company without "cause" or he resigns for "good reason," and he signs and does not revoke a release of claims against the Company, he will receive acceleration of his unvested equity awards in an amount equal to the number of shares that would have vested over the six-month period immediately following his termination of employment.

Pursuant to Mr. Orr's employment agreement, "cause" means (i) an indictment or conviction of any felony or of any crime involving dishonesty; (ii) participation in any fraud against the Company; (iii) material breach of Mr. Orr's duties to the Company; or (iv) conduct by Mr. Orr which in the good faith and reasonable determination of the Board demonstrates gross unfitness to serve. Pursuant to Mr. Orr's employment agreement, he shall have "good reason" for resignation if any of the following occurs without his consent, and he notifies the Company in writing, within 14 days after the occurrence of one of the following events, that he intends to terminate his employment no earlier than 30 days after providing such notice: (i) the assignment to Mr. Orr of any duties or responsibilities which result in the material diminution of Mr. Orr's position; provided, however, that the acquisition of the Company and

subsequent conversion of the Company to a division or unit of the acquiring corporation will not by itself result in a diminution of Mr. Orr's position; (ii) a reduction by the Company in Mr. Orr's annual base salary by greater than 10%, except to the extent the base salaries of all other executive officers of the Company are accordingly reduced; (iii) a relocation of Mr. Orr's place of work, or the Company's principal executive offices if Mr. Orr's principal office is at such offices, to a location that increases Mr. Orr's daily one-way commute by more than 35 miles; (iv) any material breach by the Company of Mr. Orr's employment agreement, which breach remains uncured by the Company following at least 30 days advance written notice by Mr. Orr; or (v) any failure by the Company to obtain the assumption of Mr. Orr's employment agreement by any successor or assign of the Company. Pursuant to his employment agreement, "change in control" means any one or more of the following events: (a) the consummation of a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the shareholders of the Company immediately prior thereto do not own, directly or indirectly, either (i) outstanding voting securities representing a majority of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar transaction or (ii) a majority of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such transaction; or (b) the consummation of a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries to an entity, a majority of the combined voting power of the voting securities of which are owned by the shareholders of the Company in substantially the same proportions as their ownership of the outstanding voting securities of the Company prior to such sale, lease, license or other disposition.

Mr. Sheth entered into his offer letter for employment with the Company in July 2009, which was subsequently amended in March 2010. With respect to severance arrangements not tied to change of control, Mr. Sheth's offer letter provides that if his employment is terminated by the Company other than for "cause," death or disability, and he signs and does not revoke a release of claims against the Company, he will be entitled to receive continuing payments of base salary and benefits, as then in effect, for 6 months from the date of such termination.

Pursuant to Mr. Sheth's offer letter, "cause" means (a) an act of dishonesty made by in connection with his responsibilities as an employee, (b) conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, (c) gross misconduct, (d) unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the executive owe an obligation of nondisclosure as a result of his relationship with the Company; (e) willful breach of any of the executive's obligations under any written agreement or covenant with the Company; or (f) continued failure to perform employment duties after receipt of a written demand of performance from the Company with specifically sets forth the factual basis for the Company's belief that the executive has not substantially performed his duties and have failed to cure such non-performance to the Company's satisfaction within 10 business days after receiving such notice. Pursuant to Mr. Sheth's offer letter, "involuntarily termination" means either (a) involuntary discharge by the Company for reasons other than cause or (b) voluntary resignation following (i) a change in position with the Company that materially reduces his level of authority or responsibility, (ii) a material reduction in his base salary or (iii) receipt of notice that his principal workplace will be relocated more than 35 miles. "Change of control" means (i) a change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group ("Person"), acquires ownership of the stock of the Company that, together with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; provided, however, that the acquisition of additional stock by any one Person who is considered to own more than 50% of the total voting power of the stock of the Company will not be considered a change of control; or (ii) if the Company has a class of securities registered pursuant to Section 12 of the Exchange Act, a change in the effective control of the Company which occurs on the date that a majority of members of the Board of Directors of the Company is replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors of the Company prior to the date of the appointment or election. For purposes of this clause (ii), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a change of control; or (iii) a change in the ownership of a substantial portion of the Company's assets which occurs on the date that any Person acquires (or has

acquired during the 12 month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection, the following will not constitute a change in the ownership of a substantial portion of the Company's assets: (i) a transfer to an entity that is controlled by the Company's stockholders immediately after the transfer, or (ii) a transfer of assets by the Company to: (a) a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company's stock, (b) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (c) a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company, or (d) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person.

Estimated Payments upon Termination or Change of Control

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for each of the named executive officers (except Mr. Tomlinson, who was not employed by the Company as of the end of fiscal 2011). Payments and benefits are estimated assuming that the triggering event took place on the last business day of fiscal 2011 (July 29, 2011), and the price per share of the Company's Common Stock is the closing price on the NASDAQ Global Market as of that date ($22.95). There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

		Potential Payments Upon Involuntary Termination Other than for Cause or Voluntary Termination for Good Reason(1)	
Name	**Type of Benefit**	**Not in Connection with a Change of Control ($)**	**Within 12 Months after a Change of Control ($)**
Dominic P. Orr	Vesting Acceleration	$1,455,598(2)	$2,360,861
	Cash Severance — Base Pay	—	400,000
	Continued Coverage — Employee Benefits	—	14,028
Michael M. Galvin	Vesting Acceleration	—	2,360,861
	Cash Severance — Base Pay	—	157,500
	Continued Coverage of Employee Benefits	—	11,690
Keerti Melkote	Vesting Acceleration	—	1,257,512
	Cash Severance — Base Pay	—	140,000
	Continued Coverage of Employee Benefits	—	11,690
Hitesh Sheth	Vesting Acceleration	—	3,520,313
	Cash Severance — Base Pay	$ 162,500(3)	162,500
	Continued Coverage of Employee Benefits	$ 11,690(3)	11,690

(1) Reflects the aggregate market value of unvested options. Aggregate market value is computed by multiplying (i) the difference between $22.95 and the exercise price of the option by (ii) the number of shares underlying unvested options at July 31, 2011.

(2) Subject to certain conditions, Mr. Orr is entitled to 6 months of vesting acceleration benefits.

(3) Subject to certain conditions, Mr. Sheth is entitled to receive continuing payments of base salary and benefits for 6 months.

Compensation of Directors

The following table provides information concerning the compensation paid by us to each of our non-employee directors for fiscal 2011. Mr. Rottler was appointed as a member of the Board of Directors in January

2011. Dominic P. Orr and Keerti Melkote, who are our employees, do not receive additional compensation for their service as directors.

Name	Stock Awards ($)(1)	Option Awards ($)(1)(3)(4)	Total ($)
Bernard Guidon	$109,977(2)	$186,408	$296,405
Emmanuel Hernandez	—	310,680	310,680
Michael R. Kourey	—	248,544	248,544
Douglas Leone	—	310,680	310,680
Willem P. Roelandts	—	248,544	248,544
Juergen Rottler	312,199	577,660	889,859
Daniel Warmenhoven	—	310,680	310,680

(1) Reflects the aggregate grant date fair value for fiscal 2011, in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to the Company's consolidated financial statements, which are included in the Company's Annual Report on Form 10-K for the year ended July 31, 2011, filed with the SEC on September 27, 2011. These amounts do not correspond to the actual value that will be recognized by the directors.

(2) Includes the value of 4,926 restricted stock units granted to Mr. Guidon in fiscal 2011 for consulting services.

(3) As of July 31, 2011, the aggregate number of shares underlying options outstanding for each of the Company's non-employee directors was:

Name	Aggregate Number of Shares Underlying Options Outstanding
Bernard Guidon	362,000
Emmanuel Hernandez	70,000
Michael R. Kourey	127,500
Douglas Leone	170,000
Willem P. Roelandts	65,000
Juergen Rottler	50,000
Daniel Warmenhoven	70,000

(4) In fiscal 2011, the Company's non-employee directors received the following options to purchase shares of the Company's Common Stock:

Name	Grant Date	Number of Shares	Exercise Price per Share ($)	Grant Date Fair Value ($)
Bernard Guidon	12/10/2010	15,000	$23.16	$186,408
Emmanuel Hernandez	12/10/2010	25,000	23.16	310,680
Michael R. Kourey	12/10/2010	20,000	23.16	248,544
Douglas Leone	12/10/2010	25,000	23.16	310,680
Willem P. Roelandts	12/10/2010	20,000	23.16	248,544
Juergen Rottler	1/31/2011	50,000	21.55	577,660
Daniel Warmenhoven	12/10/2010	25,000	23.16	310,680

Standard Director Compensation Arrangements

The Company uses equity compensation to attract and retain qualified candidates to serve on the Board of Directors. The Compensation Committee conducts an annual review of director compensation and, if appropriate, recommends any changes in the type or amount of compensation to the Board of Directors. Any change in director

compensation is approved by the Board of Directors. The Board of Directors has not delegated any authority or responsibility to non-directors with respect to Board of Directors compensation.

Equity Compensation

Members of the Board of Directors that are not employees of the Company ("outside directors") receive automatic equity awards each fiscal year. In fiscal 2010 and 2011, prior to the adoption of the Outside Director Compensation Policy in February 2011, such automatic equity grants were included in the text of the Company's 2007 Equity Incentive Plan. However, in February 2011, the Board of Directors amended the 2007 Equity Incentive Plan and approved the Outside Director Compensation Policy, such that the automatic equity grants to outside directors are now included in the Outside Director Compensation Policy.

Pursuant to the Outside Director Compensation Policy, except for initial grants in connection with the appointment of an outside director, equity compensation is based on fixed value amounts, rather than a fixed number of shares and options, and such equity awards are in the form of restricted stock units and, in certain circumstances, stock options. Upon appointment to the Board of Directors, an outside director will receive an option to purchase 50,000 shares, vesting monthly over 4 years, and 10,000 restricted stock units, vesting annually over 4 years. Each outside director will receive an option and/or restricted stock units with an aggregate value of $230,000 on the date of the annual meeting of stockholders, if as of such date, he or she will have served on the Board of Directors for at least the preceding 6 months. On the date of the annual meeting of stockholders, each outside director serving on any of the committees of the Board of Directors will also receive options and/or restricted stock units with an aggregate value as follows: (1) $20,000 for the chairman of the Audit Committee and $10,000 for any non-chairman member of the Audit Committee; (ii) $12,000 for the chairman of the Compensation Committee and $8,000 for any non-chairman member of the Compensation Committee; (3) $6,000 for the chairman of the Corporate Governance and Nominating Committee and $6,000 for any non-chairman member of the Corporate Governance and Nominating Committee; and (4) $6,000 for any member, whether chairman or non-chairman, of any other standing committee of the Board of Directors. In addition, on the date of the annual meeting of stockholders, the Lead Independent Director will also receive options and/or restricted stock units with an aggregate value of $10,000. Each award under the Outside Director Compensation Policy is governed by the terms of the 2007 Equity Incentive Plan.

The Outside Director Compensation Policy provides that 40% of the aggregate value of the value-based awards granted to an outside director will be granted in the form of restricted stock units ("40% Value RSU Award") and the remaining 60% of the aggregate value will be granted in the form of either restricted stock units ("60% Value RSU Award") or a stock option ("60% Value Option Award"), at the election of the applicable outside director. An outside director must make an election before the date of the annual meeting of stockholders if he or she wishes to receive 60% of the aggregate value in the form of restricted stock units, otherwise the outside director will be deemed to have elected to receive 60% of the aggregate value in the form of a stock option. Determination of value for calculating the number of restricted stock units to grant or shares of Common Stock under stock options to grant is based on the fair market value of a share of Common Stock in the case of restricted stock units, and based on the Black-Scholes option valuation methodology in the case of stock options. Any stock options granted under the Outside Director Compensation Policy will have a 7 year term. Subject to the terms of the 2007 Equity Incentive Plan, each 40% Value RSU Award will vest in full in one installment after 1 year, provided that the outside director continues to serve as a director through the end of such 1-year period. However, in the event of the death, disability or voluntary resignation of the outside director or the Company's termination of the outside director's status as a director (other than for cause), the 40% RSU Value Award will become vested on a pro-rata basis. Subject to the terms of the 2007 Equity Incentive Plan, each 60% Value RSU Award will vest in equal annual installments over a 4 year period, provided that the outside director continues to serve as a director through each applicable vesting date. Subject to the terms of the 2007 Equity Incentive Plan, each 60% Value Option Award will vest and become exercisable as to 1/48th of the shares subject to the award on each monthly anniversary of the grant date, provided that the outside director continues to serve as a director through each applicable vesting date. Vested restricted stock units will be paid in shares as soon as practicable after vesting.

In fiscal 2010 and 2011, prior to the adoption of the Outside Director Compensation Policy, outside directors received automatic equity awards as follows. Upon initial appointment to the Board of Directors, the outside

director received an initial option to purchase 50,000 shares of the Company's Common Stock. On the date of the Company's annual meetings of stockholders in 2009 and 2010, each outside director who had been a director for at least six months received an option to purchase 15,000 shares of the Company's Common Stock. In addition, on the date of each annual meeting of stockholders, each outside director received an option to purchase 10,000 shares for each committee of the Board of Directors on which he served as chairman, as well as an option to purchase 5,000 shares for each committee of the Board of Directors on which he served as a non-chairman member. All awards granted under the automatic grant provisions had a term of seven years and an exercise price equal to the fair market value on the date of grant. In addition, all such awards were scheduled to vest in equal monthly installments over four years.

Other Arrangements

The Company's non-employee directors are reimbursed for travel and associated expenses incurred in connection with attending Board and Committee meetings.

Equity Compensation Plan Information

The following table summarizes the number of outstanding options, warrants and rights granted, as well as the number of shares of Common Stock remaining available for future issuance, under the Company's equity compensation plans as of July 31, 2011.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a)(#)
Equity compensation plans approved by security holders	23,235,916(1)	$5.15	2,286,988(2)(3)(4)
Equity compensation plans not approved by security holders	—	—	—
Equity compensation plans assumed in connection with acquisitions	22,867(5)	0.75	—
Total	23,258,783		2,286,988

(1) This amount includes 5,093,839 shares of restricted stock units outstanding with a weighted average exercise price of $0.0001.

(2) This amount includes 2,051,915 shares available for future issuance under the Company's Employee Stock Purchase Plan ("ESPP") and 235,073 shares available for future issuance under the 2007 Equity Incentive Plan.

(3) The Company's 2007 Equity Incentive Plan incorporates an evergreen formula pursuant to which on August 1 of each year the aggregate number of shares reserved for issuance under the 2007 Equity Incentive Plan will increase by a number of shares equal to the lesser of (A) fifteen million (15,000,000) shares, or (B) five percent (5%) of the outstanding shares on the last day of the immediately preceding fiscal year.

(4) The ESPP incorporates an evergreen formula pursuant to which on August 1 of each year the aggregate number of shares reserved for issuance under the ESPP will increase by a number of shares equal to the lesser of (A) six million (6,000,000) shares, or (B) two percent (2%) of the outstanding shares on the last day of the immediately preceding fiscal year.

(5) As of July 31, 2011, options to purchase an aggregate of 22,867 shares of the Company's Common Stock at a weighted average exercise price of $0.75 per share were outstanding under the AirWave Wireless, Inc. 2000 Stock Plan, which options were assumed in connection with the Company's acquisition of AirWave Wireless, Inc. No further grants or awards will be made under the assumed equity compensation plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, as of October 12, 2011, for the following:

- Each person (or group of affiliated persons) who is known by the Company to beneficially own 5% of the outstanding shares of the Company's Common Stock;
- Each of the Company's non-employee directors;
- Each of the Company's named executive officers; and
- All of the Company's directors and current executive officers as a group.

Name of Beneficial Owner(1)	Shares Beneficially Owned(2) Number of Shares	%
5% Stockholders:		
FMR LLC(3) 82 Devonshire Street Boston, Massachusetts 02109	8,424,262	7.9%
Non-Employee Directors		
Bernard Guidon(4)	349,760	*
Emmanuel Hernandez(5)	30,104	*
Michael R. Kourey(6)	93,021	*
Douglas Leone(7)	3,149,242	2.9%
Willem P. Roelandts(8)	43,125	*
Juergen Rottler(9)	10,417	*
Daniel Warmenhoven(10)	436,049	*
Named Executive Officers:		
Dominic P. Orr(11)	6,877,747	6.1%
Michael M. Galvin(12)	75,864	*
Keerti Melkote(13)	1,548,387	1.4%
Hitesh Sheth(14)	239,147	*
Steffan Tomlinson(15)	—	*
All directors and current executive officers as a group (11 persons)(16)	12,852,863	11.4%

* Represents less than 1%.

(1) Unless otherwise indicated in the table, the address for each listed person is c/o Aruba Networks, Inc., 1344 Crossman Avenue, Sunnyvale, California 94089.

(2) The number and percentage of shares beneficially owned is determined under rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of October 12, 2011, including but not limited to, upon the exercise of any options or the vesting and release of restricted stock units. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. Percentage beneficially owned is based on 106,777,653 shares of Common Stock outstanding on October 12, 2011.

(3) Beneficial ownership information is based on information contained in a Schedule 13G filed with the SEC on February 14, 2011 by FMR LLC. According to the Schedule 13G, the shares of common stock are beneficially owned by Fidelity Management & Research Company ("Fidelity"), a wholly owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The

Schedule 13G states that Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the shares. The Schedule 13G also states that neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity, which power resides with Fidelity's Boards of Trustees.

(4) Consists of (i) 6,926 shares held of record by Mr. Guidon and (ii) 342,834 shares subject to options that are exercisable within 60 days of October 12, 2011.

(5) All such shares are subject to options that are exercisable within 60 days of October 12, 2011.

(6) All such shares are subject to options that are exercisable within 60 days of October 12, 2011.

(7) Consists of (i) 2,407,353 shares held of record by Sequoia Capital US Growth Fund IV ("SC Growth Fund IV"), (ii) 106,060 shares held of record by Sequoia Capital USGF Principals Fund IV ("SC USGF Principals Fund IV"), (iii) 250,362 shares held of record by Douglas M. Leone 2010 Annuity Trust UAD 12/10/10, (iv) 250,363 shares held of record by Patricia Perkins Leone 2010 Annuity Trust UAD 12/10/10, and (v) 135,104 shares subject to options that are exercisable within 60 days of October 12, 2011. Mr. Leone is a Managing Director of SCGF GenPar Ltd. ("SCGF GenPar"). SCGF GenPar is the general partner of both SC Growth Fund IV and SC USGF Principals Fund IV. By virtue of these relationships, Mr. Leone may be deemed to share voting and dispositive power with respect to the shares owned by both SC Growth Fund IV and SC USGF Principals Fund IV. Mr. Leone disclaims beneficial ownership of the shares referenced in clauses (i), (ii), (iii) and (iv) above, except to the extent of his pecuniary interest therein.

(8) Consists of (i) 15,000 shares held of record by the Willem P Roelandts Trust and (ii) 28,125 shares subject to options that are exercisable within 60 days of October 12, 2011.

(9) All such shares are subject to options that are exercisable within 60 days of October 12, 2011.

(10) Consists of (i) 390,000 shares held of record by Warmenhoven Enterprises, (ii) 10,945 shares held of record by the Warmenhoven Revocable Trust dtd 12/16/1987, and (iii) 35,104 shares subject to options that are exercisable within 60 days of October 12, 2011.

(11) Consists of (i) 273,554 shares held of record by Ardmore Ventures, (ii) 500,000 shares held of record by Omano Ventures, (iii) 2,350 shares held of record by D. Orr Management Company, LLC, (iv) 1,009,900 shares held of record by Dominic P. Orr Revocable Living Trust, and (v) 5,091,943 shares subject to options that are exercisable within 60 days of October 12, 2011.

(12) Consists of (i) 45,656 shares held of record by The Galvin Family 2005 Trust and (ii) 30,208 shares subject to options that are exercisable within 60 days of October 12, 2011.

(13) Consists of (i) 5,388 shares held of record by Mr. Melkote, (ii) 1,241,964 shares held of record by the Melkote Family Trust, (iii) 304 shares held of record by Sneha Melkote, Mr. Melkote's wife, (iv) 6,656 shares held of record by trusts for the benefit of Mr. Melkote's children, (v) 283,125 shares subject to options that are exercisable by Mr. Melkote within 60 days of October 12, 2011, and (vi) 10,950 shares subject to options that are exercisable by Mrs. Melkote within 60 days of October 12, 2011.

(14) Consists of (i) 2,897 shares held of record by Mr. Sheth and (ii) 236,250 shares subject to options that are exercisable within 60 days of October 12, 2011.

(15) Mr. Tomlinson resigned as Chief Financial Officer effective March 31, 2011. We have provided his ownership information based solely on a review of publicly available data.

(16) Includes 6,327,185 shares subject to options that are exercisable within 60 days of October 12, 2011.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review, Approval or Ratification of Related Person Transactions

In accordance with our Code of Business Conduct, our Corporate Governance Principles and the charter of the Audit Committee, the Audit Committee reviews and approves in advance in writing any proposed related person transaction. For purposes of these procedures, "related person" and "transaction" have the meanings contained in Item 404 of Regulation S-K.

The Audit Committee reviews the proposed transaction and makes additional inquiries where appropriate, keeping in mind that any dealings with a related person must be conducted in such a way that no preferential treatment is given to the Company. Following the completion of its review, the Audit Committee either approves or disapproves the transaction; provided, however, that the most significant related person transactions, particularly those involving our directors and officers, must be reviewed and approved in writing in advance by the Board of Directors. The Company will report all such related person transactions under applicable accounting rules, federal securities laws and SEC rules and regulations.

The Company has entered into indemnification agreements with each of its directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of such individuals in any action or proceeding.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities ("10% Stockholders"), to file reports of ownership on Form 3 and changes in ownership on Form 4 or Form 5 with the SEC. Such executive officers, directors and 10% Stockholders are also required by SEC rules to furnish the Company with copies of all such forms that they file.

Based solely on its review of the copies of such forms furnished to the Company and written representations that no other forms were required to be filed during fiscal 2011, the Company believes that its executive officers, directors and 10% Stockholders have complied with all Section 16(a) filing requirements applicable to them, except Mr. Tomlinson filed one late Form 4 (reporting 1 transaction) and Mr. Leone filed one late Form 4 (reporting 1 transaction).

AUDIT COMMITTEE REPORT

The primary role of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the Company's financial reporting, systems of internal control and audit process, and monitoring compliance with applicable laws, regulations and policies. In the performance of its oversight function, the Audit Committee has:

- reviewed and discussed the audited consolidated financial statements for the fiscal year ended July 31, 2011 with the Company's management, which has primary responsibility for those statements;
- discussed with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380, as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T); and
- received and reviewed the written disclosures and the letter from PricewaterhouseCoopers LLP, required by PCAOB Rule 3526 regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with PricewaterhouseCoopers LLP its independence.

Based upon the review and discussions described in this Report, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2011.

Respectfully submitted by the members of the Audit Committee of the Board of Directors:

Emmanuel Hernandez (Chairman)
Michael R. Kourey
Juergen Rottler

OTHER MATTERS

The Company knows of no other matters to be submitted at the Annual Meeting. If any other matters properly come before the Annual Meeting, the proxy holders will vote the shares they represent in accordance with their best judgment. Discretionary authority with respect to any such other matters is granted by the execution of the proxy, whether through telephonic or Internet voting or, alternatively, by using a paper copy of the proxy card that has been requested.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the proxy card or, if so requested, by executing and returning, at your earliest convenience, the requested proxy card in the envelope that will have been provided.

THE BOARD OF DIRECTORS

Sunnyvale, California
November 1, 2011

(This page intentionally left blank)

Aruba Networks, Inc.
2011 Annual Report

Annual Report

(This page intentionally left blank)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended July 31, 2011

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-33347

Aruba Networks, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**02-0579097**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1344 Crossman Ave.
Sunnyvale, California 94089-1113
(408) 227-4500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $0.0001 per share	The NASDAQ Stock Market LLC (NASDAQ Global Select Market)

Securities registered pursuant to 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☑

As of January 31, 2011, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $2,063,670,475, based on the closing price of such stock reported for such date on the NASDAQ Global Select Market. This calculation does not reflect a determination that persons are affiliates for any other purposes.

The number of outstanding shares of the registrant's common stock was 105,678,491 as of September 14, 2011.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended July 31, 2011 are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

In addition to historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "predict," "potential," "should," "will," "would" and other similar expressions. These statements include, among other things, statements concerning our expectations:

- *that revenues from our indirect channels will continue to constitute a significant majority of our future revenues;*
- *that competition will intensify in the future as other companies introduce new products in the same markets we serve or intend to enter;*
- *that our product offerings, in particular our products that incorporate 802.11n wireless local area network ("LAN") standard technologies, will enable broader networking initiatives by both our current and potential customers;*
- *regarding the factors that will affect our gross margins;*
- *regarding the growth of our offshore operations and the establishment of additional offshore capabilities for certain general and administrative functions;*
- *that, within our indirect channel, sales through our value-added distributors ("VADs") and original equipment manufacturers ("OEMs") will continue to be significant, which will negatively impact our gross margins as VADs and OEMs experience a larger net effective discount than our other channel partners;*
- *that international revenues will increase in absolute dollars and remain consistent or increase as a percentage of total revenues in future periods compared with fiscal 2011;*
- *that we will continue to hire employees;*
- *that we will continue to invest significantly in our research and development efforts;*
- *that research and development expenses for fiscal 2012 will increase on an absolute dollar basis and decrease as a percentage of revenue compared with fiscal 2011;*
- *regarding continued momentum in our network rightsizing and MOVE architecture initiatives;*
- *that we will continue to invest strategically in our sales and marketing efforts;*
- *that sales and marketing expenses for fiscal 2012 will continue to be our most significant operating expense and will increase on an absolute dollar basis and decrease as a percentage of revenue compared with fiscal 2011;*
- *that general and administrative expenses for fiscal 2012 will increase on an absolute dollar basis and decrease as a percentage of revenue compared with fiscal 2011;*
- *that ratable product and related professional services and support revenues will decrease in absolute dollars and as a percentage of total revenues in future periods;*
- *that, as we expand internationally, we may incur additional costs to conform our products to comply with local laws and product specifications, and we plan to continue to hire additional personnel to support our growing international customer base;*
- *regarding the sufficiency of our existing cash, cash equivalents, short-term investments and cash generated from operations, and*
- *that we will increase our market penetration and extend our geographic reach through our network of channel partners,*

as well as other statements regarding our future operations, financial condition and prospects and business strategies. These forward-looking statements are based on information available to us as of the date of this report and current expectations, forecasts and assumptions are subject to certain risks and uncertainties that could cause

our actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this report, and in particular, the risks discussed under the heading "Risk Factors" in Part I, Item 1A of this report and those discussed in other documents we file with the Securities and Exchange Commission ("SEC"). Our forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we are under no obligation to, and expressly disclaim any responsibility to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

The following information should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements included in this report.

PART I

ITEM 1. *BUSINESS*

Overview

Aruba Networks is a leading provider of next-generation network access solutions for the mobile enterprise. Our product portfolio encompasses industry-leading high-speed 802.11n wireless local area networks ("WLANs"), Virtual Branching Networking solutions for branch offices and teleworkers, network operations tools, including spectrum analyzers, wireless intrusion prevention systems, and the AirWave Wireless Management Suite for managing wired, wireless, and mobile device networks. During the third quarter of fiscal 2011, we introduced our new Mobile Virtual Enterprise ("MOVE") architecture. Our MOVE architecture unifies wired and wireless network infrastructures into one seamless access solution for corporate headquarters, mobile business professionals, remote workers and guests. This unified approach to access networks dramatically improves productivity and lowers capital and operational costs compared to wired networks.

Our products have been sold to over 15,500 end customers worldwide (not including customers of Alcatel-Lucent), including some of the largest and most complex global organizations. We have implemented a two-tier distribution model in most areas of the world, including the United States ("U.S."), with VADs selling our portfolio of products, including a variety of our support services, to a diverse number of value-added resellers ("VARs"). Our focus continues to be management of our channel, including selection and growth of high prospect partners, activation of our VARs and VADs through active training and field collaboration, and evolution of our channel programs in consultation with our partners.

Industry Background

Network users are increasingly mobile and depend on continuous access to enterprise networks in order to work productively in the office, at home, or on the road. No longer just a convenience, mobile computing and connectivity are business critical infrastructure that must deliver to mobile users the same experience, access to data, and security as they would enjoy at the office.

Most critically, businesses of all types are being overrun by employee-owned mobile devices on the network, and many are seeking to deploy these devices en masse as well. Most current deployed networks are designed for a port-based architecture, with mobility as an added convenience and "best-effort" solution.

Our vision is to transform the way that organizations design, deploy, manage and maintain user access networks to deliver a wide range of applications, from data to voice and video, to users wherever and whenever they want. This strategy is delivered via our MOVE architecture.

Our MOVE architecture is unique in that it is context-aware, taking user, device, location and application into account when applying security and management policies over the network. Context-awareness also helps ensure application performance and network reliability. This enables customer organizations to rightsize their networks, reducing the number of physical ports. It also helps ensure secure connectivity for tablets and smartphones. This

enables access networks to be built at a fraction of the cost of traditionally overprovisioned and undersubscribed ethernet-switch based access networks, while providing greater utility, utilization, security and visibility.

Effectively implemented, secure mobility solutions offer a significant competitive advantage by allowing resources to be used optimally and at the lowest cost. We expect that ultimately every workplace will be all-wireless, and users will be completely un-tethered from restrictive wired networks.

Delivering secure mobility solutions requires that certain challenges be overcome:

- *Enabling both security and mobility* — Radio waves cannot be confined within a building's walls, challenging traditional wired network physical security models that depend on an impenetrable perimeter. To enable mobility, network access privileges and permissions must be clearly defined on a per-user basis to enable secure access and the reliable delivery of data, voice, video, and other applications to mobile users. Unauthorized wireless devices that could potentially circumvent network security must be detected and prevented.

- *Delivering applications reliably in a mobile environment* — Without special handling, many applications that are intended to be delivered over a fixed network may perform sub-optimally in a mobile environment. This is especially true for mission-critical data and latency-sensitive voice and video applications. Enabling a network to recognize and adapt to an application — so-called "application awareness" — is essential if data, voice and video are to be delivered reliably and with full fidelity.

- *System integration* — Enterprise-class mobility solutions require more than just wireless access. Security, application, network, and radio frequency ("RF") management services are also necessary, potentially increasing the complexity of a system as it grows in size and scope. To be effective, a mobility solution must minimize deployment and integration complexity, and support massive scalability, without requiring expensive upgrades to existing networking infrastructure.

- *Network and operations management* — The management system is the heart of any secure mobility solution because it so profoundly affects up-time, ease-of-use, information technology ("IT") overhead, and on-going operating costs. Essential tasks like network set-up, diagnostics, report generation, maintenance, and software upgrades require an efficient centralized management system that encompasses wired, wireless, and mobile device networks. To ease the transition from legacy to new 802.11n Wi-Fi networks — and make the most of existing capital investments — it is imperative that the management system seamlessly integrate devices from multiple vendors into a single management console.

- *Support for emerging mobile applications* — Secure mobility solutions need to be future-proof, ready to support emerging applications such as high definition video, unified communications, real-time telemetry, wide-area smart grid over resilient mesh, large-scale telework, and location-based services such as asset tracking and inventory management.

Our Solution

We believe that our user-centric networks are fundamentally different from alternative mobility solutions. In traditional enterprise networks, users are connected to physical ports using wire cables. These port-centric architectures assume a static relationship between a user and a data port, and the network access policies and application delivery priorities are not designed to accommodate — and therefore limit — user mobility away from that port. To enable user mobility, the fixed ports must either be opened so any user can connect from any port, or they must be connected to wireless LANs. Both of these options reduce network security and application performance in a port-centric architecture. To allow remote users to securely access a port-centric network, enterprises commonly deploy virtual private networks ("VPNs"), which increase cost and complexity while often degrading the user experience and application performance. None of these alternatives address the fundamental challenge of convenient and secure user access, reliable application delivery, or delivery of a consistent user experience across both wireless and wired networks at local and remote locations.

We address the secure mobility problem using a user-centric architecture that assigns network access policies to users instead of to data ports or other infrastructure. As soon as a user is authenticated by our policy enforcement

firewall, access policies are immediately enforced for that individual, regardless of whether they are working in the office, from home, or on the road. Our security mechanisms allows unrestricted mobility and a common user experience whenever and wherever the network is accessed.

While this design puts wireless networking on an equal footing with wired networks with respect to security, it also enhances mobility and potentially increases user productivity and operational efficiencies. Within a campus environment these benefits are typically realized by customers who "rightsize" their networking infrastructure by deploying Wi-Fi wherever it is possible to do so, and wired ethernet only where there is no wireless alternative. For users at branch offices or on the road, user-centric technology extends the enterprise network wherever it is needed. Leveraging this capability, our Virtual Branch Networking solution delivers an "in-the-office" experience to fixed teleworker and branch office users across town and around the world.

Other key elements of our user-centric architecture include:

- *Adaptive wireless* — Adaptive 802.11n wireless LANs enhance productivity and collaboration by delivering high performance wireless data, voice, and video connections even in environments with densely deployed clients and high levels of RF interference. Our solutions scale for campus applications yet remain cost-effective for small branch deployments. They can be used both indoors and outdoors, and incorporate secure enterprise mesh for completely wireless networking.

- *Identity-based security* — IT departments can deliver authentication, encryption, and access control services to all users via a single integrated, low-power appliance. VPN termination appliances and access control firewalls are not required, reducing IT overhead and expenses.

- *Application-awareness* — Our user-centric network is application-aware — it knows what type of applications are running on the network — and will dynamically adjust itself to improve the performance of data, voice, and video applications. IT managers can define policies that prioritize and optimize services based on the specific user and/or the application being delivered.

- *Vendor-agnostic operations management* — Our AirWave Wireless Management Suite is a multi-vendor network management platform that provides business-critical insights into the operation of wireless networks made by a wide variety of different vendors. Whether managing a single vendor network, or a multi-vendor legacy system in transition to 802.11n, the AirWave platform extends the life of existing infrastructure investments and lowers IT overhead associated with managing a dynamic network.

- *Easy to deploy, easy to use* — We have designed our architecture as a non-disruptive overlay to existing enterprise networks, allowing our networks to be quickly deployed without replacing existing infrastructure. Additionally, we have integrated all of the disparate elements of enterprise mobility — security, application, network and RF management services — into a single architecture, making it easier and less expensive to deploy.

- *Cost-effective scalability* — We believe our architecture provides industry-leading scalability through its ability to support significant numbers of concurrent users from a single centralized point of control. In addition, our integrated solution reduces the amount and type of equipment required to enable mobility within a given location. As a result, our architecture enhances management efficiency and reduces equipment and personnel costs, allowing enterprise IT managers to scale enterprise mobility solutions in a cost-effective manner.

- *Flexible platform supports emerging applications* — By combining the flexibility of modular software with high-performance, programmable hardware, customers can rapidly implement updates, upgrades, and new features with no or minimal equipment changes.

- *Remote networking* — Virtual Branch Networking extends the benefits of centralized management and secure networking to branch offices, teleworkers, and road warriors. Simple to deploy, use and maintain — and with the option to use 3G cellular broadband connections — these remote networking solutions extend the enterprise network virtually anywhere.

- *Network rightsizing* — Network rightsizing enables customers to lower operating expenses and reduce their carbon footprint by bringing their wired and wireless LAN infrastructure in line with actual user demand. Rightsizing is a three-step process that involves assessing wired ethernet LAN utilization, consolidating edge switches to meet actual usage, and expanding the wireless LAN to meet growing demand. We believe that cost savings can result from, among other things, fewer switch service contracts, lower electricity consumption, and reduced air conditioning loading. Our Return-On-Investment calculators help predict the monetary and carbon savings opportunities based on company size and network configuration.

Our Strategy

Our goal is to establish our secure mobility solution as the de facto standard for global education, enterprise, finance, government, healthcare, hospitality, industrial, and retail verticals. In pursuit of this quest, we believe that the following key elements of our strategy will help us maintain our competitive advantage:

- *Commitment to customer service and success* — Our philosophy is that our customers come first and last in everything we do. Our commitment to customer success means that we work collaboratively to do what is best for them and that we work to see things from their points of view when making our business and technology decisions. We strive to ensure that our customer service is the best in the industry. We are continuously focused on finding new ways to solve our customers' most critical problems, meaning that we listen closely to their needs and that we seek what is best for them first, in every instance.

- *Enable the proliferation of bring-your-own-device ("BYOD") policies and initiatives across the enterprise* — IT departments are at a crossroads. Whether overwhelmed by the number and variety of wireless devices that their employees are bringing into the workplace or embracing and issuing such devices to their employees, chances are their access networks are ill-designed for the purpose. Our MOVE architecture and its Mobile Device Access Control ("MDAC") capabilities make broad deployment and secure self-provisioning of mobile devices possible in either case. This means that companies can benefit from letting their employees use the devices they enjoy using without imposing a heavy support burden on IT.

- *Enable the unified communication ("UC") migration* — More and more enterprises are moving from wired internet protocol ("IP") phones or even time-division multiplexing ("TDM")-based telephony to unified communications suites such as Microsoft Lync. Less challenging in a wired networking environment, moving to UC delivered over Wi-Fi often results in performance degradation and noticeable loss of quality due to the competition from an ever-increasing number of Wi-Fi devices for finite wireless bandwidth. We have worked closely with leading UC vendors such as Microsoft to ensure that UC runs just as well over Wi-Fi as it does over wire.

- *Drive adoption across the enterprise* — Many enterprises initially deploy our solutions at corporate headquarters or main campus locations. Our objective is to penetrate remote locations and gain adoption by mobile users across primary campuses, as well as in satellite, branch, and home offices. We intend to do so by emphasizing the productivity enhancements and cost-efficiency of our approach. Network rightsizing and Virtual Branch Networking are two pillars of this strategy, helping users to enhance mobility, obtain a uniform network experience for all users, and lower both operating and capital expenditures.

- *Maintain and extend our software offerings* — We believe that the integrated encryption, authentication, and network access technology embedded in the ArubaOS operating system are key competitive differentiators. We intend to continue enhancing the ArubaOS operating system and our centralized mobility architecture to maintain our position as a technology innovator. We also intend to extend the functionality and performance of the ArubaOS operating system with additional software modules such as unified communications, video-over-IP, and location-based services. Finally, we intend to continue enhancing the capabilities of our multi-vendor AirWave Wireless Management Suite to support additional competitive products and enhance the underlying features of this market-leading platform.

- *Utilize channel partners to expand our global market penetration* — We intend to increase our market penetration and extend our geographic reach through the expansion of our network of channel partners. We

plan to expand our growing channel footprint and will tailor training and support programs to help drive this expansion.

- *Realize increased operating efficiencies* — We currently outsource our hardware manufacturing to overseas contract manufacturers such as Flextronics Manufacturing Singapore Pte. Ltd. ("Flextronics"), Sercomm Corporation ("Sercomm"), Accton Corporation ("Accton") and Wistron Corporation ("Wistron") and have established offshore research and development and customer support capabilities. We plan to continue to realize increased operating efficiencies by growing these offshore operations, and by establishing additional offshore capabilities for certain general and administrative functions.

- *Expand our base of technology partners* — We will continue expanding our network of technology partners to enhance and complement our unified mobility solutions with security solutions, management tools, connectivity devices, and mobility applications.

Products

Our MOVE architecture unifies wired and wireless LANs into one seamless access solution. This allows traveling business professionals, remote workers, headquarters employees and guests to obtain a secure network connection — no matter where they are, what computing devices they use or how they connect.

To connect users to the network — whether at work, at home, or on the road — we offer a set of *access on-ramps* that include wireless, wired, and remote networking products that are centrally controlled in the data center to simplify deployment and management.

We also offer comprehensive mobility network services. Deployed in the data center, these services perform device and user authorization, enforce mobility and security policies, unify network operations, and provide visibility into the RF environment.

ArubaOS

ArubaOS is the operating system software for wired, wireless and remote access products in our MOVE architecture. It integrates user-based security, application-aware radio-frequency services, and wireless LAN access to deliver a scalable and secure mobile networking solution for large and mid-sized enterprises.

ArubaOS comes standard with comprehensive centralized controls and additional security and mobility functionality that can be added or unlocked via licensed software modules.

Software Modules for ArubaOS

Software modules extend the base capabilities of ArubaOS. Current software modules include:

- *The Policy Enforcement Firewall ("PEF")* ensures secure network access for wired, wireless and remote users. Access control policies are centrally defined and enforced on a per-user or per-group basis and follow users no matter where they roam.

- *RFProtect* provides integrated wireless intrusion protection to mitigate Wi-Fi security threats as well as spectrum analysis, which provides visibility into sources of radio frequency interference.

- *Advanced Cryptography ("ACR")* with U.S. National Security Agency ("NSA")-approved Suite B cryptography enables secure access to networks that handle sensitive but unclassified, confidential and classified information.

- *The xSec* protocol uses data encryption and other security methods to safeguard wired and wireless connections. Compliant with Federal Information Processing Standard ("FIPS") 140-2, xSec protects extremely sensitive information on high-security networks.

Mobility Controllers

Our Mobility Controllers run the ArubaOS operating system, creating a single mobile enterprise network that enforces security policies and manages wired and wireless access across indoor, outdoor and remote sites.

Aware of all users, devices, applications and locations, they provide mobility and secure network access throughout the extended enterprise. Mobility Controllers also maintain configurations and automate software updates for access points, Mobility Access Switches and other Mobility Controllers.

Highly scalable, our Mobility Controllers are designed to meet a wide range of deployment scenarios, from branch offices and retail stores to large campuses and extended multisite networks.

Access Points

Our access points serve as on-ramps that aggregate user traffic onto the enterprise network and direct the traffic to Mobility Controllers. Available in a wide range of indoor and outdoor versions, our access points connect authorized consumer and commercial mobile devices using standard 802.11a/b/g/n Wi-Fi. In addition to Wi-Fi connectivity, access points provide security monitoring and interference avoidance.

Mobility Access Switches

Our Mobility Access Switches provide secure network access for wired users and devices based on their identity and independent of their location or the applications they use. Installed in the wiring closet, Mobility Access Switches provide wire-speed Gigabit Ethernet and can enforce universal security policies when operating with our Mobility Controllers.

Remote Networks

Our remote networking products include *Remote Access Points*, *Aruba Instant* and *Virtual Intranet Access* client software.

- *Remote Access Points ("RAPs")* provide secure always-on network access to corporate enterprise networks from remote locations. Ideal for small branch offices and teleworkers in home offices, RAPs provide wired and wireless access, traffic forwarding, security and backup connectivity over cellular networks.
- Combining high-end enterprise-class features with affordability and ease-of-use, *Aruba Instant* is a family of 802.11n access points with integrated Mobility Controller capabilities. Installed in minutes using three easy steps, up to 16 Aruba Instant access points can run at one site, and multiple sites can be remotely managed from a central location.
- *Virtual Intranet Access ("VIA")* client software provides secure network connectivity for Windows laptops and MacBooks. Unlike other VPN clients, VIA chooses the best secure connection to the enterprise network and automatically configures wireless laptop settings to ensure a zero-touch user experience. VIA also supports U.S. NSA Suite B cryptography when used with the ArubaOS ACR module. With the ACR module, VIA clients can securely access networks that handle controlled unclassified, confidential and classified information.

Outdoor Wireless Mesh Routers

Our AirMesh family of outdoor wireless mesh routers provide secure Wi-Fi access and backhaul links to transport voice, video and data traffic wirelessly over vast distances. Ideal where wired connectivity is impractical or unavailable, AirMesh is optimized for applications like video surveillance in municipal, public safety and industrial deployments.

Management and Security Software

Our management and security software includes *AirWave* network management, *Amigopod* access management and our cloud-based *Content Security Service*.

- AirWave network management provides end-to-end clarity and control to manage mobile and wired users on multivendor, multisite networks. It features management and wireless security tools such as user location and mapping, real-time monitoring, proactive alerts, historical reporting, and troubleshooting.
- Amigopod provisions and manages secure wireless LAN access for visitors, contractors, employees and their mobile devices. Simple and automated self-registration makes it easy for receptionists and non-IT staff to create temporary enterprise Wi-Fi accounts.
- From data centers around the world, our Content Security Service ("CSS") provides high-performance web security for branch offices and teleworkers. CSS offers URL filtering, peer-to-peer control, anti-virus/anti-malware, data loss prevention and more.

Customers

Our products have been sold to over 15,500 end customers worldwide (excluding end-customers of Alcatel-Lucent) in most major industries including general enterprise, construction, education, finance, government, healthcare, hospitality, manufacturing, media, retail, technology, telecom, transportation, and utilities. Our products are deployed in a wide range of organizations from small organizations to large multinational corporations, including:

United States	EMEA	Asia Pacific and Other
California State University	BAA	China University of Geoscience
Boston Medical Center	Saudi Aramco	Lawson
Seattle Police Department	Trafford Council	Tennis Australia
Microsoft	KPMG Netherlands	Port of Yokohama, Japan
United States Air Force	London School of Business	Samsung Medical Center

Customers purchase our products directly from us and through our VARs, VADs and OEMs. For a description of our revenues based on our customers' geographic locations, see Note 11 of Notes to Consolidated Financial Statements.

Sales and Marketing

We sell our products and support directly through our sales force and indirectly through our VAR, VAD and OEM partners:

- *Our sales force* — We have a sales force in each of the following regions: the Americas, Europe, Middle East and Africa ("EMEA"), Asia Pacific ("APAC") and throughout the rest of the world. Each sales force is responsible for managing all direct, as well as channel, business within its designated geographic territory.
- *VARs, VADs and OEMs* — Our VARs, VADs and OEMs market, sell, and deploy our solutions to a broad array of organizations. Some of these VARs also purchase our solutions and offer them to their end customers as a managed service. We continue to grow the use of our channel partners in each of our theatres of operations.

As part of our continuing efforts to improve operating leverage through our channel partners we are increasingly relying on our VARs, channel managers, and sales support team to manage smaller-sized deals. This improves our sales productivity and enables our direct sales teams to focus more on winning large customers.

Our marketing activities include lead generation, tele-sales, advertising, website operations, direct marketing, and public relations, as well as participation at technology conferences and trade shows.

Backlog

In our experience, the actual amount of product backlog at any particular time is not a meaningful indication of our future business prospects. We have orders for products that have not been shipped and for services that have not yet been performed for various reasons. Because we allow customers to cancel or change orders with limited advance notice prior to shipment or performance and because many orders remain in backlog due to concerns about the credit

worthiness of the partner or customer, we do not consider backlog to be firm and do not believe our backlog information is a reliable indicator of our ability to achieve any particular level of revenue or financial performance.

Customer Service, Support and Training

We offer tiered customer service and support programs that encompass hardware, software, and access to future software upgrades on a when-and-if available basis. In order to better serve our customers, we have multiple support centers available to respond 24x7x365. Service and support for end customers of our VARs, VADs and OEMs are typically provided by these channel partners, to whom we provide back-up support.

Our training department conducts basic and advanced courses through an on-line training portal and on-site at customer locations, third-party regional training facilities, and our headquarters training facility in Sunnyvale, California. As part of our training program, we offer certification programs to demonstrate that participants have successfully completed the program and passed written and practical exams covering our products, networking, and wireless technologies.

Research and Development

Continued investment in research and development is critical to our business. To this end, we have assembled a team of engineers with expertise in various fields, including networking, security and RF. Our research and development efforts are focused in Sunnyvale, California, Bangalore, India and Beijing, China. We have invested significant time and financial resources into the development of our unified mobility solutions and architecture. We will continue to expand our product offerings and solutions capabilities in the future and plan to dedicate significant resources to these continued research and development efforts. Research and development expenses for fiscal years 2011, 2010, and 2009 are disclosed in the Consolidated Statements of Operations.

Manufacturing

We outsource the manufacturing of a significant majority of our hardware products to contract manufacturers and original design manufacturers ("ODM"). These manufacturing partners help us optimize our operations by lowering costs and reducing time to market. Our major manufacturing partners are Flextronics, Sercomm, Accton and Wistron. Our manufacturing agreement with each partner is structured similarly. The agreements are automatically renewed each year for successive one-year terms unless we or our manufacturing partner provides at least 90 days' advance written notice to the other party of an intent not to renew. In addition, these agreements may be terminated by us or our manufacturing partners for any reason upon 180 days' advance written notice to the other party.

In addition, we utilize a Flextronics facility in Singapore for limited production of specialized products and fulfillment operations for all customer shipments destined for most APAC and EMEA destinations. We also have a second fulfillment center located in Sunnyvale, California that is responsible for all customer shipments destined to locations in the Americas. We perform rigorous in-house quality control inspection and testing at both of our fulfillment centers to ensure the reliability and quality of our hardware components.

We utilize components from many suppliers. Whenever possible, we strive to have multiple sources for these components to ensure continuous supply and competitive costs. We work in conjunction with the extensive supply chain management organizations at all of our manufacturing partners to select and utilize suppliers with established delivery and quality track records. We source a limited number of components that are technically unique and only available from specific suppliers, but neither we nor our manufacturing partners have entered into any long-term supply agreements with these suppliers. Instead, we maintain close, direct relationships with these suppliers to ensure supply meets our requirements including, in some cases, entering into license agreements that allow us to incorporate certain of their components into our products.

We also incorporate certain generally available software programs into our architecture pursuant to license agreements with third parties. We have also entered into license agreements with Qualcomm Atheros, Inc. ("Atheros"), Netlogic Microsystems Corporation ("Netlogic") and Broadcom Corporation ("Broadcom"), each of which is a sole supplier of certain components used by our manufacturing partners, in the production of our products.

Although the contract manufacturing and ODM services required to manufacture and assemble our products may be readily available from a number of established manufacturers, it is time consuming and costly to qualify and implement contract manufacturer relationships. Therefore, if any of our manufacturing partners, Atheros, Netlogic, Broadcom or any other sole source supplier suffers an interruption in its business, or experiences delays, disruptions or quality control problems in its manufacturing operations, or we have to change or add additional manufacturing partners or suppliers of our sole sourced components, our ability to ship products to our customers would be delayed, and our business, operating results and financial condition would be adversely affected.

Competition

The market for secure mobility products is highly competitive and constantly evolving. We believe that we compete primarily on the basis of providing a comprehensive solution that enables mobility, security, and the delivery of converged application services. We believe other principal competitive factors in our market include the total cost of ownership, performance of software and hardware products, ability to deploy easily into existing networks, interoperability of networks with other devices, ability to easily scale, ability to provide secure mobile access to the network, speed of mobile connectivity, and ability to allow the centralized management of networks.

Our competitive position also depends on our ability to innovate and adapt to meet the evolving needs of our customers. We believe we compete favorably in each of these areas.

We expect competition to intensify in the future as other companies introduce new products in the same markets we serve or intend to enter. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which could seriously harm our business, operating results or financial condition. If we do not keep pace with product and technology advances, there could be a material adverse effect on our competitive position, revenues and prospects for growth.

Our primary competitors include Cisco Systems, primarily through its Wireless Networking Business Unit, Hewlett-Packard, and Motorola. We also face competition from a number of smaller companies and new market entrants.

Key differentiators from the competition include the following:

- Field-proven in the world's largest WLANs, our MOVE architecture seamlessly unifies wired and wireless into one cohesive network access solution, providing context-aware and secure user access to appropriate network services. Adaptive 802.11n with infrastructure-based controls lowers customer costs by simplifying deployments, as well as securely and reliably delivering data, toll-grade voice, and high-definition video applications.
- We deliver NSA-developed Suite B military-grade security for access control and data privacy.
- Our Virtual Branch Network ("VBN") solution delivers the security of VPN, the economy of broadband, the simplicity of one-touch installation and the efficiency of centralized management for teleworkers and small branch offices.
- The AirWave Wireless Management Suite enhances operations management, reduces complexity and support costs, and extends the life of existing infrastructure through a multi-vendor, user-centric approach.

Intellectual Property

Our success as a company depends critically upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights including patents, trade secrets, copyrights and trademarks, as well as customary contractual protections.

We have been granted several United States patents, and have a growing pending patent portfolio. We intend to file counterparts for these patents and patent applications in other jurisdictions around the world as appropriate.

Our registered trademarks are Aruba Networks®, Aruba Wireless Networks®, the registered Aruba the Mobile Edge Company logo, Aruba Mobility Management System®, Mobile Edge Architecture®, People Move. Networks Must Follow®, RFProtect®, and Green Island®.

In addition to the foregoing protections, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners, and our software is protected by United States and international copyright laws.

Corporate Information

We were incorporated in Delaware in February 2002. Our principal executive offices are located at 1344 Crossman Ave., Sunnyvale, California 94089-1113, and our telephone number is (408) 227-4500. Our website address is *www.arubanetworks.com*

Employees

As of July 31, 2011, we had approximately 1,057 employees worldwide, of which 422 were engaged in sales and marketing, 426 were engaged in research and development, 111 were engaged in general and administrative functions, 65 were engaged in customer services and 33 were engaged in operations. None of our employees are represented by labor unions, and we consider current employee relations to be good.

Website Posting of SEC Filings

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports are available, free of charge, as soon as reasonably practical after they are electronically filed or furnished with the SEC, on our website and can be accessed by clicking on the "Company/Investor Relations" tab. Further, copies of materials filed by us with the SEC may be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding our filings at *www.sec.gov*. The contents of our website are not incorporated into, or otherwise to be regarded as a part of, this report or any other report we file with or furnish to the SEC.

ITEM 1A. *RISK FACTORS*

Set forth below and elsewhere in this report, and in other documents we file with the SEC, are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this report and in our other public statements. Because of the following factors, as well as other factors affecting our financial condition and operating results, past financial performance should not be considered to be a reliable indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

Risks Related to Our Business and Industry

Our business, operating results and growth rates may be adversely affected by unfavorable economic and market conditions.

Our business depends on the overall demand for IT and on the economic health and general willingness of our current and prospective customers to make capital commitments. If the conditions in the U.S. and global economic environment remain uncertain or continue to be volatile, or if they deteriorate further, our business, operating results, and financial condition may be materially adversely affected. Economic weakness, customer financial difficulties and constrained spending on IT initiatives have resulted, and may in the future result, in challenging and delayed sales cycles and could negatively impact our ability to forecast future periods. In particular, we cannot be assured of the level of IT spending, the deterioration of which could have a material adverse effect on our results of operations and growth rates. The purchase of our products or willingness to replace existing infrastructure in some vertical markets may be discretionary and may involve a significant commitment of capital and other resources. Therefore, weak economic conditions, or a reduction in IT spending would likely adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products and services, and reduced unit sales. A reduction in IT spending could occur or persist even if economic conditions improve. In addition, if interest rates rise or foreign exchange rates weaken for our international customers, overall demand for our products and services could be further dampened, and related IT spending may be reduced. Furthermore, any increase in worldwide commodity prices may result in higher component prices and increased shipping costs, both of which may negatively impact our financial results.

We compete in new and rapidly evolving markets and have a limited operating history, which makes it difficult to predict our future operating results.

We were incorporated in February 2002 and began commercial shipments of our products in June 2003. As a result of our limited operating history, it is very difficult to forecast our future operating results. In addition, we operate in an industry characterized by rapid technological change. Our prospects should be considered and evaluated in light of the risks and uncertainties frequently encountered by companies in rapidly evolving markets characterized by rapid technological change, changing customer needs, evolving industry standards and frequent introductions of new products and services. These risks and difficulties include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories.

In addition, our products are designed to be compatible with industry standards for secure communications over wireless and wireline networks. As we encounter changing standards, customer requirements and competitive pressures, we likely will be required to reposition our product and service offerings and introduce new products and services. We may not be successful in doing so in a timely and appropriately responsive manner, or at all. Our failure to address these risks and difficulties successfully could materially harm our business and operating results.

Our operating results may fluctuate significantly, which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future, which makes it difficult for us to predict. Our operating results may fluctuate due to a variety of factors, many of which are outside of our control, including the changing and volatile U.S. and global economic environment, and any of which may cause our stock price to fluctuate. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Furthermore, our product revenues generally reflect orders shipped in the same quarter they are received, and a substantial portion of our orders are often received in the last month of each fiscal quarter, a trend that may continue. As a result, if we are unable to ship orders received in the last month of each fiscal quarter, even though we may have business indicators about customer demand during a quarter, we may experience revenue shortfalls, and such shortfalls may materially adversely affect our earnings because we may not be able to adequately and timely adjust our expense levels.

In addition to other risk factors listed in this "Risk Factors" section, factors that may cause our operating results to fluctuate include:

- the impact of unfavorable worldwide economic and market conditions, including the restricted credit environment impacting the credit of our channel partners and end user customers;
- our ability to develop and maintain our relationships with our VARs, VADs, OEMs and other partners;
- fluctuations in demand, sales cycles and prices for our products and services;
- reductions in customers' budgets for information technology purchases and delays in their purchasing cycles;
- the sale of our products in the timeframes we anticipate, including the number and size of orders in each quarter;
- our ability to develop, introduce and ship in a timely manner, new products and product enhancements that meet customer requirements;
- our dependence on several large vertical markets, including the government, healthcare, retail, enterprise and education vertical markets;
- the timing of product releases or upgrades by us or by our competitors;

- any significant changes in the competitive dynamics of our markets, including new entrants, or further consolidation;
- our ability to control costs, including our operating expenses, and the costs of the components we purchase;
- product mix and average selling prices, as well as increased discounting of products by us and our competitors;
- the proportion of our products that are sold through direct versus indirect channels;
- our ability to maintain volume manufacturing pricing from our contract manufacturers, and our component suppliers;
- our contract manufacturers and component suppliers' ability to meet our product demand forecasts;
- the potential need to record incremental inventory reserves for products that may become obsolete due to our new product introductions;
- growth in our headcount and other related costs incurred in our customer support organization;
- changing market conditions, including current and potential customer consolidation;
- any decision to increase or decrease operating expenses in response to changes in the marketplace or perceived marketplace opportunities;
- our ability to derive benefits from our investments in sales, marketing, engineering or other activities;
- volatility in our stock price, which may lead to higher stock compensation expenses;
- fluctuations in our effective tax rate, changes in the valuation of our deferred tax assets or liabilities, changes in actual results versus our estimates, or changes in tax laws, regulations, accounting principles, or interpretations thereof;
- the timing of revenue recognition in any given quarter as a result of revenue recognition rules;
- the regulatory environment for the certification and sale of our products; and
- seasonal demand for our products, some of which may not be currently evident due to our revenue growth during fiscal 2010 and 2011.

As a result, our quarterly operating results are difficult to predict even in the near term. In one or more future quarterly periods, our operating results may fall below the expectations of securities analysts and investors or below any guidance we may provide to the market. In this event, the trading price of our common stock could decline significantly. Such a stock price decline could occur even when we have met our publicly stated revenue and/or earnings guidance.

We expect our gross margins to vary over time and our recent level of product gross margin may not be sustainable.

Our product gross margins vary from quarter to quarter and the recent level of gross margins may not be sustainable and may be adversely affected in the future by numerous factors, including product or sales channel mix shifts, the percentage of revenue from international regions, increased price competition, increases in material or labor costs, excess product component or obsolescence charges from our contract manufacturers, write-downs for obsolete or excess inventory, increased costs due to changes in component pricing or charges incurred due to component holding periods if our forecasts do not accurately anticipate product demand, warranty-related issues, product discounting, freight charges, or our introduction of new products or new product platforms or entry into new markets with different pricing and cost structures. As a result of any of these factors, or other factors, our gross margin may be adversely affected, which in turn would harm our operating results.

In our recent history we have incurred net losses and while we are currently profitable, we may not sustain profitability in the future.

We have a history of losses and only recently achieved profitability. We generated net income of $70.7 million for fiscal year 2011 and suffered net losses of $34.0 million and $23.4 million for fiscal years 2010 and 2009, respectively. As of July 31, 2011 and 2010, our accumulated deficit was $104.9 million and $175.6 million, respectively. Expenses associated with the continued development and expansion of our business, including expenditures to hire additional personnel for sales and marketing and technology development, could limit our ability to sustain operating profits. If we fail to increase revenues or manage our cost structure, we may not sustain profitability in the future. As a result, our business could be harmed, and our stock price could decline.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially from quarter to quarter, which may cause our operating results to fluctuate significantly.

The timing of our revenues is difficult to predict. Our sales efforts involve educating our customers about the use and benefits of our products, including the technical capabilities of our products and the potential cost savings achieved by organizations that utilize our products. Customers typically undertake a significant evaluation process, which frequently involves not only our products but also those of our competitors and can result in a lengthy sales cycle, which typically ranges four to nine months in length but can be as long as 18 months. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce any sales. Even after making the decision to purchase, customers may deploy our products slowly and deliberately. In addition, product purchases are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. Specifically, we view the federal vertical as highly dependent on large transactions, and therefore we could experience fluctuations from period to period in this vertical. Customers may also defer purchases as a result of anticipated or announced releases of new products or enhancements by our competitors or by us. Product purchases could be delayed by the volatile U.S. and global economic environment, which has introduced additional risk into our ability to accurately forecast sales in a particular quarter. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, our business, operating results and financial condition could be materially adversely affected.

The market in which we compete is highly competitive, and competitive pressures from existing and new companies may have a material adverse effect on our business, revenues, growth rates and market share.

The market in which we compete is highly competitive and is influenced by the following competitive factors:

- comprehensiveness of the solution;
- performance of software and hardware products;
- ability to deploy easily into existing networks;
- interoperability with other devices;
- scalability of solution;
- ability to provide secure mobile access to the network;
- speed of mobile connectivity offering;
- initial price, total cost of ownership, and return-on-investment;
- ability to allow centralized management of products; and
- ability to obtain regulatory and other industry certifications.

We expect competition to intensify in the future as other companies introduce new products in the same markets we serve or intend to enter and as the market continues to consolidate. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results or financial

condition. If we do not keep pace with product and technology advances, there could be a material adverse effect on our competitive position, revenues and prospects for growth.

Competitive products may in the future have better performance, more and/or better features, lower prices and broader acceptance than our products. A number of our current or potential competitors have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier, regardless of product performance or features. Currently, we compete with a number of large and well established public companies, including Cisco Systems (primarily through its Wireless Networking Business Unit), Hewlett-Packard and Motorola, as well as smaller companies and new market entrants, any of which could reduce our market share, require us to lower our prices, or both.

We expect increased competition from our current competitors, as well as other established and emerging companies, if our market continues to develop and expand. Our channel partners could market products and services that compete with our products and services. In addition, some of our competitors have made acquisitions or entered into partnerships or other strategic relationships with one another to offer a more comprehensive solution than they individually had offered. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry and as companies enter into partnerships or are acquired. Many of the companies driving this consolidation trend have significantly greater financial, technical and other resources than we do and are better positioned to acquire and offer complementary products and technologies. The companies resulting from these possible consolidations may create more compelling product offerings and be able to offer greater pricing flexibility, making it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or product functionality. Continued industry consolidation may adversely impact customers' perceptions of the viability of smaller and even medium-sized technology companies and, consequently, customers' willingness to purchase from such companies. These pressures could materially adversely affect our business, operating results and financial condition.

We sell a majority of our products through VADs, VARs, and OEMs. If these channel partners on which we rely do not perform their services adequately or efficiently, or if they exit the industry, are acquired by a competitor, or have financial difficulties, there could be a material adverse effect on our revenues and our cash flow.

Our future success is highly dependent upon establishing and maintaining successful relationships with a variety of VADs, VARs, and OEMs, which we refer to as our indirect channel. We have dedicated a significant amount of effort to increase the use of our VADs and VARs in each of our theatres of operations. The percentage of our total revenues fulfilled from sales through our indirect channel was 93.0%, 92.4%, and 84.6% for fiscal years 2011, 2010, and 2009, respectively. We expect that over time, indirect channel sales will continue to constitute a significant majority of our total revenues. Accordingly, our revenues depend in large part on the effective performance of our channel partners. Three of our channel partners accounted for more than 10% of total revenues for fiscal year 2011, 2010 and 2009. The table below represents the percentage of total revenues from our top channel partners (*denotes less than 10%):

	Years Ended July 31,		
	2011	2010	2009
ScanSource, Inc. ("Catalyst")	19.4%	17.1%	*
Avnet Logistics U.S. LP	17.1%	16.6%	10.1%
Alcatel-Lucent	13.9%	10.4%	14.5%

Our agreements with our partners provide that they use reasonable commercial efforts to sell our products on a perpetual basis unless the agreement is otherwise terminated by either party. Our agreement with Alcatel-Lucent contains a "most-favored nations" clause, pursuant to which we agreed to lower the price at which we sell products to Alcatel-Lucent in the event that we agree to sell the same or similar products at a lower price to a similar customer on the same or similar terms and conditions. However, the specific terms of this "most-favored nations" clause are narrow and specific, and we have not to date incurred any obligations related to this term in the agreement.

Some of our indirect channel partners may have insufficient financial resources and may not be able to withstand changes in worldwide business conditions, including economic downturns, abide by our inventory and credit requirements, or have the ability to meet their financial obligations to us. The table below represents the percentage of total accounts receivable from our top channel partners (*denotes less than 10%):

	As of July 31,	
	2011	2010
ScanSource, Inc. ("Catalyst")	*	31.6%
Avnet Logistics U.S. LP	23.8%	18.2%
Alcatel-Lucent	18.4%	*

If the indirect channel partners on which we rely do not perform their services adequately or efficiently, fail to meet their obligations to us, or if they exit the industry and we are not able to quickly find adequate replacements, there could be a material adverse effect on our revenues, cash flow and market share. By relying on these indirect channels, we may have less contact with the end users of our products, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing customer requirements and respond to evolving customer needs. In addition, our indirect channel partners may receive pricing terms that allow for volume discounts off of list prices for the products they purchase from us, which reduce our margins to the extent revenues from such channel partners increase as a proportion of our overall revenues.

Recruiting and retaining qualified channel partners and training them in our technology and product offerings requires significant time and resources. In order to develop and expand our distribution channel, we must continue to scale and improve our processes and procedures that support our channel partners, including investment in systems and training, and those processes and procedures may become increasingly complex and difficult to manage. We have no minimum purchase commitments with any of our VADs, VARs, or OEMs, and our contracts with these channel partners do not prohibit them from offering products or services that compete with ours or from terminating our contract on short notice. Our competitors may be effective in providing incentives to existing and potential channel partners to favor their products or to prevent or reduce sales of our products. Our channel partners may choose not to focus primarily on the sale of our products or offer our products at all. Our failure to establish and maintain successful relationships with indirect channel partners would likely materially adversely affect our business, operating results and financial condition.

We depend upon the development of new products and enhancements to our existing products. If we fail to predict and respond to emerging technological trends and our customers' changing needs, we may not be able to remain competitive.

We may not be able to anticipate future market needs or be able to develop new products or product enhancements to meet such needs, either on a timely basis or at all. For example, we anticipate a need to continue to increase the mobility of our solution, and certain customers have delayed, and may in the future delay, purchases of our products until either new versions of those products are available or the customer evaluations are completed. If we fail to develop new products or product enhancements, our business could be adversely affected, especially if our competitors are able to introduce solutions with such increased functionality. In addition, as new mobile applications are introduced, our success may depend on our ability to provide a solution that supports these applications.

We are active in the research and development of new products and technologies and enhancing our current products. However, research and development in the enterprise mobility industry is complex and filled with uncertainty. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction of products that are competitive in the marketplace, there could be a material adverse effect on our business, operating results, financial condition and market share. In addition, it is common for research and development projects to encounter delays due to unforeseen problems, resulting in low initial volume production, fewer product features than originally considered desirable and higher production costs than initially budgeted, which may result in lost market opportunities. In addition, any new products or product enhancements that we introduce may not achieve any significant degree of market acceptance or be accepted into our sales channel by our channel partners. There could be a material adverse effect on our business, operating results, financial

condition and market share due to such delays or deficiencies in the development, manufacturing and delivery of new products.

Once a product is in the marketplace, its selling price often decreases over the life of the product, especially after a new competitive product is publicly announced. To lessen the effect of price decreases, our product management team attempts to reduce development and manufacturing costs in order to maintain or improve our margins. However, if cost reductions do not occur in a timely manner, there could be a material adverse effect on our operating results and market share. Further, the introduction of new products may decrease the demand for older products currently included in our inventory balances. As a result, we may need to record incremental inventory reserves for the older products that we do not expect to sell. This may have a material adverse effect on our operating results and market share.

We manufacture our products to comply with standards established by various standards bodies, including the Institute of Electrical and Electronics Engineers, Inc. ("IEEE"). If we are not able to adapt to new or changing standards that are ratified by these bodies, our ability to sell our products may be adversely affected. For example, prior to the ratification of the 802.11n wireless LAN standard ("11n") by the IEEE in 2009, we had been developing and were offering for sale products that complied with the draft standard that the IEEE had not yet ratified. Although the IEEE ratified the 11n standard and did not modify the draft of the 11n standard, the IEEE could modify the standard in the future. We remain subject to any changes adopted by various standards bodies, which would require us to modify our products to comply with the new standards, require additional time and expense and could cause a disruption in our ability to market and sell the affected products.

We may engage in future acquisitions that could disrupt our business, cause dilution to our stockholders and harm our business, operating results and financial condition.

In December 2010, we completed our acquisition of substantially all of the assets of Amigopod and in September 2010, we completed our acquisition of Azalea Networks ("Azalea"). In the future we may acquire other businesses, products or technologies. However, we may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals. These acquisitions and any future acquisitions may be viewed negatively by customers, financial markets or investors. In addition, these acquisitions and any future acquisitions that we may make could lead to difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. We may also encounter difficulties in maintaining uniform standards, controls, procedures and policies across locations, or in managing geographically or culturally diverse locations. We may experience significant problems with acquired or integrated product quality. We may also experience significant liabilities associated with acquired or integrated technology. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and adversely impact our business, operating results and financial condition. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, which could harm our business, operating results and financial condition.

As a result of the fact that we outsource the manufacturing of our products to contract manufacturers, we do not have the ability to ensure quality control over the manufacturing process. Furthermore, if there are significant changes in the financial or business condition of our contract manufacturers, our ability to supply quality products to our customers may be disrupted.

As a result of the fact that we outsource the manufacturing of our products to contract manufacturers, we are subject to the risk of supplier failure and customer dissatisfaction with the quality or performance of our products. Quality or performance failures of our products or changes in the financial or business condition of our contract manufacturers could disrupt our ability to supply quality products to our customers and thereby have a material adverse effect on our business, revenues and financial condition.

We rely on purchase orders or long-term contracts with our contract manufacturers. Some of our contract manufacturers are not obligated to supply products to us for any specific period, in any specific quantity or at any

specific price. Our orders with our contract manufacturers represent a relatively small percentage of the overall orders received by them from their customers. As a result, fulfilling our orders may not be considered a priority in the event our contract manufacturers are constrained in their abilities to fulfill all of their customer obligations in a timely manner. We provide demand forecasts to our contract manufacturers. To the extent that any such demand forecast is binding, if we overestimate our requirements, our contract manufacturers may assess charges, or we may have liabilities for excess inventory, each of which could negatively affect our gross margins. Conversely, because lead times for required materials and components vary significantly and depend on factors such as the specific supplier, contract terms and the demand for each component at a given time, if we underestimate our requirements, our contract manufacturers may have inadequate materials and components required to produce our products. This could result in an interruption of the manufacturing of our products, delays in shipments and deferral or loss of revenue. In addition, on occasion we have underestimated our requirements, and, as a result, we have been required to pay additional fees to our contract manufacturers in order for manufacturing to be completed and shipments to be made on a timely basis.

It is time consuming and costly to qualify and implement contract manufacturer relationships. If any of our contract manufacturers suffer an interruption in their business, or experiences delays, disruptions or quality control problems in their manufacturing operations, or we have to change or add additional contract manufacturers, our ability to ship products to our customers would be delayed, and our business, operating results and financial condition would be adversely affected. In addition, the majority of our manufacturing is performed overseas and is therefore subject to risks associated with doing business in other countries.

Our contract manufacturers purchase some components, subassemblies and products from a single supplier or a limited number of suppliers, and with respect to some of these suppliers, we have entered into license agreements that allow us to use their components in our products. The loss of any of these suppliers or the termination of any of these license agreements may cause us to incur additional set-up costs, result in delays in manufacturing and delivering our products, or cause us to carry excess or obsolete inventory.

Shortages in components that we use in our products are possible, and our ability to predict the availability of such components may be limited. While components and supplies are generally available from a variety of sources, we currently depend on a limited number of suppliers for several components for our equipment and certain subassemblies and products. We rely on our contract manufacturers to obtain the components, subassemblies and products necessary for the manufacture of our products, including those components, subassemblies and products that are only available from a single supplier or a limited number of suppliers.

For example, our solution incorporates both software products and hardware products, including a series of high-performance programmable mobility controllers and a line of wired and wireless access points. The chipsets that our contract manufacturers source and incorporate in our hardware products are currently available only from a limited number of suppliers, with whom neither we nor our contract manufacturers have entered into supply agreements. All of our access points incorporate components from Atheros, and some of our mobility controllers incorporate components from Broadcom and Netlogic. We have entered into license agreements with Atheros, Broadcom and Netlogic, the termination of which could have a material adverse effect on our business. Our license agreements with Atheros, Broadcom and Netlogic have perpetual terms in that they will automatically be renewed for successive one-year periods unless the agreement is terminated prior to the end of the then-current term. As there are no other sources for identical components, in the event that our contract manufacturers are unable to obtain these components from Atheros, Broadcom or Netlogic, we would be required to redesign our hardware and software in order to incorporate components from alternative sources. All of our product revenues are dependent upon the sale of products that incorporate components from Atheros, Broadcom or Netlogic.

In addition, increased demand by third parties for the components, subassemblies and products we use in our products may lead to decreased availability and higher prices for those components, subassemblies and products. For certain components, subassemblies and products for which there are multiple sources, we are still subject to potential price increases and limited availability due to market demand for such components, subassemblies and products. In the past, unexpected demand for communication products caused worldwide shortages of certain electronic parts. If such shortages occur in the future, our business would be adversely affected. We carry very little

to no inventory of our product components, and we and our contract manufacturers rely on our suppliers to deliver necessary components in a timely manner. We and our contract manufacturers rely on purchase orders rather than long-term contracts with these suppliers. As a result, even if available, we or our contract manufacturers may not be able to secure sufficient components at reasonable prices or of acceptable quality to build products in a timely manner and, therefore, may not be able to meet customer demands for our products, which would have a material adverse effect on our business, operating results and financial condition.

Our international sales and operations subject us to additional risks that may adversely affect our operating results.

We derive a significant portion of our revenues from customers outside the United States. We have sales and technical support personnel in numerous countries worldwide. In addition, a portion of our engineering and order management efforts are currently handled by personnel located in India and China, and we expect to expand our offshore development efforts within India and China and possibly in other countries. We expect to continue to add personnel in additional countries. Our international operations subject us to a variety of risks, including:

- the difficulty and cost of managing and staffing international offices and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;
- difficulties in enforcing contracts and collecting accounts receivable, and longer payment cycles, especially in emerging markets;
- the need to localize our products for international customers;
- tariffs and trade barriers, export regulations and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets;
- increased exposure to foreign currency exchange rate risk;
- increased exposure to political and economic instability, war and terrorism;
- unfavorable changes in tax treaties or laws;
- limited protection for intellectual property rights in some countries; and
- increased cost of terminating international employees in some countries.

Foreign currencies periodically experience rapid fluctuations in value against the U.S. dollar. Any foreign currency devaluation against the U.S. dollar increases the real cost of our products to our customers and partners in foreign markets where we sell in U.S. dollars, which has resulted in the past and may result in the future in delayed or cancelled purchases of our products and, as a result, lower revenues. In addition, this increase in cost increases the risk to us that we will be unable to collect amounts owed to us by such customers or partners, which in turn would impact our revenues and could materially adversely impact our business and financial results. Any devaluation may also lead us to more aggressively discount our prices in foreign markets in order to maintain competitive pricing, which would negatively impact our revenues and gross margins. Conversely, a weakened U.S. dollar could increase the cost of local operating expenses and procurement of raw materials to the extent we purchase components in foreign currencies.

As we continue to expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We protect our proprietary information and technology through licensing agreements, third-party nondisclosure agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in the United States and similar laws in other

countries. There can be no assurance that these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. For example, the laws of certain countries in which our products are manufactured or licensed do not protect our proprietary rights to the same extent as the laws of the United States. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management's attention, and there can be no assurance that we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their intellectual property rights could harm our business.

Third parties have asserted and may in the future assert claims of infringement of intellectual property rights against us or against our customers or channel partners for which we may be liable. Due to the rapid pace of technological change in our industry, much of our business and many of our products rely on proprietary technologies of third parties, and we may not be able to obtain, or continue to obtain, licenses from such third parties on reasonable terms. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As our business expands and the number of products and competitors in our market increases and overlaps occur, we expect that infringement claims may increase in number and significance. Intellectual property lawsuits are subject to inherent uncertainties due to the complexity of the technical issues involved, and we cannot be certain that we will be successful in defending ourselves against intellectual property claims. Furthermore, a successful claimant could secure a judgment that requires us to pay substantial damages or prevents us from distributing certain products or performing certain services. In addition, we might be required to seek a license for the use of such intellectual property, which may not be available on commercially acceptable terms or at all. Alternatively, we may be required to develop non-infringing technology, which could require significant effort and expense and may ultimately not be successful. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements.

Impairment of our goodwill or other assets would negatively affect our results of operations.

Our acquisitions have resulted in total goodwill of $33.1 million and intangible assets of $20.9 million as of July 31, 2011. Goodwill is reviewed for impairment at least annually or sooner under certain circumstances. Other intangible assets that are deemed to have finite useful lives are amortized over their useful lives but must be reviewed for impairment when events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Screening for and assessing whether impairment indicators exist, or if events or changes in circumstances have occurred, including market conditions, operating fundamentals, competition and general economic conditions, requires significant judgment. Therefore, we cannot assure you that a charge to operations will not occur as a result of future goodwill and intangible asset impairment tests. If impairment is deemed to exist, we would write down the recorded value of these intangible assets to their fair values. If and when these write-downs do occur, they could harm our business, financial condition, and results of operations.

If we lose members of our senior management or are unable to recruit and retain key employees on a cost-effective basis, or if we fail to effectively integrate new officers into our organization, our business could be harmed.

Our success is substantially dependent upon the performance of our senior management. All of our executive officers are at-will employees, and we do not maintain any key-man life insurance policies. The loss of the services of any members of our management team may significantly delay or prevent the achievement of our product development and other business objectives and could harm our business. Our success also is substantially dependent upon our ability to attract additional personnel for all areas of our organization, particularly in our sales, research and development, and customer service departments. Experienced management and technical, sales, marketing and support personnel in the IT industry are in high demand, and competition for their talents is intense. Additionally, fluctuations or a sustained decrease in the price of our stock could affect our ability to attract and retain such personnel. When our stock price declines, our equity incentive awards may lose retention value, which may negatively affect our ability to attract and retain such personnel. We may not be successful in attracting and retaining such personnel on a timely basis, on competitive terms, or at all. The loss of, or the inability to recruit, such employees could have a material adverse effect on our business.

Our future performance will depend in part on our ability to successfully integrate any new executive officers into our management team and develop an effective working relationship among senior management. For example, we have a new Chief Financial Officer. If we fail to integrate our new Chief Financial Officer, or any other executive officer whom we may hire in the future, and create effective working relationships among them and other members of management, our business operating results and financial condition could be adversely affected.

If we fail to manage future growth effectively, our business would be harmed.

We have expanded our operations significantly since inception and anticipate that further significant expansion will be required. We intend to increase our market penetration and extend our geographic reach through our network of channel partners. We also plan to increase offshore operations by establishing additional offshore capabilities for certain engineering and general and administrative functions. This future growth, if it occurs, will place significant demands on our management, infrastructure and other resources. To manage any future growth, we will need to hire, integrate and retain highly skilled and motivated employees. We will also need to continue to improve and expand our information technology and financial infrastructure, operating and administrative systems and controls, and continue to manage headcount, capital and processes in an efficient manner. Our failure to improve our systems and processes, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to accurately forecast our revenues, expenses and earnings, or to prevent certain losses. Any future growth would add complexity to our organization and require effective coordination within our organization. If we do not effectively manage our growth, our business, operating results and financial condition could be adversely affected.

Our ability to sell our products is highly dependent on the quality of our support and services offerings, and our failure to offer high quality support and services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end customers' networks, our customers depend on our support organization to resolve any issues relating to our products. A high level of support is critical for the successful marketing and sale of our products. If we or our channel partners do not effectively assist our end customers in deploying our products, succeed in helping our end customers quickly resolve post-deployment issues, or provide effective ongoing support, it would adversely affect our ability to sell our products to existing customers and could harm our reputation with potential customers. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. As a result, our failure, or the failure of our channel partners, to maintain high quality support and services would have a material adverse effect on our business, operating results and financial condition.

Enterprises are increasingly concerned with the security of their data, and to the extent they elect to encrypt data between the end user and the server, our products will become less effective.

Our products depend on the ability to identify applications. Our products currently do not identify applications if the data is encrypted as it passes through our mobility controllers. Since most organizations currently encrypt most of their data transmissions only between sites and not on the LAN, the data is not encrypted when it passes through our mobility controllers. If more organizations elect to encrypt their data transmissions from the end user to the server, our products will offer limited benefits unless we have been successful in incorporating additional functionality into our products that address those encrypted transmissions. At the same time, if our products do not provide the level of network security expected by our customers, our reputation and brand would be damaged, and we would expect to experience decreased sales. Our failure to provide such additional functionality and expected level of network security could adversely affect our business, operating results and financial condition.

Our products are highly technical and may contain undetected hardware errors or software bugs, which could cause harm to our reputation and adversely affect our business.

Our products are highly technical and complex and, when deployed, are critical to the operation of many networks. Our products have contained and may contain undetected errors, bugs or security vulnerabilities. Some errors in our products may only be discovered after a product has been installed and used by customers. Any errors, bugs, defects or security vulnerabilities discovered in our products after commercial release could result in loss of revenues or delay in revenue recognition, loss of customers, damage to our brand and reputation, and increased service and warranty cost, any of which could adversely affect our business, operating results and financial condition. In addition, we could face claims for product liability, tort or breach of warranty, including claims relating to changes to our products made by our channel partners. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and adversely affect the market's perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely impacted.

Our use of open source software could impose limitations on our ability to commercialize our products.

We incorporate open source software into our products. Although we monitor our use of open source closely, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. We could also be subject to similar conditions or restrictions should there be any changes in the licensing terms of the open source software incorporated into our products. In either event, we could be required to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

We rely on the availability of third-party licenses.

Many of our products are designed to include software or other intellectual property licensed from third parties. It may be necessary in the future to seek or renew licenses relating to various aspects of these products. There can be no assurance that the necessary licenses would be available on acceptable terms, if at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, operating results, and financial condition. Moreover, the inclusion in our products of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to protect our proprietary rights in our products.

Enterprises may have slow WAN connections between some of their locations that may cause our products to become less effective.

Our mobility controllers and network management software were initially designed to function at LAN-like speeds in an office building or campus environment. In order to function appropriately, our mobility controllers synchronize with each other over network links. The ability of our products to synchronize may be limited by slow or congested data-links, including digital subscriber line ("DSL") and dial-up. Our failure to provide such additional functionality could adversely affect our business, operating results and financial condition.

New regulations or changes in existing regulations related to our products may result in unanticipated costs or liabilities, which could have a material adverse effect on our business, results of operations and future sales, and could place additional burdens on the operations of our business.

Our products are subject to governmental regulations in a variety of jurisdictions. If any of our products becomes subject to new regulations or if any of our products becomes specifically regulated by additional government entities, compliance with such regulations could become more burdensome, and there could be a material adverse effect on our business and results of operations. For example, radio emissions are subject to regulation in the United States and in other countries in which we do business. In the United States, various federal agencies including the Center for Devices and Radiological Health of the Food and Drug Administration, the Federal Communications Commission, the Occupational Safety and Health Administration and various state agencies have promulgated regulations that concern the use of radio/electromagnetic emissions standards. Member countries of the European Union ("EU") have enacted similar standards concerning electrical safety and electromagnetic compatibility and emissions standards.

If any of our products becomes subject to new regulations or if any of our products becomes specifically regulated by additional government entities, compliance with such regulations could become more burdensome, and there could be a material adverse effect on our business and our results of operations.

In addition, our wireless communication products operate through the transmission of radio signals. Currently, operation of these products in specified frequency bands does not require licensing by regulatory authorities. Regulatory changes restricting the use of frequency bands or allocating available frequencies could become more burdensome and could have a material adverse effect on our business, results of operations and future sales.

Compliance with environmental matters and worker health and safety laws could be costly, and noncompliance with these laws could have a material adverse effect on our results of operations, expenses and financial condition.

Some of our operations use substances regulated under various federal, state, local and international laws governing the environment and worker health and safety, including those governing the discharge of pollutants into the ground, air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. Some of our products are subject to various federal, state, local and international laws governing chemical substances in electronic products. We could be subject to increased costs, fines, civil or criminal sanctions, third-party property damage or personal injury claims if we violate or become liable under environmental and/or worker health and safety laws.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Because we incorporate encryption technology into our products, our products are subject to U.S. export controls and may be exported outside the United States only with the required level of export license or through an export license exception. In addition, various countries regulate the import of certain encryption technology and radio frequency transmission equipment and have enacted laws that could limit our ability to distribute our products or could limit our customers' ability to implement our products in those countries. Changes in our products or changes in export and import regulations may increase the cost of building and selling our products, create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export or import of our

products to certain countries altogether. Any change in export or import regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would harm our business, operating results and financial condition.

Changes in our tax rates could adversely affect our future results.

We are a U.S. based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Unanticipated changes in our tax rates could affect our future results of operations. Our future effective tax rates, which are difficult to predict, could be unfavorably affected by nondeductible stock-based compensation, changes in the research and development tax credit laws, earnings being lower than anticipated in jurisdictions where we have lower statutory rates and being higher than anticipated in jurisdictions where we have higher statutory rates, transfer pricing adjustments, not meeting the terms and conditions of tax holidays or incentives, changes in the valuation of our deferred tax assets and liabilities, changes in actual results versus our estimates, or changes in tax laws, regulations, accounting principles or interpretations thereof. Further, the accounting for stock compensation expense in accordance with Accounting Standards Codification Topic 718 *Stock Compensation* and uncertain tax positions in accordance with Accounting Standards Codification Topic 740 *Income Taxes (*"ASC 740") could result in more unpredictability and variability to our future effective tax rates.

We are also subject to the periodic examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. We may underestimate the outcome of such examinations which, if significant, would have a material adverse effect on our results of operations and financial condition.

If we do not achieve increased tax benefits as a result of our planned new corporate structure, our financial condition and operating results could be adversely affected.

We intend to implement a new structure of our corporate organization during fiscal year 2012 to more closely align our corporate organization with the international nature of our business activities and to reduce our overall effective tax rate through changes in how we develop and use our intellectual property and the structure of our international procurement and sales, including by entering into transfer-pricing arrangements that establish transfer prices for our intercompany transactions. We anticipate achieving a reduction in our overall effective tax rate in the future as a result. There can be no assurance that the taxing authorities of the jurisdictions in which we operate or to which we are otherwise deemed to have sufficient tax nexus will not challenge the tax benefits that we expect to realize as a result of the new structure. In addition, future changes to U.S. or non-U.S. tax laws, including proposed legislation to reform U.S. taxation of international business activities as described above, would negatively impact the anticipated tax benefits of the proposed new structure. Any benefits to our tax rate will also depend on our ability to operate our business in a manner consistent with the new structure of our corporate organization and applicable taxing provisions, including by eliminating the amount of cash distributed to us by our subsidiaries. If the intended tax treatment is not accepted by the applicable taxing authorities, changes in tax law negatively impact the proposed structure or we do not operate our business consistent with the new structure and applicable tax provisions, we may fail to achieve the financial efficiencies that we anticipate as a result of the new structure and our future operating results and financial condition may be negatively impacted.

We incur significant costs as a result of operating as a public company, and our management devotes substantial time to compliance initiatives.

We incur significant legal, accounting and other expenses as a public company, including costs resulting from regulations regarding corporate governance practices and costs relating to compliance with the Sarbanes-Oxley Act. For example, the listing requirements of the Nasdaq Stock Market's Global Select Market require that we satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of

interest, stockholder voting rights and codes of conduct. In addition, the Dodd-Frank Wall Street Reform and Consumer Protection Act contains various provisions applicable to the corporate governance functions of public companies. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and will make some activities more time consuming and costly. For example, these rules and regulations could make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as executive officers.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by manmade problems such as computer viruses or terrorism.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or a flood, occurring at our headquarters or in either China or Singapore, where our major contract manufacturers are located, could have a material adverse impact on our business, operating results and financial condition. Our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. In addition, natural disasters, acts of terrorism or war could cause disruptions in our or our customers' businesses or the economy as a whole. We also rely on information technology systems to communicate among our workforce and with third parties. Any disruption to our communications, whether caused by a natural disaster or by manmade problems, such as power disruptions, could adversely affect our business. To the extent that any such disruptions result in delays or cancellations of customer orders, or the deployment of our products, our business, operating results and financial condition would be adversely affected.

Risks Related to Ownership of our Common Stock

Our stock price may be volatile.

The trading price of our common stock has been and may continue to be volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Factors that could affect the trading price of our common stock could include:

- variations in our operating results;
- announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;
- the gain or loss of significant customers;
- recruitment or departure of key personnel;
- the impact of unfavorable worldwide economic and market conditions;
- falling short of guidance on our financial results;
- developments or disputes concerning our intellectual property or other proprietary rights;
- commencement of, or our involvement in, litigation;
- announcements by or about us regarding events or news adverse to our business;
- the loss or bankruptcy of any of our major customers, distribution partners or suppliers;
- variations in the operating results of other publicly traded corporations deemed by investors to be in our peer group;
- an announced acquisition of or by a competitor, or an announced acquisition of or by us;
- rumors and market speculation involving us or other companies in our industry;

- providing estimates of our future operating results, or changes in these estimates, either by us or by any securities analysts who follow our common stock, or changes in recommendations by any securities analysts who follow our common stock;
- significant sales, or announcement of significant sales, of our common stock by us or our stockholders;
- adoption or modification of regulations, policies, procedures or programs applicable to our business; and
- other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources. All of these factors could cause the market price of our common stock to decline, and investors may lose some or all of the value of their investment.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us issue an adverse or misleading opinion regarding our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Insiders have substantial control over us and will be able to influence corporate matters.

As of July 31, 2011, our directors and executive officers and their affiliates beneficially owned, in the aggregate, approximately 9.5% of our outstanding common stock. As a result, these stockholders will be able to exercise influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit stockholders' ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

We may choose to raise additional capital. Such capital may not be available, or may be available on unfavorable terms, which may dilute the ownership of our common stock.

If we choose to raise additional funds through public or private debt or equity financings, due to unforeseen circumstances or material expenditures, we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, and any additional financings could result in additional dilution to our existing stockholders. In addition, capital raised through debt financing may require us to make periodic interest payments and may impose potentially restrictive covenants on the conduct of our business.

Provisions in our charter documents, Delaware law, employment arrangements with certain of our executive officers, and our OEM supply agreement with Alcatel-Lucent could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

- our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

- our stockholders may not act by written consent or call special stockholders' meetings; as a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions other than at annual stockholders' meetings or special stockholders' meetings called by the board of directors, the chairman of the board, the Chief Executive Officer or the president;
- our certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
- stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of our company; and
- our board of directors may issue, without stockholder approval, shares of undesignated preferred stock; the ability to issue undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us.

Certain of our executive officers may be entitled to accelerated vesting of their stock options pursuant to the terms of their employment arrangements upon a change of control of Aruba. In addition to the arrangements currently in place with some of our executive officers, we may enter into similar arrangements in the future with other officers. Such arrangements could delay or discourage a potential acquisition of Aruba.

In addition, our OEM supply agreement with Alcatel-Lucent provides that, in the event of a change of control that would cause Alcatel-Lucent to purchase our products from an entity that is an Alcatel-Lucent competitor, we must, without additional consideration, (1) provide Alcatel-Lucent with any information required by Alcatel-Lucent to make, test and support the products that we distribute through our OEM relationship with Alcatel-Lucent, including all hardware designs and software source code, and (2) otherwise cooperate with Alcatel-Lucent to transition the manufacturing, testing and support of these products to Alcatel-Lucent. We are also obligated to promptly inform Alcatel-Lucent if and when we receive an inquiry concerning a bona fide proposal or offer to effect a change of control and will not enter into negotiations concerning a change of control without such prior notice to Alcatel-Lucent. Each of these provisions could delay or result in a discount to the proceeds our stockholders would otherwise receive upon a change of control or could discourage a third party from making a change of control offer.

We are required to evaluate our internal control over financial reporting under the Sarbanes-Oxley Act of 2002 and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price.

The Sarbanes-Oxley Act requires us to furnish a report by our management on our internal control over financial reporting. Such report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. While we were able to assert in this report that our internal control over financial reporting was effective as of July 31, 2011, we must continue to monitor and assess our internal control over financial reporting. If we are unable to assert in any future reporting period that our internal control over financial reporting is effective (or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

ITEM 1B. ***UNRESOLVED STAFF COMMENTS***

Not applicable.

ITEM 2. *PROPERTIES*

We have approximately 196,000 square feet of office space in Sunnyvale, California pursuant to three leases that expire in July 2016. We also lease approximately 40,000 square feet of warehouse space in Sunnyvale, California pursuant to a lease that expires in July 2016. We also maintain customer service centers, sales offices and research and development facilities in multiple locations worldwide. See Note 12 of our Notes to Consolidated Financial Statements for information regarding our lease obligations.

We believe that our current facilities are suitable and adequate to meet our current needs and we intend to add new facilities or expand existing facilities as necessary.

ITEM 3. *LEGAL PROCEEDINGS*

From time to time, we are involved in claims and legal proceedings that arise in the ordinary course of business. We expect that the number and significance of these matters will increase as our business expands. Any claims or proceedings against us, whether meritorious or not, could be time consuming, result in costly litigation, require significant amounts of management time, result in the diversion of significant operational resources, or require us to enter into royalty or licensing agreements which, if required, may not be available on terms favorable to us or at all. If management believes that a loss arising from these matters is probable and can be reasonably estimated, we record the amount of the loss. As additional information becomes available, any potential liability related to these matters is assessed and the estimates revised. Based on currently available information, management does not believe that the ultimate outcomes of these unresolved matters, individually and in the aggregate, are likely to have a material adverse effect on our financial position, liquidity or results of operations. However, litigation is subject to inherent uncertainties, and our view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on our financial position and results of operations or liquidity for the period in which the unfavorable outcome occurs or becomes probable, and potentially in future periods.

ITEM 4. *RESERVED*

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER REPURCHASES OF EQUITY SECURITIES*

Market Information for Our Common Stock

Our common stock is traded on the Nasdaq Global Select Market under the symbol "ARUN". The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported on the Nasdaq Global Select Market.

	High	Low
Fiscal 2010		
First Quarter	$ 9.48	$ 7.75
Second Quarter	$11.59	$ 7.59
Third Quarter	$13.89	$ 9.92
Fourth Quarter	$18.18	$10.80
Fiscal 2011		
First Quarter	$22.24	$16.44
Second Quarter	$25.97	$20.88
Third Quarter	$35.92	$22.11
Fourth Quarter	$34.50	$22.78

Holders

As of September 14, 2011, there were approximately 346 holders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Annual Report

Stock Performance Graph

The following graph compares, for the period between March 20, 2007 (the date of our initial public offering) and July 31, 2011, the cumulative total stockholder return for our common stock, the Nasdaq Composite Index and the Nasdaq Computer Index. The graph assumes that $100 was invested on March 27, 2007 in our common stock, the Nasdaq Composite Index and the Nasdaq Computer Index and assumes reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance. This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

COMPARISON OF 52 MONTH CUMULATIVE TOTAL RETURN*
Among Aruba Networks Inc, The NASDAQ Composite Index
And The NASDAQ Computer Index



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
3/27/07
7/07
7/08
7/09
7/10
7/11
Aruba Networks Inc
NASDAQ Composite
NASDAQ Computer

(*) $100 invested on 3/27/07 in stock or 2/28/07 in index, including reinvestment of dividends.
Fiscal year ending July 31.

Dividend Policy

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

Repurchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of equity securities by us during fiscal 2011.

Equity Compensation Plan Information

See Item 12 of Part III of this report regarding information about securities authorized for issuance under our equity compensation plans.

ITEM 6. *SELECTED CONSOLIDATED FINANCIAL DATA*

You should read the following selected consolidated historical financial data below in conjunction with the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, related notes and schedule, and other financial information included in this report. The selected consolidated financial data in this section is not intended to replace the Consolidated Financial Statements and is qualified in its entirety by the Consolidated Financial Statements and related notes and schedule included in this report. The consolidated statement of operations data for the years ended July 31, 2008 and 2007, and the consolidated balance sheet data as of July 31, 2009, 2008 and 2007 are derived from audited consolidated financial statements, which are not included in this report.

	Years Ended July 31,				
	2011	2010	2009	2008	2007
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenues:					
Product	$334,860	$221,474	$161,927	$148,550	$107,939
Professional services and support	61,063	44,323	35,946	26,244	12,847
Ratable product and related professional services and support	591	737	1,386	3,466	6,713
Total revenues	396,514	266,534	199,259	178,260	127,499
Cost of revenues(1):					
Product	107,820	77,070	59,917	48,126	36,035
Professional services and support	14,873	8,775	7,437	7,761	4,863
Ratable product and related professional services and support	10	229	483	1,228	2,470
Total cost of revenues	122,703	86,074	67,837	57,115	43,368
Gross profit	273,811	180,460	131,422	121,145	84,131
Operating expenses:					
Research and development(1)	84,890	51,619	40,293	37,393	25,654
Sales and marketing(1)	154,239	109,393	90,241	86,008	60,115
General and administrative(1)	39,431	30,953	23,198	17,740	14,600
In-process research and development	—	—	—	—	632
Acquisition related severance expense	—	—	—	197	—
Restructuring expenses	—	—	1,447	—	—
Litigation reserves	—	21,900	—	—	—
Total operating expenses	278,560	213,865	155,179	141,338	101,001
Operating loss	(4,749)	(33,405)	(23,757)	(20,193)	(16,870)
Other income (expense), net	3,802	135	1,132	4,036	(7,137)
Income (loss) before provision for (benefit from) income taxes	(947)	(33,270)	(22,625)	(16,157)	(24,007)
Provision for (benefit from) income taxes	(71,635)	728	788	967	375
Net income (loss)	$ 70,688	$(33,998)	$(23,413)	$(17,124)	$(24,382)
Shares used in computing net income (loss) per common — basic	100,299	89,978	84,612	79,467	34,808
Net income (loss) per common share — basic	$ 0.70	$ (0.38)	$ (0.28)	$ (0.22)	$ (0.70)
Shares used in computing net income (loss) per common — diluted	117,117	89,978	84,612	79,467	34,808
Net income (loss) per common share — diluted	$ 0.60	$ (0.38)	$ (0.28)	$ (0.22)	$ (0.70)

(1) Includes stock-based compensation as follows:

	Years Ended July 31,				
	2011	2010	2009	2008	2007
	(In thousands)				
Cost of revenues	$ 3,464	$ 1,397	$ 1,018	$ 704	$ 327
Research and development	23,026	10,716	7,577	6,200	2,925
Sales and marketing	24,399	14,205	10,520	8,953	4,362
General and administrative	$12,862	$ 9,763	$ 5,464	$3,421	$5,103

	As of July 31,				
	2011	2010	2009	2008	2007
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 80,773	$ 31,254	$ 41,298	$ 37,602	$ 42,570
Short-term investments	153,185	124,167	81,839	64,130	62,430
Working capital	269,900	133,927	115,639	103,097	109,496
Total assets	488,871	250,707	203,054	188,801	152,133
Common stock and additional paid-in-capital	450,157	326,187	279,035	249,139	213,553
Total stockholders' equity	$345,342	$150,655	$137,585	$130,875	$112,487

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of our financial condition and results of operations should be read together with our Consolidated Financial Statements and related notes included elsewhere in this report.

Overview

We are a global leader in distributed enterprise networks that securely connect local and remote users to corporate IT resources. Our award-winning portfolio of campus, branch office, teleworker, and mobile solutions simplify operations and provide secure access to all corporate applications and services — regardless of a user's device, location, or network. The result is improved productivity and lower capital and operating costs.

Our product portfolio encompasses: industry-leading high-speed 802.11a/b/g/n WLANs, Virtual Branching Networking solutions for branch offices and teleworkers, network operations tools, including spectrum analyzers, wireless intrusion prevention systems, and the AirWave Wireless Management Suite for managing wired, wireless, and mobile device networks. During the third quarter of fiscal 2011, we introduced our new MOVE architecture. Our MOVE architecture integrates wireless, wired and remote silos into one cohesive access solution enabled by cloud based mobility services. Access privileges are context aware, meaning they are based on user, device, application and location, and this dictates the type of network resources each person is entitled to access. These products are key to our network rightsizing initiative which allows companies to move toward a low-cost IT infrastructure solution by funding wireless projects rather than wired LANs.

Our products have been sold to over 15,500 end customers worldwide (not including customers of Alcatel-Lucent), including some of the largest and most complex global organizations. We have implemented a two-tier distribution model in most areas of the world, including the United States, with VADs selling our portfolio of products, including a variety of our support services, to a diverse number of VARs. Our focus continues to be management of our channel including selection and growth of high prospect partners, activation of our VARs and VADs through active training and field collaboration, and evolution of our channel programs in consultation with our partners.

Major Trends Affecting Our Financial Results

Worldwide Economic Conditions

Our business depends on the overall demand for IT and on the economic health and general willingness of our current and prospective customers to make capital commitments. If the conditions in the U.S. and global economic environment remain uncertain or continue to be volatile, or if they deteriorate further, our business, operating results, and financial condition may be materially adversely affected. Economic weakness, customer financial difficulties and constrained spending on IT initiatives have resulted, and may in the future result, in challenging and delayed sales cycles and could negatively impact our ability to forecast future periods. In particular, we cannot be assured of the level of IT spending, the deterioration of which could have a material adverse effect on our results of operations and growth rates.

Revenues

Our ability to increase our product revenues will depend significantly on continued growth in the market for enterprise mobility and remote networking solutions, continued acceptance of our products in the marketplace, our ability to continue to attract new customers, our ability to compete, the willingness of customers to displace wired networks with wireless LANs, in particular, wireless LANs that utilize our 802.11n solution, and our ability to continue to sell into our installed base of existing customers. Our growth in support revenues is dependent upon increasing the number of products under support contracts, which is dependent on both growing our installed base of customers and renewing existing support contracts. Our future profitability and rate of growth, if any, will also be directly affected by the timing and size of orders, product and channel mix, average selling prices, costs of our products, our ability to effectively implement and generate incremental business from our two-tier distribution model, general economic conditions, and the extent to which we invest in our sales and marketing, research and development, and general and administrative resources.

The revenue growth that we have experienced has been driven primarily by an expansion of our customer base coupled with increased purchases from existing customers. We believe the growth we have experienced is the result of business enterprises needing to provide secure mobility to their users in a manner that we believe is more cost effective than the traditional approach of using port-centric networks. While we have experienced both longer sales cycles and seasonality, both of which have slowed our revenue growth, we believe that our product offerings, in particular our products that incorporate 802.11n wireless LAN standard technologies, will enable broader networking initiatives by both our current and potential customers in the future. Each quarter, our ability to meet our product revenue expectations is dependent upon (1) new orders received, shipped, and recognized in a given quarter, (2) the amount of orders booked but not shipped in the prior quarter that are shipped in the current quarter, and (3) the amount of deferred revenue entering a given quarter. Our product deferred revenue is comprised of:

- product orders that have shipped but where the terms of the agreement, typically with our large customers, contain acceptance terms and conditions or other terms that require that the revenue be deferred until all revenue recognition criteria are met; and
- product orders shipped to our VADs and OEMs for which we have not yet received persuasive evidence from the VADs or OEMs of a sale to an end customer.

We typically ship products within a reasonable time period after the receipt of an order.

Costs and Expenses

Operating expenses consist of research and development, sales and marketing, and general and administrative expenses. The largest component of our operating expenses is personnel costs. Personnel costs consist of salaries, benefits and incentive compensation for our employees, including commissions for sales personnel and stock-based compensation for all employees. Personnel-related costs are the most significant component of each these categories. Our total headcount increased to 1,057 at July 31, 2011 from 1,009 at April 30, 2011, 924 at January 31, 2011, 868 at October 31, 2010 and 681 at July 31, 2010. The increase in employees is the most significant driver behind the increase in costs and operating expenses in fiscal 2011. Going forward, we expect to continue to hire employees throughout the company.

Acquisitions

On November 19, 2010, we entered into an agreement with Amigopod, pursuant to which we acquired substantially all of its assets. The acquisition was completed on December 3, 2010. The total consideration was $3.0 million and resulted in additional goodwill of $0.6 million.

On September 2, 2010, we completed our acquisition of Azalea Networks for a total purchase price of $42.0 million which included common stock, cash, and contingent rights. Azalea is a leading supplier of outdoor mesh networks and includes an operations center in Beijing, China that will complement our existing research and development centers. As part of the acquisition, we recorded $5.5 million of tangible assets, $17.0 million of intangible assets and $24.8 million of goodwill. We recorded a liability for the estimated fair value of the contingent rights which was based on significant inputs not observed in the market and thus represents a Level 3 instrument. Level 3 instruments are valued based on unobservable inputs that are supported by little or no market activity and reflect our own assumptions in measuring fair value. Gains and losses on the remeasurement of the liability are included in other income (expense), net. See Note 2 to the Notes to the Consolidated Financial Statements.

Revenues, Cost of Revenues and Operating Expenses

Revenues

We derive our revenues from sales of our ArubaOS operating system, controllers, wired and wireless access points, switches, application software modules, multi-vendor management solution software, and professional services and support. Professional services revenues consist of consulting and training services. Consulting services primarily consist of installation support services. Training services are instructor led courses on the use of our products. Support services typically consist of software updates, on a when-and-if available basis, telephone and internet access to technical support personnel and hardware support. We provide customers with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period.

We sell our products directly through our sales force and indirectly through VADs, VARs, and OEMs. We expect revenues from indirect channels to continue to constitute a significant majority of our future revenues.

We sell our products to channel partners and end customers located in the Americas, Europe, the Middle East, Africa and Asia Pacific. We continue to expand into international locations and introduce our products in new markets, and we expect international revenues to increase in absolute dollars and remain consistent or increase as a percentage of total revenues in fiscal 2012 compared to fiscal 2011. For more information about our international revenues, see Note 11 of the Notes to Consolidated Financial Statements.

Cost of Revenues

Cost of product revenues consists primarily of manufacturing costs for our products, shipping and logistics costs, and expenses for inventory obsolescence and warranty obligations. We utilize third parties to manufacture our products and perform shipping logistics. We have outsourced the substantial majority of our manufacturing, repair and supply chain operations. Accordingly, the substantial majority of our cost of revenues consists of payments to our contract manufacturers. Our contractor manufacturers produce our products in China and Singapore using quality assurance programs and standards that we jointly established. Manufacturing, engineering and documentation controls are conducted at our facilities in Sunnyvale, California, Bangalore, India and Beijing, China. Cost of product revenues also includes amortization expense from our purchased intangible assets.

Cost of professional services and support revenues is primarily comprised of personnel costs, including stock-based compensation, of providing technical support, including personnel costs associated with our internal support organization. In addition, we engage a third-party support vendor to complement our internal support resources, the costs of which are included within costs of professional services and support revenues.

Gross Margin

Our gross margin has been, and will continue to be, affected by a variety of factors, including:

- the proportion of our products that are sold through direct versus indirect channels;
- product mix and average selling prices;
- new product introductions, such as our MOVE architecture and our outdoor mesh network products, and product enhancements made by us as well as those made by our competitors;
- pressure to discount our products in response to our competitor's discounting practices;
- mix of revenue attributed to our international regions;
- demand for our products and services;
- our ability to attain volume manufacturing pricing from our contract manufacturers and our component suppliers;
- losses associated with excess and obsolete inventory;
- growth in our headcount and other related costs incurred in our customer support organization;
- costs associated with manufacturing overhead;
- our ability to manage freight costs; and
- amortization expense from our purchased intangible assets.

Due to higher net effective discounts for products sold through our indirect channel, our overall gross margins for indirect channel sales are typically lower than those associated with direct sales. We expect product revenues from our indirect channel to continue to constitute a significant majority of our total revenues, which, by itself, negatively impacts our gross margins. Further, we expect that within our indirect channel, sales through our VADs and OEMs will continue to be significant, which will negatively impact our gross margins as VADs and OEMs experience a larger net effective discount than our other channel partners.

Research and Development Expenses

Research and development expenses primarily consist of personnel costs and facilities costs. We expense research and development expenses as incurred. We are devoting substantial resources to the continued development of additional functionality for existing products and the development of new products. We intend to continue to invest significantly in our research and development efforts because we believe it is essential to maintaining our competitive position. For fiscal 2012, we expect research and development expenses to increase on an absolute dollar basis and decrease as a percentage of revenue compared to fiscal 2011.

Sales and Marketing Expenses

Sales and marketing expenses represent the largest component of our operating expenses and primarily consist of personnel costs, sales commissions, marketing programs and facilities costs. Amortization expense related to our purchased intangible assets is also included in sales and marketing expenses. Marketing programs are intended to generate revenue from new and existing customers and are expensed as incurred. We plan to continue to invest strategically in sales and marketing with the intent to add new customers and increase penetration within our existing customer base, expand our domestic and international sales and marketing activities, build brand awareness and sponsor additional marketing events. We expect future sales and marketing expenses to continue to be our most significant operating expense. Generally, sales personnel are not immediately productive, and thus, the increase in sales and marketing expenses that we experience as we hire additional sales personnel is not expected to immediately result in increased revenues. As a result, these expenses will reduce our operating margins until such sales personnel become productive and generate revenue. Accordingly, the timing of sales personnel hiring and the rate at which they become productive will affect our future performance. For fiscal 2012, we expect sales and

marketing expenses to increase on an absolute dollar basis and decrease as a percentage of revenue compared to fiscal 2011.

General and Administrative Expenses

General and administrative expenses primarily consist of personnel and facilities costs related to our executive, finance, human resource, information technology and legal organizations, as well as insurance, investor relations, and IT infrastructure costs related to our enterprise resource planning ("ERP") system. Further, our general and administrative expenses include professional services consisting of outside legal, audit, Sarbanes-Oxley and IT consulting costs. We have incurred in the past, and may continue to incur, significant legal costs defending ourselves against claims made by third parties. These expenses are expected to continue as part of our ongoing operations and depending on the timing and outcome of lawsuits and the legal process, could have a significant impact on our financial statements. For fiscal 2012, we expect general and administrative expenses to increase on an absolute dollar basis and decrease as a percentage of revenue compared to fiscal 2011.

Other Income (Expense), net

Other income (expense), net includes interest income on cash balances, accretion of discount or amortization of premium on short-term investments, losses or gains on remeasurement of non-U.S. dollar transactions into U.S. dollars, and in connection with our acquisition of Azalea in September 2010, changes in the fair value of our contingent rights liability.

Critical Accounting Policies

Our Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). These accounting principles require us to make estimates and judgments that affect the reported amounts of assets and liabilities as of the date of the Consolidated Financial Statements, as well as the reported amounts of revenues and expenses during the periods presented. We believe that the estimates and judgments upon which we rely are reasonable based upon information available to us at the time that these estimates and judgments are made. To the extent there are material differences between these estimates and actual results, our Consolidated Financial Statements will be affected. The accounting policies that reflect our more significant estimates and judgments and which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include revenue recognition, stock-based compensation, inventory valuation, allowances for doubtful accounts, income taxes, and goodwill and purchased intangible assets.

Revenue Recognition and Sales Returns

In October 2009, the Financial Accounting Standards Board ("FASB") amended the accounting standards for revenue recognition to remove tangible products containing software components and non-software components that function together to deliver the product's essential functionality from the scope of industry-specific software revenue recognition guidance. In October 2009, the FASB also amended the accounting standards for multiple-element revenue arrangements to:

(i) provide updated guidance on how the elements in a multiple-element arrangement should be separated, and how the consideration should be allocated;

(ii) require an entity to allocate revenue amongst the elements in an arrangement using estimated selling price if a vendor does not have vendor-specific objective evidence ("VSOE") of the selling price or third-party evidence of the selling price; and

(iii) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

We adopted this accounting guidance at the beginning of our first quarter of fiscal 2011 on a prospective basis for applicable arrangements originating or materially modified after July 31, 2010. The impact of this adoption was not material to our financial position and results of operations for fiscal 2011.

This guidance does not generally change the units of accounting for our revenue transactions. Most non-software products and services qualify as separate units of accounting because they have value to the customer on a stand-alone basis and our revenue arrangements generally do not include a general right of return relative to delivered products.

The majority of our products are hardware appliances containing software components that function together to provide the essential functionality of the product. Therefore, our hardware appliances are considered non-software elements and are not subject to the industry-specific software revenue recognition guidance.

Our product revenue also includes revenue from the sale of stand-alone software products. Stand-alone software products may operate on our hardware appliance but are not considered essential to the functionality of the hardware. Sales of stand-alone software generally include a perpetual license to our software. Sales of stand-alone software continue to be subject to the industry-specific software revenue recognition guidance.

For all arrangements originating or materially modified after July 31, 2010, we recognize revenue in accordance with the amended accounting guidance. Certain arrangements with multiple-elements may continue to have stand-alone software elements that are subject to the existing software revenue recognition guidance along with non-software elements that are subject to the amended revenue accounting guidance. The revenue for these multiple deliverable arrangements is allocated to the stand-alone software elements as a group and the non-software elements based on the relative selling prices of all of the elements in the arrangement using the fair value hierarchy in the amended revenue accounting guidance.

For sales of stand-alone software after July 31, 2010 and for all transactions entered into prior to the first quarter of 2011, we recognize revenue based on software revenue recognition guidance. Under the software revenue recognition guidance, we use the residual method to recognize revenue when a product agreement includes one or more elements to be delivered at a future date and VSOE of the fair value of all undelivered elements exists. In the majority of our contracts, the only element that remains undelivered at the time of delivery of the product is support services. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the contract fee is recognized as product revenue. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is generally deferred and recognized when delivery of those elements occurs or when fair value can be established. When the undelivered element for which we do not have VSOE of fair value is support, revenue for the entire arrangement is bundled and recognized ratably over the support period.

VSOE for elements of an arrangement is based upon the normal pricing and discounting practices for those services when sold separately, and VSOE for support services is measured by the stand-alone renewal rate offered to the customer. In determining VSOE, we require that a substantial majority of the selling prices for an element falls within a reasonably narrow pricing range, generally evidenced by a substantial majority of such historical stand-alone transactions falling within a reasonably narrow range of the median rates. In addition, we consider major service groups, geographies, customer classifications, and other variables in determining VSOE.

We are typically not able to determine third-party evidence ("TPE") for our products or services. TPE is determined based on competitor prices for similar elements when sold separately. Generally, our go-to-market strategy differs from that of our peers and our offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor products' selling prices are on a stand-alone basis.

When we are unable to establish selling price of our non-software elements using VSOE or TPE, we use estimated selling price ("ESP") in our allocation of arrangement consideration. The objective of ESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. We determine ESP for a product or service by considering multiple factors including, but not limited to, cost of products, gross margin objectives, pricing practices, geographies, customer classes and distribution channels.

We regularly review VSOE and ESP and maintain internal controls over the establishment and updates of these estimates. There was not a material impact during fiscal 2011, nor do we currently expect a material impact in the near term from changes in VSOE or ESP.

Product revenue consists of revenue from sales of our hardware appliances and perpetual software licenses. We recognize product revenue when all of the following have occurred: (1) we have entered into a legally binding arrangement with a customer; (2) delivery has occurred; (3) customer payment is deemed fixed or determinable and free of contingencies and significant uncertainties; and (4) collection is reasonably assured.

For sales to direct end-users and channel partners, including VARs, VADs, and OEMs, we recognize product revenue upon delivery, assuming all other revenue recognition criteria are met. For our hardware appliances, delivery occurs upon transfer of title and risk of loss, which is generally upon shipment. It is our practice to identify an end-user prior to shipment to a channel partner. For end-users and channel partners, we generally have no significant obligations for future performance such as rights of return or pricing credits. A portion of our sales are made through distributors under agreements allowing for stocking of our products in their inventory, pricing credits and limited rights of return for stock rotation. Product revenue on sales made through these distributors is initially deferred and revenue is recognized upon sell-through as reported by the distributors to us. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue. The amount of inventory held by resellers pending a sale to an end customer was $2.0 million and $3.7 million as of July 31, 2011 and 2010.

Support and services offerings consist of support agreements, professional services, and training. Support services include repair and replacement of defective hardware appliances, software updates and access to technical support personnel. Software updates provide customers with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period. Revenue for support services is recognized on a straight-line basis over the service contract term, which is typically one to five years. Revenue for professional services is recognized upon delivery or completion of performance. Professional service arrangements are typically short term in nature and are largely completed within 90 days from the start of service. Revenue for training services is recognized upon delivery of the training.

The related sale of support services to a reseller occurs when a specific sale to an end customer occurs. If the sale of support services occurs at the same time as we receive the initial purchase order from the reseller, the support services are included on that purchase order and the related revenue is recognized ratably over the related support period, commencing on the date of delivery to the end customer. If the sale of support services occurs after we receive the initial purchase order, the support services for the specific product sales are purchased on a subsequent purchase order. The subsequent purchase order is received at the time the point-of-sale ("POS") report is provided for all product sales that occurred during the month. Revenue for support services is recognized ratably over the related support period, commencing from the delivery date to each respective end customer.

Post-contractual support ("PCS") services that we provide to our channel partners differ from PCS that we provide to our end customers in that we are only obligated to provide support services to the channel partner directly, while the channel partner is obligated to provide support services directly to the end customer. The channel partner is obligated to provide Level 1 and Level 2 support services to the end customer, including technical support and return merchandise authorization ("RMA") fulfillment, while our obligations are only to provide software upgrades and Level 3 technical support in the unusual scenario in which the channel partner is unable to provide the technical support that the end customer requires.

Our fees are typically considered to be fixed or determinable at the inception of an arrangement, generally based on specific products and quantities to be delivered. Substantially all of our contracts do not include rights of return or acceptance provisions. To the extent that our agreements contain such terms, we recognize revenue once the customer has accepted or once the acceptance provisions or right of return lapses. Payment terms to customers generally range from net 30 to 60 days. In the event payment terms are provided that differ from our standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized when the payments become due, provided the remaining criteria for revenue recognition have been met.

We assess the ability to collect from our customers based on a number of factors, including credit worthiness of the customer and past transaction history of the customer. If the customer is not deemed credit worthy, we defer revenue from the arrangement until payment is received and all other revenue recognition criteria have been met. We record estimated sales returns as a reduction to revenues upon shipment based on our contractual obligations and

historical returns experience. In cases where we are aware of circumstances that will likely result in a specific customer's request to return purchased equipment, we record a specific sales returns reserve.

Stock-Based Compensation

We measure and recognize compensation expense for all share-based payment awards made to employees and non-employees based on estimated fair values. Our share-based payment awards include stock options, restricted stock units and awards, employee stock purchase plan awards and performance-based awards, which require an assessment of the probability of vesting. We calculate the fair value of restricted stock based on the fair market value on the date of grant. We calculate the fair value of stock options and employee stock purchase plans on the date of grant using the Black-Scholes option-pricing method. This methodology requires the use of subjective assumptions, including expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. We determine the amount of stock-based compensation expense based on awards that we ultimately expect to vest, reduced for estimated forfeitures. In addition, compensation expense includes the effects of awards modified, repurchased or cancelled.

Goodwill and Intangibles

We perform an annual goodwill impairment test. For purposes of impairment testing, we have determined that we have only one reporting unit. The identification and measurement of goodwill impairment involves the estimation of the fair value of the Company. These estimates of fair value are based on the best information available as of the date of the assessment, which primarily includes our market capitalization. As of the date of the assessment, our market capitalization was substantially in excess of our carrying value. As a result, we did not recognize impairment charges in any of the periods presented.

Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, which range from one to seven years. Amortization expense is recorded in the Consolidated Statements of Operations in cost of revenues and sales and marketing expenses. Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Some factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to estimated results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
- significant negative industry or economic trends.

Determination of recoverability of purchased intangible assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss is based on the fair value of the asset. We did not recognize impairment charges in any of the periods presented.

Screening for and assessing whether impairment indicators exist or if events or changes in circumstances have occurred, including market conditions, operating fundamentals, competition and general economic conditions, requires significant judgment. Additionally, changes in the technology industry occur frequently and quickly. Therefore, there can be no assurance that a charge to operating expenses will not occur as a result of future goodwill and purchased intangible impairment tests.

Inventory Valuation

Inventory consists of hardware and related component parts and is stated at the lower of cost or market. Cost is computed using the standard cost, which approximates actual cost, on a first-in, first-out basis. We record inventory write-downs for potentially excess inventory based on forecasted demand, economic trends, technological obsolescence of our products and transition of inventory related to new product releases. If future demand or market

conditions are less favorable than our projections, additional inventory write-downs could be required and would be reflected in cost of product revenues in the period the revision is made. At the point of the loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Inventory write-downs amounted to $2.6 million, $2.9 million, and $3.4 million, for fiscal years 2011, 2010, and 2009, respectively.

Allowances for Doubtful Accounts

We record a provision for doubtful accounts based on historical experience and a detailed assessment of the collectibility of our accounts receivable. In estimating the allowance for doubtful accounts, our management considers, among other factors, (1) the aging of the accounts receivable, including trends within and ratios involving the age of the accounts receivable, (2) our historical write-offs, (3) the credit-worthiness of each customer, (4) the economic conditions of the customer's industry, and (5) general economic conditions, especially given the recent financial crisis in today's economic environment. In cases where we are aware of circumstances that may impair a specific customer's ability to meet their financial obligations to us, we record a specific allowance against amounts due from the customer, and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. The allowance for doubtful accounts was $0.3 million and $0.5 million at July 31, 2011 and 2010, respectively.

Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the Consolidated Financial Statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carryforwards, if it is more likely than not that the tax benefits will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences, research and credit carryforwards and net operating loss carryforwards are deductible. To the extent deferred tax assets cannot be recognized under the preceding criteria, a valuation allowance is established.

As a result of our increasing profitability in fiscal 2011, expectations for continued profits going forward, and expected material taxable income generated from intercompany payments resulting from our offshore tax restructuring to be implemented during fiscal year 2012, we determined that it is more likely than not that future profitability will be sufficient to realize deferred income tax assets. In accordance with ASC 740 and related literature, we released a majority of our valuation allowances against our deferred income tax assets during the fourth quarter of fiscal 2011. We continue to maintain $0.2 million valuation allowance against a portion of our foreign net operating loss deferred tax assets. Net income for fiscal 2011 includes a discrete tax benefit of $72.8 million which was largely attributed to the release of our valuation allowances and the recording of the associated net deferred tax assets on our balance sheet.

Income tax contingencies are accounted for and may require significant management judgment in estimating final outcomes. Actual results could differ materially from these estimates and could significantly affect the effective tax rate and cash flows in future years. As of July 31, 2011 and 2010, we had $10.9 million and $6.3 million, respectively, of unrecognized tax benefits, which if recognized would affect our income tax expense.

Recent Accounting Pronouncements

See Note 1 of Notes to Consolidated Financial Statements for recent accounting pronouncements that could have an effect on us.

Results of Operations

The following table presents our historical operating results as a percentage of revenues for the periods indicated:

	Years Ended July 31,		
	2011	2010	2009
Revenues:			
Product	84.5%	83.1%	81.3%
Professional services and support	15.4%	16.6%	18.0%
Ratable product and related professional services and support	0.1%	0.3%	0.7%
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:			
Product	27.2%	28.9%	30.1%
Professional services and support	3.7%	3.3%	3.7%
Ratable product and related professional services and support	0.0%	0.1%	0.2%
Gross margin	69.1%	67.7%	66.0%
Operating expenses:			
Research and development	21.4%	19.4%	20.3%
Sales and marketing	38.9%	41.0%	45.3%
General and administrative	10.0%	11.6%	11.6%
Restructuring expenses	0.0%	0.0%	0.7%
Litigation reserves	0.0%	8.2%	0.0%
Total operating expenses	70.3%	80.2%	77.9%
Operating margin	(1.2)%	(12.5)%	(11.9)%
Other income (expense), net			
Interest income	0.2%	0.3%	0.9%
Other income (expense), net	0.7%	(0.3)%	(0.4)%
Income (loss) before provision for (benefit from) income taxes	(0.3)%	(12.5)%	(11.4)%
Provision for (benefit from) income taxes	(18.1)%	0.3%	0.4%
Net income (loss)	17.8%	(12.8)%	(11.8)%

Annual Report

Revenues

	Years Ended July 31,		
	2011	2010	2009
		(In thousands)	
Total revenues	$396,514	$266,534	$199,259
Type of revenues:			
Product	$334,860	$221,474	$161,927
Professional services and support	61,063	44,323	35,946
Ratable product and related professional services and support	591	737	1,386
Total revenues	$396,514	$266,534	$199,259
% revenues by type:			
Product	84.5%	83.1%	81.3%
Professional services and support	15.4%	16.6%	18.0%
Ratable product and related professional services and support	0.1%	0.3%	0.7%
Revenues by geography:			
United States	$250,995	$166,584	$129,991
Europe, the Middle East and Africa	62,595	38,140	34,178
Asia Pacific	70,171	51,110	27,023
Rest of World	12,753	10,700	8,067
Total revenues	$396,514	$266,534	$199,259
% revenues by geography:			
United States	63.3%	62.5%	65.2%
Europe, the Middle East and Africa	15.8%	14.3%	17.2%
Asia Pacific	17.7%	19.2%	13.6%
Rest of World	3.2%	4.0%	4.0%
Total revenues by sales channel:			
Indirect	$368,945	$246,344	$168,512
Direct	27,569	20,190	30,747
Total revenues	$396,514	$266,534	$199,259
% revenues by sales channel:			
Indirect	93.0%	92.4%	84.6%
Direct	7.0%	7.6%	15.4%

During fiscal 2011, total revenues increased $130.0 million, or 48.8%, over fiscal 2010. The increase in fiscal 2011 compared to fiscal 2010 was attributable to broad-based demand across all of our major geographies and verticals, and the significant growth in our customer base. We added nearly 5,000 new customers during fiscal 2011. Our network rightsizing and MOVE architecture initiatives continues to gain momentum as companies move toward a new access network. The rapid proliferation of Wi-Fi enabled mobile devices, the increase in demand for multimedia-rich mobility applications, and the rise of both server and desktop virtualization is driving this trend.

Product revenues increased 51.2% during fiscal 2011 compared to fiscal 2010. Our product revenues were bolstered by an increase in revenue related to our 802.11n access points with new customers almost exclusively choosing to roll out 802.11n networks. The increase in professional services and support revenues is a result of both increased product and first year support sales, and the renewal of support contracts by existing customers as our customer base continues to grow.

Ratable product and related professional services and support revenues decreased in fiscal 2011 compared to fiscal 2010 due to the run-off in the amortization of deferred revenue associated with those customer contracts that we entered into prior to our establishment of VSOE of fair value. The current balance of ratable deferred revenue, and subsequent ratable revenue, relates entirely to our acquisition of Azalea. We expect ratable product and related professional services and support revenues to continue to decrease in absolute dollars and as a percentage of total revenues in future periods.

Revenues from our indirect sales channel increased during fiscal 2011 compared to fiscal 2010 and increased slightly as a percentage of revenue. Going forward, we expect to continue to derive a significant majority of our total revenues from indirect channels as we continue to focus on improving the efficiency of marketing and selling our products through these channels.

Revenues from shipments to locations outside the United States increased during fiscal 2011 compared to fiscal 2010 due to strong demand across all of our geographies but decreased slightly as a percentage of revenue. We continue to expand into international locations and introduce our products in new markets, and we expect international revenues to increase in absolute dollars and remain consistent or increase as a percentage of total revenues in fiscal 2012 compared to fiscal 2011.

Total revenues increased 33.8% in fiscal 2010 compared to fiscal 2009 primarily due to an increase in product revenues of $59.5 million. Product revenue increased due to strong demand and the growth in our customer base. Support revenue grew $8.4 million in fiscal 2010 compared to fiscal 2009 as substantially all of our customers purchase support when they purchase our products. The increase in revenue from our indirect sales channel was primarily due to increased leverage from our partner relationships.

Cost of Revenues and Gross Margin

	Years Ended July 31,		
	2011	2010	2009
		(In thousands)	
Total revenues	$396,514	$266,534	$199,259
Cost of product	$107,820	$ 77,070	$ 59,917
Cost of professional services and support	14,873	8,775	7,437
Cost of ratable product and related professional services and support	10	229	483
Total cost of revenues	122,703	86,074	67,837
Gross profit	$273,811	$180,460	$131,422
Gross margin	69.1%	67.7%	66.0%

During fiscal 2011 total cost of revenues increased 42.6% compared to fiscal 2010 primarily due to the corresponding increase in our product revenue. The substantial majority of our cost of product revenues consists of payments to Flextronics, our largest contract manufacturer. For fiscal 2011, payments to Flextronics and Flextronics-related costs constituted approximately 43% of our cost of product revenues and Sercomm constituted approximately 33% of our cost of product revenues.

Cost of professional services and support revenues increased 69.5% during fiscal 2011 compared to fiscal 2010. These increases were primarily due to an increase in headcount in our support and professional services organization to meet the growing demand for these services, including personnel who joined Aruba as a result of the acquisition of Azalea in September 2010.

Cost of ratable product and related professional services and support revenues decreased during these periods consistent with the decrease in ratable product and related professional services and support revenues.

As we expand internationally, we may incur additional costs to conform our products to comply with local laws or local product specifications. In addition, we plan to continue to hire additional personnel to support our growing international customer base which would increase our cost of professional services and support.

Gross margins increased 1.4% during fiscal 2011 compared to fiscal 2010. This increase is due in part to favorable product mix, timing of support renewals and contracts, and channel mix partially offset by an increase in our international revenues and the lower gross margin-profile associated with that revenue.

In fiscal 2010 cost of revenues increased 26.9% compared to fiscal 2009 primarily due to an increase in our product and support and professional services revenues. Gross margins increased 1.7% during fiscal 2010 compared to fiscal 2009 primarily due to product mix of sales on higher-margin controllers and software and better mix of sales with higher-margin channel partners. Further, during fiscal 2010 compared to fiscal 2009 we benefitted from economies of scale within our professional services department that kept our costs down despite the large increase in professional services and support revenues.

Research and Development Expenses

	Years Ended July 31,		
	2011	2010	2009
		(In thousands)	
Research and development expenses	$84,890	$51,619	$40,293
Percent of total revenues	21.4%	19.4%	20.3%

During fiscal 2011, research and development expenses increased 64.5% compared to fiscal 2010, primarily due to an increase of $28.9 million in personnel and related costs, including an increase in stock-based compensation and associated payroll taxes of $13.1 million. The increase is directly related to an increase in headcount of 172 employees, including 52 from our acquisition of Azalea. Facilities expenses increased $1.2 million also due to the increase in headcount and the acquisition of the Azalea facilities. Expenses for consulting and outside agencies increased by $1.6 million as we increased our engineering program spend due to the ongoing evolution of our product roadmap. Depreciation expenses increased $1.0 million and software and hardware maintenance fees increased $0.3 million. Finally, amortization expense increased $0.2 million as a result of our two acquisitions in fiscal 2011.

During fiscal 2010, research and development expenses increased 28.1% compared to fiscal 2009, primarily due to an increase of $8.0 million in personnel and related costs as we added 77 new employees to our research and development team. Personnel and related costs included $3.6 million in stock-based compensation and associated payroll taxes. Expenses for consulting and outside agencies increased $1.3 million due to design and compliance work for our lower priced access point and controllers. Facilities expenses increased $1.1 million related to the increase in headcount. Depreciation expense increased $0.7 million due to an increase in fixtures, machinery and equipment used to design and test new products.

Sales and Marketing Expenses

	Years Ended July 31,		
	2011	2010	2009
		(In thousands)	
Sales and marketing expenses	$154,239	$109,393	$90,241
Percent of total revenues	38.9%	41.0%	45.3%

During fiscal 2011, sales and marketing expenses increased 41.0% compared to fiscal 2010. Personnel and related costs increased $29.6 million primarily due to an increase in headcount of 122 employees. An increase in stock-based compensation and associated payroll taxes of $11.4 million contributed to the increase in personnel and related costs. Commission expense increased $10.0 million corresponding to the increase in revenue. Marketing expenses increased $3.7 million due to new product launches, specifically for our MOVE architecture launch, and user-group conventions we hosted. Recruiting expenses increased $0.7 million as we increased our headcount. Amortization expense of our purchased intangible assets increased $0.6 million as a result of our acquisitions. Finally, depreciation expense increased $0.3 million primarily due to purchases of computer equipment to support the increase in headcount.

During fiscal 2010, sales and marketing expenses increased 21.2% compared to fiscal 2009. Personnel and related costs increased $11.3 million primarily due to an increase in stock-based compensation and associated payroll taxes of $4.1 million, and an increase in headcount of 40 employees. Marketing expenses increased

$2.7 million related to new product launches, website redesign fees and user-group conventions we hosted. Sales and marketing expenses were also impacted by an increase in commission expense of $3.5 million, and an increase in facilities expenses of $0.8 million due to the increase in headcount. Finally, demonstration equipment increased $0.8 million due to the increase in headcount as each new sales representative is provided demonstration equipment and our new products were distributed to sales teams.

General and Administrative Expenses

	Years Ended July 31,		
	2011	2010	2009
	(In thousands)		
General and administrative expenses	$39,431	$30,953	$23,198
Percent of total revenues	10.0%	11.6%	11.6%

General and administrative expenses during fiscal 2011 increased 27.4% compared to fiscal 2010. Personnel expenses increased $8.4 million due to the increase in headcount and an increase in stock-based compensation and associated payroll taxes of $3.5 million. Facilities expenses increased $0.3 million and recruiting expenses increased $0.5 million, both due to the increase in headcount. Fees for accounting services increased $0.7 million. Business costs related to our foreign operations increased $0.4 million as we expanded internationally. These increases were offset by a decrease of $1.9 million in legal expenses. The higher legal expenses in fiscal 2010 were due to litigation we were involved in at that time and mergers and acquisitions activity.

During fiscal 2010, general and administrative expenses increased 33.4% compared to fiscal 2009, primarily due to an increase of $6.5 million in personnel expenses, including $4.5 million in stock-based compensation and associated payroll taxes. Expenses for outside services increased $0.8 million due to design work associated with our headquarters building as well as fees paid to consultants working on our internal systems. Facilities expenses increased $0.5 million due to an increase in our headcount of 11 employees.

Restructuring Expenses

In November 2008, as a result of the macroeconomic downturn, our board of directors approved a plan to reduce our costs and streamline operations through a combination of a reduction in our work force and the closing of certain facilities. The reduction in our work force was completed during fiscal 2009. Expenses associated with the work force reduction, which were comprised primarily of severance and benefits payments as well as professional fees associated with career transition services, totaled $1.1 million. Additionally, we incurred facility exit costs of $0.3 million.

Litigation Reserves

During fiscal 2010, we recorded charges totaling $21.9 million related to legal matters, which included a one-time payment to Motorola of $19.8 million as part of a Patent Cross License and Settlement Agreement we entered into in November 2009. The remaining $2.1 million of litigation reserves is related to other settlements entered into during fiscal 2010.

Other Income (Expense), net

	Years Ended July 31,		
	2011	2010	2009
	(In thousands)		
Interest income	$1,018	$ 834	$1,837
Other income (expense), net	2,784	(699)	(705)
Total other income (expense), net	$3,802	$ 135	$1,132

Interest income increased during fiscal 2011 compared to fiscal 2010. The increase is primarily due to higher cash and investment balances in interest-earning accounts. Our average interest-earning cash and investment balance for fiscal 2011 was $152.0 million compared to $116.6 million for fiscal 2010.

Other income (expense), net increased during fiscal 2011 compared to fiscal 2010 primarily as a result of the change in the valuation of our contingent rights liability related to the acquisition of Azalea Networks from $9.5 million at the date of the acquisition to $5.9 million as of July 31, 2011. See Note 2 of the Notes to Consolidated Financial Statements for further discussion.

Interest income during fiscal 2010 decreased 54.6% from fiscal 2009, primarily due to declining interest rates. Our average yield-to-maturity rate decreased from 2.0% in fiscal 2009 to 0.7% in fiscal 2010.

Other income (expense), net during fiscal 2010 was consistent with fiscal 2009. Other income (expense) includes primarily foreign currency gains and losses driven by the remeasurement of foreign currency transactions into U.S. dollars.

Provision for Income Taxes

As of July 31, 2011, we had net operating loss carryforwards of $230.0 million and $156.1 million for federal and state income tax purposes, respectively. We also had research and credit carryforwards of $17.4 million for federal and $18.2 million for state income tax purposes as of July 31, 2011. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain.

If not utilized, the federal and state net operating loss and federal tax credit carryforwards will begin to expire between 2013 and 2023. Utilization of these net operating losses and credit carryforwards may be subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended, that are applicable if we have experienced an "ownership change" in the past, or if an ownership change occurs in the future.

We continuously monitor the circumstances impacting the expected realization of our deferred tax assets. As of July 31, 2011, based on available positive evidence, we determined that the majority of our deferred tax assets would be more likely than not realizable in the near future, with the exception of certain foreign net operating loss carryforwards as we cannot forecast sufficient future foreign source income to realize these deferred tax assets before they expire. Accordingly, in the fourth quarter of fiscal 2011 we recorded a tax benefit of $72.8 million which was largely attributed to the release of our valuation allowances and the recording of the associated net deferred tax assets on our balance sheet. See Note 9 of Notes to Consolidated Financial Statements.

We recognize in the Consolidated Financial Statements only those tax positions determined to be more likely than not of being sustained. We recorded a net increase of less than $0.1 million to the liability for unrecognized tax benefits related to tax positions taken in prior periods. Additionally, we did not make any reclassifications between current taxes payable and long-term taxes payable.

Quarterly Fluctuations in Operating Results

The following table sets forth our unaudited quarterly Consolidated Statement of Operations data for each of the eight quarters ended July 31, 2011. In management's opinion, the data has been prepared on the same basis as the audited Consolidated Financial Statements included in this report, and reflects all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of this data.

	For the Three Months Ended			
2011	**July 31,**	**April 30,**	**January 31,**	**October 31,**
	(In thousands, except per share data)			
Revenues				
Product	$ 97,141	$ 89,415	$79,100	$ 69,204
Professional services and support	16,475	16,186	14,602	13,800
Ratable product and related professional services and support	142	150	156	143
Total revenues	113,758	105,751	93,858	83,147
Cost of revenues				
Product	31,620	29,964	24,173	22,063
Professional services and support	4,259	4,167	3,542	2,905
Ratable product and related professional services and support	—	—	—	10
Total cost of revenues	35,879	34,131	27,715	24,978
Gross profit	77,879	71,620	66,143	58,169
Operating expenses				
Research and development	23,370	22,799	21,608	17,113
Sales and marketing	42,972	40,916	36,936	33,415
General and administrative	11,741	10,319	10,183	7,188
Total operating expenses	78,083	74,034	68,727	57,716
Operating income (loss)	(204)	(2,414)	(2,584)	453
Other income (expense), net				
Interest income	261	284	240	233
Other income (expense), net	(4,408)	5,608	(61)	1,645
Total other income (expense), net	(4,147)	5,892	179	1,878
Income (loss) before provision for (benefit from) income taxes	(4,351)	3,478	(2,405)	2,331
Provision for (benefit from) income taxes	(72,536)	277	428	196
Net income (loss)	$ 68,185	$ 3,201	$ (2,833)	$ 2,135
Shares used in computing net income (loss) per common share — basic	104,310	102,055	98,795	96,037
Net income (loss) per common share — basic	$ 0.65	$ 0.03	$ (0.03)	$ 0.02
Shares used in computing net income (loss) per common share — diluted	119,600	119,367	98,795	113,271
Net income (loss) per common share- diluted	$ 0.57	$ 0.03	$ (0.03)	$ 0.02

2010	For the Three Months Ended			
	July 31,	April 30,	January 31,	October 31,
	(In thousands, except per share data)			
Revenues				
Product	$ 65,564	$56,634	$52,078	$ 47,198
Professional services and support	11,651	12,167	10,362	10,143
Ratable product and related professional services and support	111	156	215	255
Total revenues	77,326	68,957	62,655	57,596
Cost of revenues				
Product	22,624	19,911	18,103	16,432
Professional services and support	2,338	2,201	2,157	2,079
Ratable product and related professional services and support	29	46	68	86
Total cost of revenues	24,991	22,158	20,328	18,597
Gross profit	52,335	46,799	42,327	38,999
Operating expenses				
Research and development	13,907	13,874	12,042	11,796
Sales and marketing	30,380	27,697	26,576	24,740
General and administrative	7,353	8,840	7,628	7,132
Litigation reserves	—	1,650	500	19,750
Total operating expenses	51,640	52,061	46,746	63,418
Operating income (loss)	695	(5,262)	(4,419)	(24,419)
Other income (expense), net				
Interest income	218	218	187	211
Other income (expense), net	(266)	(189)	(148)	(96)
Total other income (expense), net	(48)	29	39	115
Income (loss) before provision for income taxes	647	(5,233)	(4,380)	(24,304)
Provision for income taxes	224	85	47	372
Net income (loss)	$ 423	$ (5,318)	$ (4,427)	$(24,676)
Shares used in computing net income (loss) per common share, basic	92,977	90,874	88,572	87,489
Net income (loss) per common share, basic	$ —	$ (0.06)	$ (0.05)	$ (0.28)
Shares used in computing net income (loss) per common share, diluted	108,814	90,874	88,572	87,489
Net income (loss) per common share, diluted	$ —	$ (0.06)	$ (0.05)	$ (0.28)

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Liquidity and Capital Resources

	July 31, 2011	July 31, 2010
	(In thousands)	
Working capital	$269,900	$133,927
Cash and cash equivalents	80,773	31,254
Short-term investments	$153,185	$124,167

	Years Ended July 31,		
	2011	2010	2009
		(In thousands)	
Cash provided by operating activities	$ 57,990	$ 25,834	$ 20,592
Cash used in investing activities	(44,916)	(48,581)	(21,754)
Cash provided by financing activities	$ 36,446	$ 12,702	$ 4,858

As of July 31, 2011, our principal sources of liquidity were our cash, cash equivalents and short-term investments. Cash and cash equivalents are comprised of cash, sweep funds and money market funds with an original maturity of 90 days or less at the time of the purchase. Short-term investments include corporate bonds, U.S. government agency securities, U.S. treasury bills, commercial paper, and certificates of deposit. Cash, cash equivalents and short-term investments increased $78.5 million during fiscal 2011 from $155.4 million in cash, cash equivalents and short-term investments as of July 31, 2010 to $234.0 million as of July 31, 2011.

Cash Flows from Operating Activities

Our cash flows from operating activities will continue to be affected principally by our profitability, working capital requirements, the extent to which we increase spending on personnel and the continued growth in revenue and cash collections. The timing of hiring sales personnel in particular affects cash flows as there is a lag between the hiring of sales personnel and the generation of revenue and cash flows from sales personnel. Our largest source of operating cash flows is cash collections from our customers. Our primary uses of cash from operating activities are for personnel related expenditures, purchases of inventory, and rent payments.

During fiscal 2011, net cash provided by operating activities increased $32.2 million compared to fiscal 2010. The increase in cash flow from operating activities was primarily due to an increase in cash flow of $61.3 million from operations after adjusting for non-cash items, including depreciation and amortization, and stock-based compensation, and a decrease of $29.1 million from the change in operating assets and liabilities.

During fiscal 2010, net cash provided by operating activities increased $5.2 million compared to fiscal 2009. The increase in cash flow from operating activities was primarily due to an increase in cash flow of $2.1 million from operations after adjusting for non-cash items, including depreciation and amortization, and stock-based compensation, and a decrease of $3.1 million from the change in operating assets and liabilities. Further, in November 2009, pursuant to the Settlement Agreement with Motorola, we made a one-time payment to Motorola for $19.8 million.

Cash Flows from Investing Activities

Cash used in investing activities during fiscal 2011 decreased $3.7 million compared to fiscal 2010. We continue to invest our excess cash balances in short-term investments. Some of the proceeds from the sale and maturity of these investments were used to purchase property and equipment of $9.9 million during fiscal 2011. Further, we completed two acquisitions during fiscal 2011 for a total of $4.3 million in cash, net of cash received. See Note 2 of the Notes to Consolidated Financial Statements.

Cash used in investing activities increased $26.8 million during fiscal 2010 compared to fiscal 2009. We purchased more short-term investments during fiscal 2010 compared to fiscal 2009 as we reinvested cash flow from operations. We also sold fewer short-term investments in fiscal 2010 compared to fiscal 2009. Purchases of property and equipment in fiscal 2010 were slightly up compared to fiscal 2009 due to the build-out of our office headquarters.

Cash Flows from Financing Activities

Cash provided by financing activities increased $23.7 million during fiscal 2011 compared to fiscal 2010. The cash proceeds from the issuance of common stock in conjunction with our 2007 Equity Incentive Plan and Employee Stock Purchase Plan increased substantially year-over-year primarily due to increased exercises of stock options by our employees as a result of the increase in our exercise price and an increase in the amount of contributions in our Employee Stock Purchase Plan.

Cash provided by financing activities increased $7.8 million in fiscal 2010 compared to fiscal 2009 also due to the cash proceeds from the issuance of common stock in conjunction with our equity plans as described above. During fiscal 2009 we repurchased shares of our common stock under our stock repurchase program in the amount of $1.0 million. We did not make any additional purchases in fiscal 2010 or fiscal 2011 related to that program.

Based on our current cash, cash equivalents and short-term investments we expect that we will have sufficient resources to fund our operations for the next 12 months. However, we may need to raise additional capital or incur additional indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of expansion into new territories, the timing of introductions of new products and enhancements to existing products, and the continuing market acceptance of our products.

Contractual Obligations

The following is a summary of our contractual obligations:

	Total	Less Than 1 Year	1—3 Years	3—5 Years	More Than 5 Years
			(In thousands)		
Operating leases	$20,434	$ 4,823	$8,383	$7,228	$—
Non-cancellable inventory purchase commitments(1)	29,747	29,747	—	—	—
Total contractual obligations	$50,181	$34,570	$8,383	$7,228	$—

(1) We outsource the production of our hardware to third-party manufacturing suppliers. We enter into various inventory related purchase agreements with these suppliers. Under the agreement with our main contract manufacturer, 40% of the order quantities can be rescheduled or are cancelable by giving notice 60 days prior to the expected shipment date, and 20% of the order quantities can be rescheduled or are cancelable by giving notice 30 days prior to the expected shipment date. Orders are not cancelable within 30 days prior to the expected shipment date.

As of July 31, 2011, our unrecognized tax benefits were $10.9 million which were mostly reflected as a reduction to deferred tax assets, offset by a valuation allowance. As such, there are no material amounts of contractual obligations associated with these unrecognized benefits to be included in the table above.

Off-Balance Sheet Arrangements

As of July 31, 2011 and 2010, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Foreign Currency Risk

Most of our sales contracts are denominated in U.S. Dollars, and therefore, our revenue is not subject to significant foreign currency risk. Our operating expenses and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pound, Euro, and Chinese Yuan. To date, we

have not entered into any hedging contracts because expenses in foreign currencies have been insignificant, and exchange rate fluctuations have had little impact on our operating results and cash flows.

Interest Rate Sensitivity

We had cash, cash equivalents and short-term investments totaling $234.0 million and $155.4 million at July 31, 2011 and 2010, respectively. The cash, cash equivalents and short-term investments are held for working capital purposes. We do not use derivative financial instruments in our investment portfolio. We have an investment portfolio of fixed income securities that are classified as "available-for-sale securities." These securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. We attempt to limit this exposure by investing primarily in short-term securities. Due to the short duration and conservative nature of our investment portfolio, a movement of 10% in market interest rates would not have a material impact on our operating results and the total value of the portfolio over the next fiscal year. If overall interest rates had fallen by 10% during fiscal 2011, our interest income on cash, cash equivalents and short-term investments would have declined less than $0.1 million assuming consistent investment levels.

ITEM 8. *CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Index to Consolidated Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of our Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may change over time.

Management assessed the effectiveness of our internal control over financial reporting as of July 31, 2011. In making this assessment, our management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon this assessment, management has concluded that, as of July 31, 2011, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

The effectiveness of the Company's internal control over financial reporting as of July 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on the following page.

/s/ Dominic P. Orr

Dominic P. Orr
President and Chief Executive Officer
September 27, 2011

/s/ Michael M. Galvin

Michael M. Galvin
Chief Financial Officer
September 27, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Aruba Networks, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Aruba Networks, Inc. and its subsidiaries at July 31, 2011 and July 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 31, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedules, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedules, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLC

San Jose, California
September 27, 2011

ARUBA NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

	July 31, 2011	July 31, 2010
	(In thousands, except per share data)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 80,773	$ 31,254
Short-term investments	153,185	124,167
Accounts receivable, net	68,598	41,269
Inventory	29,895	15,159
Deferred costs	6,999	5,451
Prepaids and other	5,097	5,108
Deferred income tax assets	53,310	—
Total current assets	397,857	222,408
Property and equipment, net	14,772	9,919
Goodwill	33,143	7,656
Intangible assets, net	20,863	9,287
Deferred income tax assets	20,143	—
Other assets	2,093	1,437
Total assets	$ 488,871	$ 250,707
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 11,278	$ 8,082
Accrued liabilities	61,461	36,458
Income taxes payable	767	519
Deferred revenue, current	54,451	43,422
Total current liabilities	127,957	88,481
Deferred income tax liability	815	—
Deferred revenue, long-term	14,000	10,976
Other long-term liabilities	757	595
Total liabilities	143,529	100,052
Commitments and contingencies (Note 12)		
Stockholders' equity		
Common stock: $0.0001 par value; 350,000 shares authorized at July 31, 2011 and 2010 , respectively; 104,905 and 93,606 shares issued and outstanding at July 31, 2011 and 2010, respectively	10	9
Additional paid-in capital	450,147	326,178
Accumulated other comprehensive income	127	98
Accumulated deficit	(104,942)	(175,630)
Total stockholders' equity	345,342	150,655
Total liabilities and stockholders' equity	$ 488,871	$ 250,707

The accompanying notes are an integral part of the Consolidated Financial Statements.

ARUBA NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended July 31,		
	2011	2010	2009
	(In thousands, except per share data)		
Revenues			
Product	$334,860	$221,474	$161,927
Professional services and support	61,063	44,323	35,946
Ratable product and related professional services and support	591	737	1,386
Total revenues	396,514	266,534	199,259
Cost of revenues			
Product	107,820	77,070	59,917
Professional services and support	14,873	8,775	7,437
Ratable product and related professional services and support	10	229	483
Total cost of revenues	122,703	86,074	67,837
Gross profit	273,811	180,460	131,422
Operating expenses			
Research and development	84,890	51,619	40,293
Sales and marketing	154,239	109,393	90,241
General and administrative	39,431	30,953	23,198
Restructuring expenses	—	—	1,447
Litigation reserves	—	21,900	—
Total operating expenses	278,560	213,865	155,179
Operating loss	(4,749)	(33,405)	(23,757)
Other income (expense), net			
Interest income	1,018	834	1,837
Other income (expense), net	2,784	(699)	(705)
Total other income (expense), net	3,802	135	1,132
Loss before provision for (benefit from) income taxes	(947)	(33,270)	(22,625)
Provision for (benefit from) income taxes	(71,635)	728	788
Net income (loss)	$ 70,688	$ (33,998)	$ (23,413)
Shares used in computing net income (loss) per common share — basic	100,299	89,978	84,612
Net income (loss) per common share — basic	$ 0.70	$ (0.38)	$ (0.28)
Shares used in computing net income (loss) per common share — diluted	117,117	89,978	84,612
Net income (loss) per common share — diluted	$ 0.60	$ (0.38)	$ (0.28)
Stock-based compensation expense included in above:			
Cost of revenues	$ 3,464	$ 1,397	$ 1,018
Research and development	23,026	10,716	7,577
Sales and marketing	24,399	14,205	10,520
General and administrative	$ 12,862	$ 9,763	$ 5,464

The accompanying notes are an integral part of the Consolidated Financial Statements.

ARUBA NETWORKS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount				
				(In thousands)		
Balance at July 31, 2008	82,836	$ 8	$249,131	$ (45)	$(118,219)	$130,875
Comprehensive loss:						
Unrealized gain on short-term investments	—	—	—	227	—	227
Net loss	—	—	—	—	(23,413)	(23,413)
Total comprehensive loss				—	—	(23,186)
Fair value of shares issued to non-employees	69	—	392	—	—	392
Fair value of stock options issued to non-employees	—	—	37	—	—	37
Exercise of common stock options	1,436	—	1,943	—	—	1,943
Shares purchased under employee stock purchase plan	1,114	—	3,827	—	—	3,827
Repurchase of common stock	(18)	—	449	—	—	449
Stock-based compensation expense related to stock options and awards issued to employees	1,498	1	24,150	—	—	24,151
Repurchase of common stock under stock repurchase program	(191)	—	(991)	—	—	(991)
Excess tax benefit associated with stock-based compensation	—	—	88	—	—	88
Balance at July 31, 2009	86,744	9	279,026	182	(141,632)	137,585
Comprehensive loss:						
Unrealized loss on short-term investments, net of taxes	—	—	—	(84)	—	(84)
Net loss	—	—	—	—	(33,998)	(33,998)
Total comprehensive loss				—	—	(34,082)
Fair value of shares issued to non-employees	199	—	2,385	—	—	2,385
Fair value of stock options issued to non-employees	—	—	32	—	—	32
Exercise of common stock options	2,974	—	8,116	—	—	8,116
Shares purchased under employee stock purchase plan	1,808	—	4,515	—	—	4,515
Repurchase of common stock	(16)	—	314	—	—	314
Stock-based compensation expense related to stock options and awards issued to employees	1,897	—	31,683	—	—	31,683
Excess tax benefit associated with stock-based compensation	—	—	107	—	—	107
Balance at July 31, 2010	93,606	9	326,178	98	(175,630)	150,655
Comprehensive income:						
Unrealized gain on short-term investments, net of taxes	—	—	—	29	—	29
Net income	—	—	—	—	70,688	70,688
Total comprehensive income						70,717
Fair value of shares issued to non-employees	149	—	3,952	—	—	3,952
Exercise of common stock options	6,413	1	29,751	—	—	29,752
Shares purchased under employee stock purchase plan	2,048	—	6,889	—	—	6,889
Repurchase of common stock	—	—	1	—	—	1
Stock-based compensation expense related to stock options and awards issued to employees	1,164	—	54,879	—	—	54,879
Common stock issued in purchase acquisition	1,525	—	28,691	—	—	28,691
Excess tax benefit associated with stock-based compensation	—	—	(194)	—	—	(194)
Balance at July 31, 2011	104,905	$10	$450,147	$127	$(104,942)	$345,342

The accompanying notes are an integral part of the Consolidated Financial Statements.

ARUBA NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended July 31,		
	2011	2010	2009
	(In thousands)		
Cash flows from operating activities			
Net income (loss)	$ 70,688	$ (33,998)	$ (23,413)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	15,042	10,091	9,686
Provision for doubtful accounts	17	265	138
Write-downs for excess and obsolete inventory	2,647	2,949	3,397
Stock-based compensation expense	63,750	36,081	24,579
Accretion of purchase discounts on short-term investments	1,290	837	(271)
Gains on disposal of fixed assets	(3)	(3)	(15)
Change in carrying value of contingent rights liability	(3,598)	—	—
Deferred income taxes	(72,638)	—	—
Excess tax benefit associated with stock-based compensation	194	(107)	(88)
Changes in operating assets and liabilities:			
Accounts receivable	(24,821)	(8,069)	(924)
Inventory	(16,900)	(10,653)	(766)
Prepaids and other	(1,658)	(2,757)	847
Deferred costs	(1,548)	(290)	(606)
Other assets	(240)	50	(50)
Accounts payable	(167)	5,937	(4,926)
Deferred revenue	12,713	11,220	8,698
Other current and noncurrent liabilities	13,331	14,360	4,184
Income taxes payable	(109)	(79)	122
Net cash provided by operating activities	57,990	25,834	20,592
Cash flows from investing activities			
Purchases of short-term investments	(144,512)	(122,750)	(101,088)
Proceeds from sales of short-term investments	28,927	10,566	40,443
Proceeds from maturities of short-term investments	84,870	68,860	43,296
Purchases of property and equipment	(9,909)	(5,299)	(4,405)
Proceeds from sale of property and equipment	11	42	—
Cash paid in purchase acquisitions, net of cash acquired	(4,303)	—	—
Net cash used in investing activities	(44,916)	(48,581)	(21,754)
Cash flows from financing activities			
Proceeds from issuance of common stock	36,640	12,631	5,761
Repurchases of unvested common stock	—	(36)	—
Repurchases of common stock under stock repurchase program	—	—	(991)
Excess tax benefit associated with stock-based compensation	(194)	107	88
Net cash provided by financing activities	36,446	12,702	4,858
Effect of exchange rate changes on cash and cash equivalents	(1)	1	—
Net increase (decrease) in cash and cash equivalents	49,519	(10,044)	3,696
Cash and cash equivalents, beginning of period	31,254	41,298	37,602
Cash and cash equivalents, end of period	$ 80,773	$ 31,254	$ 41,298
Supplemental disclosure of cash flow information			
Income taxes paid	$ 1,152	$ 899	$ 673
Supplemental disclosure of non-cash investing and financing activities			
Common stock issued for purchase acquisition	$ 28,691	$ —	$ —
Contingent rights issued for purchase acquisition	$ 9,486	$ —	$ —

The accompanying notes are an integral part of the Consolidated Financial Statements.

ARUBA NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and its Significant Accounting Policies

The Company

Aruba Networks, Inc. (the "Company") was incorporated in the state of Delaware on February 11, 2002. The Company is a leading provider of next-generation network access solutions for the mobile enterprise. Its Mobile Virtual Enterprise ("MOVE") architecture unifies wired and wireless network infrastructures into one seamless access solution for corporate headquarters, mobile business professionals, remote workers and guests. The Company derives its revenues from sales of its ArubaOS operating system, controllers, wired and wireless access points, switches, application software modules, multi-vendor management solution software, and professional services and support. The Company has offices in North America, Europe, the Middle East and the Asia Pacific region and employs staff around the world.

Significant Accounting Policies

Basis of Presentation

The Company's Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America. During the first quarter of fiscal 2009, the Company determined that the fair values assigned to certain warrants to purchase preferred stock issued to non-employees were not computed correctly as of the IPO closing date when they automatically converted to warrants to purchase common stock which resulted in $715,000 of excess warrant expense being recognized in other income (expense), net in the third quarter of fiscal 2007. During the first quarter of fiscal 2009, the Company corrected the valuation of these warrants resulting in the inclusion of other income of $715,000 within other income (expense), net and a reduction of additional paid-in capital of $715,000. In addition, during the first quarter of fiscal 2009, the Company determined that stock-based compensation related to its employee stock purchase plan was understated by $48,000 and $87,000 in the third and fourth quarters of fiscal 2007, respectively. During the first quarter of fiscal 2009, the Company corrected these errors resulting in the inclusion of $135,000 of additional stock-based compensation within the Consolidated Statements of Operations for the three months ended October 31, 2007. The Company and its Audit Committee concluded that these errors were not material to the third and fourth quarters of fiscal 2007, the fiscal year ended July 31, 2007 or the results for the year ending July 31, 2009, and therefore, the corrections were recorded in the first quarter of fiscal 2009.

Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of these financial statements requires that the Company make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to provisions for doubtful accounts, sales returns, inventory, warranties useful lives of property and equipment, useful lives of intangible assets, income taxes and the valuation of equity instruments and contingencies, amongst others. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from the estimates made by management with respect to these and other items.

Foreign Currency Accounting

While the majority of the Company's revenue contracts are denominated in United States ("U.S") dollars, the Company has foreign operations that incur expenses in various foreign currencies. The functional currency of the Company's subsidiaries is U.S. dollar. Monetary assets and liabilities are remeasured using the current exchange rate at the balance sheet date. Non-monetary assets and liabilities and capital accounts are remeasured using historical exchange rates. Revenues and expenses are remeasured using the average exchange rates in effect during the period. Foreign currency exchange gains and losses, which have not been material for any periods presented, are included in the Consolidated Statements of Operations under other income (expense), net.

Risks and Uncertainties

The Company is subject to all of the risks inherent in operating in the networking and communications industry. These risks include, but are not limited to, a limited operating history, new and rapidly evolving markets, a lengthy sales cycle, dependence on the development of new products and services, unfavorable economic and market conditions, customer acceptance of new products, competition from larger and more established companies, limited management resources, dependence on a limited number of contract manufacturers and suppliers, and the changing nature of the networking and communications industry. Failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer or supplier requirements, changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of products and services, would have a material adverse effect on the Company's business, operating results and financial position.

Fair Value of Financial Instruments

The reported amounts of the Company's financial instruments including cash equivalents, short-term investments, accounts receivable and accounts payable approximate fair value due to their short maturities.

Cash and Cash Equivalents

The Company considers all highly liquid marketable securities purchased with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents is comprised of cash, sweep funds and money market funds and are stated at cost, which approximates fair value.

Short-Term Investments

Short-term investments comprise marketable securities that consist primarily of corporate bonds, U.S. government agency securities, U.S. treasury bills, commercial paper and certificates of deposit with original maturities beyond 90 days. As the Company views all securities as representing the investment of funds available for current operations, and management has the ability and intent, if necessary, to liquidate any of these investments in order to meet the Company's liquidity needs within the next 12 months, the short-term investments are classified as current assets. The Company's policy is to protect the value of its investment portfolio and minimize principal risk by earning returns based on current interest rates. All of the Company's marketable securities are classified as available-for-sale.

The Company reviews the individual securities in its portfolio to determine whether a decline in a security's fair value below the amortized cost basis is other-than-temporary. If other than temporary impairment ("OTTI") has been incurred, and it is more likely than not that the Company will not sell the investment security before the recovery of its amortized cost basis, then the OTTI is separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The amount of the total OTTI related to the credit loss is recognized in earnings. The amount of the total OTTI related to other factors is recognized in accumulated other comprehensive

income. The Company determined that there were no investments in its portfolio that were other-than temporarily impaired as of July 31, 2011 and 2010.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk include cash, cash equivalents and short-term investments. The Company has not experienced any losses on its deposits of its cash and cash equivalents, and its short-term investments due to concentration of credit risk.

The Company's accounts receivable are derived from revenue earned from customers located in the Americas, Europe, the Middle East, Africa and Asia Pacific. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains a provision for doubtful accounts receivable based upon the expected collectibility of accounts receivable, and to date such losses have been within management's expectations. See Note 11 in these Notes to Consolidated Financial Statements for more details on significant customers.

Provision for Doubtful Accounts

The Company records a provision for doubtful accounts based on historical experience and a detailed assessment of the collectibility of its accounts receivable. In estimating the allowance for doubtful accounts, management considers, among other factors, (i) the aging of the accounts receivable, including trends within and ratios involving the age of the accounts receivable, (ii) the Company's historical write-offs, (iii) the credit-worthiness of each customer, (iv) the economic conditions of the customer's industry, and (v) general economic conditions. In cases where the Company is aware of circumstances that may impair a specific customer's ability to meet their financial obligations to it, the Company records a specific allowance against amounts due from the customer, and thereby reduces the net recognized receivable to the amount it reasonably believes will be collected.

Charges to the income statement relating to allowance for doubtful accounts were less than $0.1 million, $0.3 million, and $0.1 million, for the fiscal years ended July 31, 2011, 2010, and 2009, respectively.

Inventory

Inventory consists of hardware and related component parts and is stated at the lower of cost or market. Cost is computed using the standard cost, which approximates actual cost, on a first-in, first-out basis. The Company records inventory write-downs for potentially excess inventory based on forecasted demand, economic trends and technological obsolescence of its products. At the point of loss recognition, a new, lower-cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. Inventory write-downs are reflected as cost of product revenues and amounted to approximately $2.6 million, $2.9 million, and $3.4 million, for the fiscal years ended July 31, 2011, 2010, and 2009, respectively.

Deferred Costs

When the Company's products have been delivered, but the product revenue associated with the arrangement has been deferred as a result of not meeting the revenue recognition criteria, the Company also defers the related inventory costs for the delivered items.

Property and Equipment, net

Property and equipment, net are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the respective assets, generally ranging from two to six years, or the lease term, if applicable. Leasehold improvements are recorded at

cost with any reimbursement from the landlord being accounted for as part of rent expense using the straight-line method over the lease term.

Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to the statement of operations, under other income (expense), net. Expenditures for maintenance and repairs are charged to expense as incurred.

Impairment of Long-lived Assets

Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, which range from one to seven years. Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use are based on the fair value of the asset. The Company did not recognize impairment charges in any of the periods presented.

Goodwill

The Company performs an annual goodwill impairment test during the fourth quarter of the fiscal year and when triggering events are present. For purposes of impairment testing, the Company determined that it has only one reporting unit. The identification and measurement of goodwill impairment involves the estimation of the fair value of the Company. The estimates of fair value of the Company are based on the best information available as of the date of the assessment, which primarily includes the Company's market capitalization. As of the date of the assessment, the market capitalization of the Company was substantially in excess of its carrying value. As a result, the Company did not recognize impairment charges in any of the periods presented.

Revenue Recognition and Sales Returns

In October 2009, the Financial Accounting Standards Board ("FASB") amended the accounting standards for revenue recognition to remove tangible products containing software components and non-software components that function together to deliver the product's essential functionality from the scope of industry-specific software revenue recognition guidance. In October 2009, the FASB also amended the accounting standards for multiple-element revenue arrangements to:

(i) provide updated guidance on how the elements in a multiple-element arrangement should be separated, and how the consideration should be allocated;

(ii) require an entity to allocate revenue amongst the elements in an arrangement using estimated selling prices ("ESP") if a vendor does not have vendor-specific objective evidence ("VSOE") of the selling price or third-party evidence ("TPE") of the selling price; and

(iii) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

The Company adopted this accounting guidance at the beginning of its first quarter of fiscal 2011 on a prospective basis for applicable arrangements originating or materially modified after July 31, 2010. The impact of this adoption was not material to the Company's financial position and results of operations during fiscal 2011.

This guidance does not generally change the units of accounting for the Company's revenue transactions. Most non-software products and services qualify as separate units of accounting because they have value to the customer on a stand-alone basis and the Company's revenue arrangements generally do not include a right of return relative to delivered products.

The majority of the Company's products are hardware appliances containing software components that function together to provide the essential functionality of the product. Therefore, the Company's hardware appliances are considered non-software elements and are not subject to the industry-specific software revenue recognition guidance.

The Company's product revenue also includes revenue from the sale of stand-alone software products. Stand-alone software products may operate on the Company's hardware appliance but are not considered essential to the functionality of the hardware. Sales of stand-alone software generally include a perpetual license to the Company's software. Sales of stand-alone software continue to be subject to the industry-specific software revenue recognition guidance.

For all arrangements originating or materially modified after July 31, 2010, the Company recognizes revenue in accordance with the amended accounting guidance. Certain arrangements with multiple-elements may continue to have stand-alone software elements that are subject to the existing software revenue recognition guidance along with non-software elements that are subject to the amended revenue accounting guidance. The revenue for these multiple element arrangements is allocated to the stand-alone software elements as a group and the non-software elements based on the relative selling prices of all of the elements in the arrangement using the fair value hierarchy in the amended revenue accounting guidance.

For sales of stand-alone software after July 31, 2010 and for all transactions entered into prior to the first quarter of 2011, the Company recognizes revenue based on software revenue recognition guidance. Under the software revenue recognition guidance, the Company uses the residual method to recognize revenue when a product agreement includes one or more elements to be delivered at a future date and VSOE of the fair value of all undelivered elements exists. In the majority of the Company's contracts, the only element that remains undelivered at the time of delivery of the product is support services. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the contract fee is recognized as product revenue. If evidence of the fair value of one or more undelivered elements does not exist, all revenue is generally deferred and recognized when delivery of those elements occurs or when fair value can be established. When the undelivered element for which the Company does not have VSOE of fair value is support, revenue for the entire arrangement is bundled and recognized ratably over the support period.

VSOE for elements of an arrangement is based upon the normal pricing and discounting practices for those services when sold separately, and VSOE for support services is measured by the stand-alone renewal rate offered to the customer. In determining VSOE, the Company requires that a substantial majority of the selling prices for an element falls within a reasonably narrow pricing range, generally evidenced by a substantial majority of such historical stand-alone transactions falling within a reasonably narrow range of the median rates. In addition, the Company considers major service groups, geographies, customer classifications, and other variables in determining VSOE.

The Company is typically not able to determine TPE for the Company's products or services. TPE is determined based on competitor prices for similar elements when sold separately. Generally, the Company's go-to-market strategy differs from that of the Company's peers and the Company's offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products' selling prices are on a stand-alone basis.

When the Company is unable to establish the selling price of its non-software elements using VSOE or TPE, the Company uses ESP in its allocation of arrangement consideration. The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The Company determines ESP for a product or service by considering multiple factors including, but not limited to, cost of products, gross margin objectives, pricing practices, geographies, customer classes and distribution channels.

The Company regularly reviews VSOE and ESP and maintains internal controls over the establishment and updates of these estimates. There was not a material impact during the third quarter or first nine months of fiscal 2011, nor does the Company currently expect a material impact in the near term from changes in VSOE or ESP.

Product revenue consists of revenue from sales of the Company's hardware appliances and perpetual software licenses. The Company recognizes product revenue when all of the following have occurred: (1) the Company has entered into a legally binding arrangement with a customer; (2) delivery has occurred; (3) customer payment is deemed fixed or determinable and free of contingencies and significant uncertainties; and (4) collection is reasonably assured.

For sales to direct end-users and channel partners, including value-added resellers ("VARs"), value-added distributors ("VADs"), and original equipment manufacturers ("OEMs"), the Company recognizes product revenue upon delivery, assuming all other revenue recognition criteria are met. For the Company's hardware appliances, delivery occurs upon transfer of title and risk of loss, which is generally upon shipment. It is the Company's practice to identify an end-user prior to shipment to a channel partner. For end-users and channel partners, the Company generally has no significant obligations for future performance such as rights of return or pricing credits. A portion of the Company's sales are made through distributors under agreements allowing for stocking of the Company's products in their inventory, pricing credits and limited rights of return for stock rotation. Product revenue on sales made through these distributors is initially deferred and revenue is recognized upon sell-through as reported by the distributors to the Company. Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue. The amount of inventory held by resellers pending a sale to an end customer was \$2.0 million and \$3.7 million as of July 31, 2011 and 2010.

Support and services offerings consist of support agreements, professional services, and training. Support services include repair and replacement of defective hardware appliances, software updates and access to technical support personnel. Software updates provide customers with rights to unspecified software product upgrades and to maintenance releases and patches released during the term of the support period. Revenue for support services is recognized on a straight-line basis over the service contract term, which is typically one to five years. Revenue for professional services is recognized upon delivery or completion of performance. Professional service arrangements are typically short-term in nature and are largely completed within 90 days from the start of service. Revenue for training services is recognized upon delivery of the training.

The related sale of support services to a reseller occurs when a specific sale to an end customer occurs. If the sale of support services occurs at the same time as the Company receives the initial purchase order from the reseller, the support services are included on that purchase order and recognized ratably over the related support period, commencing on the date of delivery to the end customer. If the sale of support services occurs after the Company receives the initial purchase order, the support services for the specific product sales are purchased on a subsequent purchase order. The subsequent purchase order is received at the time the point-of-sale ("POS") report is provided for all product sales that occurred during the month. The support services are recognized ratably over the related support period, commencing from the delivery date to each respective end customer.

Post-contractual services ("PCS") that the Company provides to its channel partners differs from PCS that the Company provides to its end customers in that the Company is only obligated to provide support services to the channel partner directly, while the channel partner is obligated to provide support services directly to the end customer. The channel partner is obligated to provide Level 1 and Level 2 support services to the end customer, including technical support and returned merchandise fulfillment ("RMA") fulfillment, while the Company's obligations are only to provide software upgrades and Level 3 technical support in the unusual scenario in which the channel partner is unable to provide the technical support that the end customer requires.

The Company's fees are typically considered to be fixed or determinable at the inception of an arrangement, generally based on specific products and quantities to be delivered. Substantially all of the Company's contracts do not include rights of return or acceptance provisions. To the extent that the Company's agreements contain such

terms, the Company recognizes revenue once the customer has accepted, or once the acceptance provisions or right of return lapses. Payment terms to customers generally range from net 30 to 60 days. In the event payment terms are provided that differ from the Company's standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized when the payments become due, provided the remaining criteria for revenue recognition have been met.

The Company assesses the ability to collect from its customers based on a number of factors, including credit worthiness of the customer and past transaction history of the customer. If the customer is not deemed credit worthy, the Company defers revenue from the arrangement until payment is received and all other revenue recognition criteria have been met. The Company records estimated sales returns as a reduction to revenues upon shipment based on its contractual obligations and historical returns experience. In cases where the Company is aware of circumstances that will likely result in a specific customer's request to return purchased equipment, the Company records a specific sales returns reserve.

Shipping charges billed to customers are included in product revenues and the related shipping costs are included in cost of product revenues.

Research and Development Expenses

Research and development expenditures are charged to operations as incurred and consist primarily of compensation costs, including stock-based compensation costs, outside services, expensed materials, depreciation and an allocation of overhead expenses, including facilities and IT costs. Software development costs incurred prior to the establishment of technological feasibility are included in research and development and are expensed as incurred.

After technological feasibility is established, material software development costs are capitalized. The capitalized cost is amortized on a straight-line basis over the estimated product life, or on the ratio of current revenues to total projected product revenues, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model, which typically occurs when beta testing commences, and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based payment awards made to employees and non-employees based on estimated fair values. The Company's stock-based payment awards include stock options, restricted stock units and awards, employee stock purchase plan awards, and performance-based awards, which require an assessment of the probability of vesting. The Company calculates the fair value of restricted stock and performance-based awards which are paid in restricted stock, based on the fair market value of its stock on the date of grant. The Company calculates the fair value of stock options and employee stock purchase plan shares on the date of grant using the Black-Scholes option-pricing model. This methodology requires the use of subjective assumptions such as expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The Company determines the amount of stock-based compensation expense based on awards that it ultimately expects to vest, reduced for estimated forfeitures. In addition, compensation expense includes the effects of awards modified, repurchased or cancelled.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are recognized for deductible temporary differences, along with net operating loss carryforwards, if it is more likely than not that the tax benefits will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences, research credit carryforwards and net operating loss carryforwards are deductible. To the extent deferred tax assets cannot be recognized under the preceding criteria, a valuation allowance is established.

As a result of the Company's increasing profitability in fiscal 2011 and expectations for continued profits going forward, the Company determined that it is more likely than not that future profitability will be sufficient to realize deferred income tax assets. In addition, the Company has determined there will be sufficient California taxable income such that it is more likely than not the California research credits available as of fiscal year 2011 would be realizable in the near future. The Company will continue to assess whether a valuation allowance is necessary for any future California research credits generated. In accordance with Accounting Standards Codification Topic 740, "*Income Taxes*" ("ASC 740") and related literature, the Company released a majority of its valuation allowances against its deferred income tax assets in the fourth quarter of fiscal 2011. Net income for fiscal 2011 includes a discrete tax benefit of $72.8 million which was largely attributed to the release of the Company's valuation allowances and the recording of the associated net deferred tax assets on its balance sheet. The Company continues to maintain $0.2 million valuation allowance against a portion of its foreign net operating loss deferred tax assets.

Income tax contingencies are accounted for and may require significant management judgment in estimating final outcomes. Actual results could differ materially from these estimates and could significantly affect the effective tax rate and cash flows in future years. As of July 31, 2011, the Company had $10.9 million of unrecognized tax benefits, and if recognized will have an effect on the Company's effective tax rate.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of other comprehensive income (loss) and net income (loss). Other comprehensive income (loss) consists of unrealized investment gains and losses from available-for-sale securities. No other-than temporary impairment has been recorded by the Company during fiscal years 2011, 2010 and 2009.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("Topic 820") — Fair Value Measurement* ("ASU 2011-04"), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements (as defined in Note 2 below). ASU 2011-04 is effective for the Company for the third quarter of fiscal 2012 and will be applied prospectively. The Company is currently evaluating the impact of its pending adoption of ASU 2011-04 on its Consolidated Financial Statements.

In June 2011, the FASB issued ASU No. 2011-05, *Comprehensive Income ("Topic 220") — Presentation of Comprehensive Income* ("ASU 2011-05"), to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 is

effective for the Company in for the third quarter of fiscal 2012 and will be applied retrospectively. The Company's adoption of ASU 2011-05 will not have an impact on its consolidated results of operations or financial condition.

2. Acquisitions

On September 2, 2010, the Company completed its acquisition of Azalea Networks ("Azalea") for a total purchase price of $42.0 million. Azalea is a leading supplier of outdoor mesh networks and includes an operations center in Beijing, China which will complement the Company's existing research and development centers. The results of Azalea's operations have been included in the Consolidated Financial Statements since the acquisition date. The tangible and intangible assets acquired and liabilities assumed were recorded at fair value on the acquisition date.

The purchase price consisted of the following (in thousands, except share and per share data):

Stock (1,524,517 shares at $18.82 per share)	$28,691
Cash	1,808
Contingent rights	9,486
Advance on purchase price	2,000
Total consideration	$41,985

The purchase price was allocated to the assets acquired and liabilities assumed based on management's estimates of their fair values on the acquisition date. The excess of the purchase consideration over the fair value of the net assets acquired was allocated to goodwill. Goodwill is not being amortized but reviewed annually for impairment, or more frequently if impairment indicators arise. In part, goodwill reflected the competitive advantages the Company expected to realize from Azalea's standing in the China service provider industry as well as Azalea's product differentiation.

The following table summarizes the estimated purchase price allocation (in thousands, except estimated useful lives). Estimates of liabilities are subject to change, pending the Company's final review of Azalea's obligations.

Cash and cash equivalents	$ 550
Accounts receivable	2,525
Inventory	1,794
Prepaids and other assets	331
Property and equipment	265
Total tangible assets acquired	5,465

Annual Report

		Estimated Useful Lives
Amortizable intangible assets:		
Existing technology	11,800	5 years
Patents/core technology	2,300	6 years
Customer contracts	1,800	6 years
Tradenames/trademarks	100	1 year
Non-compete agreements	100	2 years
In-process research and development	900	
Goodwill	24,842	
Total assets acquired	47,307	
Liabilities	(5,322)	
Total liabilities assumed	(5,322)	
Total	$41,985	

The purchased intangible assets have a weighted average useful life of 5.2 years from the date of the acquisition.

A portion of the purchase price was allocated to developed product technology and in-process research and development ("IPR&D"). They were identified and valued through an analysis of data provided by Azalea concerning developmental products, their stage of development, the time and resources needed to complete them, target markets, their expected income generating ability and associated risks. The Income Approach, which is based on the premise that the value of an asset is the present value of its future earning capacity, was the primary valuation technique employed. A discount rate of 16% was applied to developed product technology and IPR&D. The Company recognizes IPR&D at fair value as of the acquisition date, and subsequently accounts for it as an indefinite-lived intangible asset until completion or abandonment of the associated research and development efforts. IPR&D is tested for impairment during the period it is considered an indefinite-lived asset.

Developed product technology, which includes products that are already technologically feasible, is primarily comprised of a portfolio of outdoor mesh routers. Developmental projects that had not reached technological feasibility are recognized as identifiable intangible assets. The principal project at the acquisition date relates to developing multi-radio outdoor mesh routers for the core network for even the largest enterprises. This technology would enable faster internet access for higher throughput performance, covering greater distances for both mesh and video networks. The Company expects to incur an immaterial amount of post-acquisition costs during fiscal 2012. The Company expects to complete all work by the end of fiscal 2012.

The Company expensed $0.7 million of acquisition-related costs incurred as general and administrative expenses in the Consolidated Statements of Operations in the period the expense was incurred.

Based on its evaluation of the materiality of Azalea's stand-alone financial statements to the Consolidated Financial Statements of Aruba Networks taken as a whole, the Company determined that the acquisition does not meet the requirements needed to disclose pro forma financial statements for the acquisition.

On November 19, 2010, the Company entered into an agreement with Amigopod, pursuant to which Aruba acquired substantially all of the assets of Amigopod. The acquisition was completed on December 3, 2010. The total consideration was $3.0 million and resulted in additional goodwill of $0.6 million.

Contingent Rights Liability

Contingent rights were issued to each Azalea shareholder as part of the purchase consideration. For each share received, the Azalea shareholder also received a right to receive an amount of cash equal to the shortfall generated if a share is sold below the target value within the payment period, as specified in the arrangement. For shares not held in escrow, the payment period begins August 1, 2011 and ends on December 31, 2011. For shares held in escrow, the payment period begins April 2, 2012 and ends on May 1, 2012. The rights are subject to forfeiture in certain circumstances.

At the acquisition date, the Company recorded a liability for the estimated fair value of the contingent rights of $9.5 million. This liability was estimated using a lattice model and was based on significant inputs not observed in the market and thus represented a Level 3 instrument. Level 3 instruments are valued based on unobservable inputs that are supported by little or no market activity and reflect the Company's own assumptions in measuring fair value. The inputs included:

- stock price as of the valuation date;
- strike price of the contingent right;
- maximum payoff per share;
- number of shares held in and outside of escrow;
- exercise period;
- historical volatility of the Company's stock price based on weekly stock price returns; and
- risk-free rate interpolated from the Constant Maturity Treasury Rate.

The change in fair value from the acquisition date to July 31, 2011 was primarily driven by an increase in the Company's stock price and the approaching settlement date. Gains and losses on the remeasurement of the contingent rights liability are included in other income (expense), net. As the fair value of the contingent rights liability will largely be determined based on the Company's closing stock price as of future fiscal period-ends, it is not possible to determine a probable range of possible outcomes of the valuation of the contingent rights liability. However, the maximum contingent rights liability will be no more than $13.5 million as defined in the acquisition agreement.

The following table represents the change in the contingent rights liability:

	Level 3 Amount
	(In thousands)
Balance as of July 31, 2010	$ —
Acquisition date fair value measurement	9,486
Adjustments to fair value	(3,598)
Balance as of July 31, 2011	$ 5,888

3. Goodwill and Intangible Assets

The following table presents details of the Company's goodwill:

	Amount (In thousands)
As of July 31, 2010	$ 7,656
Goodwill acquired in acquisition	25,487
As of April 30, 2011	$33,143

The following table presents details of the Company's total purchased intangible assets:

	Estimated Useful Lives	Gross Value	Accumulated Amortization	Net Value
	(In thousands, except estimated useful lives)			
As of July 31, 2011				
Existing technology	4 to 5 years	$22,383	$(10,595)	$11,788
In-process research and development	NA	1,020	—	1,020
Patents/core technology	4 to 6 years	6,026	(3,110)	2,916
Customer contracts	6 to 7 years	6,933	(3,137)	3,796
Support agreements	5 to 6 years	2,917	(1,849)	1,068
Tradenames/trademarks	1 to 5 years	750	(529)	221
Non-compete agreements	2 years	812	(758)	54
Total		$40,841	$(19,978)	$20,863

	Estimated Useful Lives	Gross Value	Accumulated Amortization	Net Value
	(In thousands, except estimated useful lives)			
As of July 31, 2010				
Existing technology	4 years	$ 9,283	$ (5,914)	$3,369
Patents/core technology	4 years	3,046	(1,940)	1,106
Customer contracts	6 to 7 years	5,083	(2,020)	3,063
Support agreements	5 to 6 years	2,717	(1,284)	1,433
Tradenames/trademarks	5 years	600	(284)	316
Non-compete agreements	2 years	712	(712)	—
Total		$21,441	$(12,154)	$9,287

Amortization expense is recorded in the Consolidated Statements of Operations under the following:

	Years Ended July 31,		
	2011	2010	2009
	(In thousands)		
Cost of product revenues	$5,852	$3,082	$3,082
Cost of professional services and support revenues	540	540	540
Sales and marketing	1,432	1,182	1,315
Total amortization expense	$7,824	$4,804	$4,937

The estimated future amortization expense of purchased intangible assets as of July 31, 2011 is as follows:

	Amount (In thousands)
Years ending July 31,	
2012	$ 6,519
2013	4,791
2014	4,083
2015	3,310
Thereafter	1,140
Total	$19,843

4. Net Income (Loss) Per Common Share

Basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is calculated by giving effect to all potentially dilutive common shares, including stock options and awards, unless the result is anti-dilutive. The following tables set forth the computation of net income (loss) per share:

	Years Ended July 31,		
	2011	2010	2009
	(In thousands, except per share data)		
Net income (loss)	$ 70,688	$(33,998)	$(23,413)
Weighted-average common shares outstanding — basic	100,299	89,978	84,612
Dilutive effect of employee stock plans	16,818	—	—
Weighted-average common shares outstanding — diluted	117,117	89,978	84,612
Net income (loss) per share — basic	$ 0.70	$ (0.38)	$ (0.28)
Net income (loss) per share — diluted	$ 0.60	$ (0.38)	$ (0.28)

The following outstanding options and restricted stock awards were excluded from the computation of diluted net income (loss) per common share for the periods presented because including them would have had an anti-dilutive effect

	Years Ended July 31,		
	2011	2010	2009
	(In thousands)		
Options to purchase common stock	1,279	4,072	8,212
Restricted stock awards	227	175	860

Annual Report

5. Short-Term Investments

Short-term investments consist of the following:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
As of July 31, 2011				
Corporate bonds and notes	$ 41,912	$118	$(10)	$ 42,020
U.S. government agency securities	40,824	33	(7)	40,850
U.S. treasury bills	57,026	72	(5)	57,093
Commercial paper	5,590	2	—	5,592
Certificates of deposit	7,618	12	—	7,630
Total short-term investments	$152,970	$237	$(22)	$153,185

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
As of July 31, 2010				
Corporate bonds and notes	$ 23,802	$ 69	$ (4)	$ 23,867
U.S. government agency securities	80,683	78	(9)	80,752
U.S. treasury bills	12,816	57	—	12,873
Commercial paper	4,495	—	—	4,495
Certificates of deposit	2,179	1	—	2,180
Total short-term investments	$123,975	$205	$(13)	$124,167

The cost basis and fair value of debt securities by contractual maturity are presented below:

	Cost Basis	Fair Value
	(In thousands)	
As of July 31, 2011		
One year or less	$ 60,255	$ 60,358
One to two years	92,715	92,827
Total short-term investments	$152,970	$153,185

	Cost Basis	Fair Value
	(In thousands)	
As of July 31, 2010		
One year or less	$ 93,597	$ 93,700
One to two years	30,378	30,467
Total short-term investments	$123,975	$124,167

The Company reviews the individual securities in its portfolio to determine whether a decline in a security's fair value below the amortized cost basis is other than temporary. The Company determined that there were no

investments in its portfolio, related to credit losses or otherwise, that were other-than temporarily impaired during fiscal 2011, 2010 or 2009.

The following table summarizes the fair value and gross unrealized losses of the Company's investments with unrealized losses aggregated by type of investment instrument and length of time that individual securities have been in a continuous unrealized loss position:

	Less Than 12 Months	
	Fair Value	Unrealized Loss
	(In thousands)	
As of July 31, 2011		
Corporate bonds and notes	$ 6,264	$(10)
U.S. government agency securities	11,576	(7)
U.S. treasury bill	10,029	(5)
	$27,869	$(22)

	Less Than 12 Months	
	Fair Value	Unrealized Loss
	(In thousands)	
As of July 31, 2010		
Corporate bonds and notes	$ 7,400	$ (4)
U.S. government agency securities	15,245	(9)
	$22,645	$(13)

There were no short-term investments in a continuous unrealized loss position for more than 12 months as of July 31, 2011 and 2010.

Fair Value of Financial Instruments

Cash and cash equivalents consist primarily of bank deposits with third-party financial institutions and highly liquid money market securities with original maturities at date of purchase of 90 days or less and are stated at cost which approximates fair value.

Short-term investments are recorded at fair value, defined as the exit price in the principal market in which the Company would transact representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Level 1 instruments are valued based on quoted market prices in active markets for identical instruments and include the Company's investments in money market funds. Level 2 securities are valued using quoted market prices for similar instruments, nonbinding market prices that are corroborated by observable market data, or discounted cash flow techniques and include the Company's investments in corporate bonds and notes, U.S. government agency securities, U.S. treasury bills, and commercial paper. Level 3 instruments are valued based on unobservable inputs that are supported by little or no market activity and reflect the Company's own assumptions in measuring fair value. The Company has no short-term investments classified as Level 3 instruments. There were no transfers between different levels during fiscal 2011.

Annual Report

The fair value measurements of the Company's cash, cash equivalents and short-term investments consisted of the following:

	Total	Level 1	Level 2
		(In thousands)	
As of July 31, 2011			
Corporate bonds and notes	$ 42,020	—	$ 42,020
U.S. government agency securities	40,850	—	40,850
U.S. treasury bills	57,093	—	57,093
Commercial paper	5,592	—	5,592
Money market funds	16,722	16,722	—
Total cash equivalents and short-term investments	162,277	$16,722	$145,555
Certificates of deposit	7,630		
Cash deposits with third-party financial institutions	64,051		
Total cash, cash equivalents and short-term investments	$233,958		

	Total	Level 1	Level 2
		(In thousands)	
As of July 31, 2010			
Corporate bonds and notes	$ 23,867	—	$ 23,867
U.S. government agency securities	80,752	—	80,752
U.S. treasury bills	12,873	—	12,873
Commercial paper	4,495	—	4,495
Money market funds	9,895	9,895	—
Total cash equivalents and short-term investments	131,882	$9,895	$121,987
Certificates of deposit	2,180		
Cash deposits with third-party financial institutions	21,359		
Total cash, cash equivalents and short-term investments	$155,421		

6. Balance Sheet Components

The following tables provide details of selected balance sheet items:

	July 31, 2011	July 31, 2010
	(In thousands)	
Accounts Receivable, net		
Trade accounts receivable	$68,904	$41,731
Less: Allowance for doubtful accounts	(306)	(462)
Total	$68,598	$41,269

	July 31, 2011	July 31, 2010
	(In thousands)	
Inventory		
Raw materials	$ 259	$ 294
Finished goods	29,636	14,865
Total	$29,895	$15,159

	July 31, 2011	July 31, 2010
	(In thousands)	
Accrued Liabilities		
Compensation and benefits	$21,618	$11,363
Inventory	16,704	9,381
Marketing	10,294	7,176
Contingent rights	5,888	—
Other	6,957	8,538
Total	$61,461	$36,458

7. Property and Equipment, Net

Property and equipment, net consists of the following:

	Estimated Useful Lives	July 31, 2011	July 31, 2010
	(In thousands, except estimated useful lives)		
Computer equipment	2 years	$ 13,613	$ 7,993
Computer software	2 to 5 years	6,134	4,558
Machinery and equipment	2 years	13,051	10,441
Furniture and fixtures	5 years	3,590	2,397
Leasehold improvements	1 to 6 years	2,844	2,174
Total property and equipment, gross		39,232	27,563
Less: Accumulated depreciation and amortization		(24,460)	(17,644)
Total property and equipment, net		$ 14,772	$ 9,919

Depreciation and amortization expense totaled $7.2 million, $5.3 million, and $4.7 million, for the fiscal years ended July 31, 2011, 2010, and 2009, respectively.

Annual Report

8. Deferred Revenue

Deferred revenue consists of the following:

	July 31, 2011	July 31, 2010
	(In thousands)	
Product	$14,356	$16,087
Professional services and support	39,640	27,298
Ratable product and related services and support	455	37
Total deferred revenue, current	54,451	43,422
Professional services and support, long-term	13,787	10,976
Ratable product and related services and support, long-term	213	—
Total deferred revenue, long-term	14,000	10,976
Total deferred revenue	$68,451	$54,398

Deferred product revenue relates to arrangements where not all revenue recognition criteria have been met. Deferred professional services and support revenue primarily represents customer payments made in advance for support contracts. Support contracts are typically billed on an annual basis in advance and revenue is recognized ratably over the support period, typically one to five years.

Deferred ratable product and related services and support revenue consists of revenue on transactions where VSOE of fair value of support has not been established and the entire arrangement is being recognized ratably over the support period, which typically ranges from one year to three years. The increase in ratable product and related services and support is due to the acquisition of Azalea.

9. Income Taxes

Loss before income tax provision consists of the following:

	Years Ended July 31,		
	2011	2010	2009
	(In thousands)		
Domestic	$ 25	$(36,628)	$(24,762)
International	(972)	3,358	2,137
Loss before provision for income taxes	$(947)	$(33,270)	$(22,625)

The components of the provision for (benefit from) income taxes are as follows:

	Years Ended July 31,		
	2011	2010	2009
	(In thousands)		
Current			
Federal	$ (126)	$(283)	$ 15
State	99	231	260
Foreign	1,241	874	513
Total current provision for income taxes	1,213	822	788
Deferred			
Federal	(59,614)	(85)	—
State	(12,428)	(9)	—
Foreign	(806)	—	—
Total deferred provision for income taxes	(72,848)	(94)	—
Total provision for (benefit from) income taxes	$(71,635)	$ 728	$788

The deferred income tax provision for (benefit from) for fiscal years 2011, 2010 and 2009, requires, in certain circumstances, items reported in accumulated other comprehensive income to be considered in the realization of the tax benefit associated with a net loss. The specific circumstance relates to pre-tax other accumulated comprehensive income (loss) related to the Company's available-for-sale securities, and as a result, the Company recorded a deferred income tax liability of less than $0.1 million for fiscal 2011 and 2010.

Annual Report

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:

	As of July 31,	
	2011	2010
	(In thousands)	
Deferred tax assets		
Current		
Net operating loss carryforwards	$24,295	$ —
Capital loss	75	—
Research and development credits	6,255	—
Accruals and reserves	22,992	31,373
Total deferred tax assets	53,618	31,373
Valuation allowance	(235)	(31,279)
Unrealized loss in other comprehensive income	(73)	(94)
Net deferred tax assets, current	53,310	—
Non-current		
Net operating loss carryforwards	—	18,504
Capital loss	—	77
Research and development credits	14,119	11,653
Depreciation and amortization	—	345
Accruals and reserves	6,024	5,714
Total deferred tax assets	20,143	36,293
Valuation allowance	—	(36,293)
Net deferred tax assets, non-current	20,143	—
Net deferred tax assets	73,453	—
Deferred tax liabilities		
Non-current		
Depreciation and amortization	(808)	—
Book/tax basis in acquired assets	(7)	—
Total deferred tax liabilities	(815)	—
Net deferred tax asset (liability)	$72,638	$ —

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences and net operating loss carryforwards are deductible.

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. As a result of the Company's increasing profitability in fiscal 2011, expectations for continued profits going forward, and expected material taxable income generated from intercompany payments resulting from the Company's offshore tax restructuring to be implemented during fiscal year 2012, the Company has determined it is more likely than not that the tax benefits will be realizable in the near future. Accordingly, the Company released a majority of its valuation allowances against its deferred income tax assets, but continues to maintain $0.2 million

valuation allowance against a portion of its foreign net operating loss deferred tax assets. The valuation allowance decreased approximately $67.3 million during fiscal year ended July 31, 2011 and increased approximately $12.7 million and $9.5 million, during the fiscal years ended July 31, 2010 and 2009, respectively.

The differences between the provision for income taxes computed at the federal statutory rate and the Company's actual provision for income taxes are as follows:

	Years Ended July 31,		
	2011	2010	2009
Federal income tax provision	(35.0)%	(34.0)%	(34.0)%
State income tax provision (benefit), net of federal benefit	(3.3)%	(3.5)%	0.0%
Foreign taxes	58.3%	(0.9)%	(1.2)%
Stock compensation and warrant expense	452.4%	6.0%	10.6%
Non-deductible expenses	(26.3)%	3.0%	(5.3)%
Research and developments credits	(900.1)%	(6.5)%	(8.6)%
Change in valuation allowance	(7,114.1)%	38.1%	41.9%
Total provision for (benefit from) income taxes	(7,568.1)%	2.2%	3.4%

For the fiscal years ended July 31, 2011, 2010, and 2009, the Company had $230.0 million, $97.4 million, and $84.1 million, respectively, of federal net operating loss carryforwards ("NOLs"), and $156.1 million, $74.4 million, and $71.1 million, respectively, of state NOLs, available to reduce future tax liability. These NOLs will begin to expire in 2023 and 2013 for federal and state tax purposes, respectively. As of the fiscal year ended July 31, 2011 the Company had $0.2 million of federal capital loss carryforwards which will begin to expire in 2014. Approximately $189.2 million of federal net operating losses relates to stock compensation deductions in excess of book deductions, the tax effect of which would be to credit to additional-paid-in-capital if realized. The Internal Revenue Code limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company may have a change in ownership, utilization of the carryforwards could be restricted.

The Company has research credit carryforwards for the fiscal years ended July 31, 2011, 2010, and 2009, of approximately $17.4 million, $6.4 million, and $6.0 million, respectively, for federal and $18.2 million, $8.0 million, and $5.7 million, respectively, for state income tax purposes. If not utilized, the federal carryforwards will expire in various amounts beginning in 2024. The California credit can be carried forward indefinitely. The Company has minimum-alternative tax ("MAT") tax credits of less than $0.1 million from its subsidiary in India. The tax holiday in India expired during fiscal year 2011 But it is more likely than not the benefit of the MAT credits will be utilizable after expiration of the tax holiday. The Company has approximately $6.4 million of net operating loss from its Chinese subsidiary which will expire in various amounts beginning December 31, 2011.

Deferred tax liabilities have not been recognized for undistributed earnings for foreign subsidiaries because it is management's intention to reinvest such undistributed earnings outside the U.S. The cumulative amount of such undistributed earnings upon which no U.S. income taxes have been provided as of July 31, 2011 was approximately $10.1 million. Generally, such earnings are subject to potential foreign withholding tax and U.S. tax upon remittance of dividends and under certain other circumstances. Determination of the amount of unrecognized deferred tax liability for temporary differences related to investments in these non-U.S. subsidiaries that are essentially permanent in duration is not practicable.

At July 31, 2011, the Company had $10.9 million of unrecognized tax benefits, which if recognized would affect the Company's income tax expense. A reconciliation of the beginning and ending amount of the consolidated liability for unrecognized tax benefits during the year is as follows:

	Amount (In thousands)
Balance at July 31, 2008	$ 3,666
Additions for tax positions related to current year	1,458
Balance at July 31, 2009	5,124
Additions for tax positions related to current year	1,212
Reductions for tax positions related to prior year	(16)
Balance at July 31, 2010	6,320
Additions for tax positions related to current year	4,478
Additions for tax positions related to prior year	199
Reductions for tax positions related to prior year	(129)
Balance at July 31, 2011	$10,868

The Company recognizes interest and penalties related to income tax matters as part of the provision for income taxes. To date, these charges have been immaterial.

The Company files annual income tax returns in the U.S. federal jurisdiction, various U.S. state and local jurisdictions, and in various foreign jurisdictions. The Company remains subject to tax authority review for all material jurisdictions for all years.

10. Equity Incentive and Benefit Plans

In April 2002, the Company's board of directors approved the Company's 2002 Stock Plan (the "2002 Plan"). In December 2006, the Company's board of directors approved the 2007 Equity Incentive Plan (the "2007 Plan") and the Employee Stock Purchase Plan ("ESPP). Upon the closing of the IPO, all of the remaining shares reserved for issuance under the 2002 Plan, were transferred to the 2007 Plan.

The 2007 Plan provides for annual increases in the number of shares available for issuance equal to the lesser of:

- 5% of the outstanding shares of the Company's common stock on the last day of the immediately preceding fiscal year; or
- 15,000,000 shares.

In December 2009, the Compensation Committee of the Board of Directors approved the Executive Officer Bonus Plan and the Corporate Bonus Plan, which plans have subsequently been amended in fiscal 2011 (the "Bonus Plans"). The Bonus Plans offer the Company's executive officers and employees the opportunity to earn stock bonuses based on the achievement of specified performance targets during each performance period.

Stock Options

The following table summarizes information about stock options outstanding:

		Options Outstanding				
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Fair Value per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value(1)
Balance at July 31, 2008	3,169,466	19,518,002	$ 4.41		7.4	$ 44,913,703
Shares reserved for issuance	4,141,807	—				
Restricted stock awards granted	(1,626,631)	—				
Restricted stock awards forfeited	565,582	—				
Options granted	(10,491,975)	10,491,975	3.82	$ 1.55		
Options exercised	—	(1,436,068)	1.35			4,874,878
Options repurchased	18,333	—	0.49			
Options cancelled	7,031,994	(7,031,994)	7.48			
As of July 31, 2009	2,808,576	21,541,915	3.32		6.7	120,621,047
Shares reserved for issuance	4,337,195	—				
Restricted stock awards granted	(1,733,374)	—				
Restricted stock awards forfeited	280,683	—				
Options granted	(5,771,745)	5,771,745	10.11	5.60		
Options exercised	—	(2,974,218)	2.73			28,722,784
Options repurchased	15,624	—	2.33			
Options cancelled	698,918	(698,918)	5.11			
As of July 31, 2010	635,877	23,640,524	5.00		5.9	283,285,534
Shares reserved for issuance	4,680,314	—				
Restricted stock awards granted	(4,460,081)	—				
Restricted stock awards forfeited	355,781	—				
Options granted	(1,853,890)	1,853,890	21.88	$11.70		
Options exercised	—	(6,413,368)	4.64			137,156,274
Options cancelled	916,102	(916,102)	10.11			
As of July 31, 2011	274,103	18,164,944	$ 6.59		5.0	$297,688,111
Options vested and expected to vest as of July 31, 2011(2)		17,763,527	$ 6.41		5.0	$294,366,644
Options exercisable as of July 31, 2011		10,833,055	$ 3.80		4.8	$207,452,354

(1) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock option awards and the fair value of the Company's common stock on the date of each option exercise.

(2) Options expected to vest are the result of applying the pre-vesting forfeiture rate assumption to total outstanding options.

Incentive and nonstatutory stock options issued under the 2007 Plan are issued with an exercise price equal to the market value of the Company's company stock on the date of grant. Options generally vest over a four year period and generally expire in seven years, but no later than ten years. Upon exercise, new shares are issued.


Annual Report

As of July 31, 2011, $38.0 million of total unrecognized compensation cost, net of forfeitures, related to non-vested stock options is expected to be recognized over a weighted-average period of 2.1 years.

Restricted Stock Awards

The following table summarizes information about unvested restricted stock awards and units:

	Shares	Weighted Average Grant Date Fair Value per Share
As of July 31, 2008	3,364,950	$ 6.81
Awards granted	1,626,631	4.67
Awards vested	(1,566,715)	5.86
Awards forfeited	(565,582)	6.31
As of July 31, 2009	2,859,284	6.21
Awards granted	1,733,374	11.51
Awards vested	(2,096,043)	6.81
Awards forfeited	(280,683)	6.56
As of July 31, 2010	2,215,932	9.74
Awards granted	4,460,081	24.46
Awards vested	(1,226,393)	14.70
Awards forfeited	(355,781)	16.24
As of July 31, 2011	5,093,839	$20.98

Restricted stock units and awards are granted under the 2007 Plan. Restricted stock awards are shares of common stock that vest and restricted stock units are awards that will result in a payment if performance goals are achieved or the awards otherwise vest. The terms and conditions of these awards are established by the plan administrator.

The estimated fair value of restricted stock awards is based on the market price of the Company's stock on the grant date. The total fair value of the awards granted during the fiscal years ended July 31, 2011, 2010 and 2009 was $109.1 million, $19.9 million, and $7.6 million, respectively. As of July 31, 2011, $73.5 million of total unrecognized compensation cost, net of forfeitures, related to non-vested restricted stock awards is expected to be recognized over a weighted-average period of 2.8 years.

Employee Stock Purchase Plan

Under the Employee Stock Purchase Plan, the Company can grant stock purchase rights to all eligible employees during a two year offering period with purchase dates at the end of each six-month purchase period. Shares are purchased through employees' payroll deductions, up to a maximum of 15% of employees' compensation for each purchase period, at purchase prices equal to 85% of the lesser of the fair market value of the Company's common stock at the first trading day of the applicable offering period or the purchase date. No participant may purchase more than $25,000 worth of common stock or 3,000 shares of common stock in any one calendar year period. The ESPP is compensatory and results in compensation expense. A total of 2,051,915 shares of common stock have been reserved for future issuance under the ESPP as of July 31, 2011.

The following table shows for each purchase date, the shares issued and the weighted average purchase price per share:

Purchase date	September 1, 2010
Shares issued	990,512
Weighted average purchase price per share	$ 3.02
Purchase date	March 1, 2011
Shares issued	1,056,930
Weighted average purchase price per share	$ 3.68

Fair Value Disclosures

The total fair value of options and share awards vested in each of the fiscal years ended July 31, 2011, 2010, and 2009, was $35.8 million, $24.3 million, and $15.9 million, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes model with the following weighted average assumptions:

Employee Stock Options

	Years Ended July 31,		
	2011	2010	2009
Risk-free interest rate	1.6%	1.8%	2.0%
Expected term (in years)	4.0	4.3	4.2
Dividend yield	0	0	0
Volatility	70%	71%	66%

Employee Stock Purchase Plan

	Years Ended July 31,		
	2011	2010	2009
Risk-free interest rate	0.2% to 0.7%	0.2% to 1.0%	0.5% to 2.3%
Expected term (in years)	0.5 to 2.0	0.5 to 2.0	0.5 to 2.0
Dividend yield	0	0	0
Volatility	41% to 69%	43% to 81%	53% to 101%

The expected term of the stock-based awards represents the period of time that the Company expects such stock-based awards to be outstanding, giving consideration to the contractual term of the awards, vesting schedules and expectations of future employee behavior. The Company gave consideration to its historical exercises, the vesting term of its stock options, the post vesting cancellation history of its stock options and the stock options' contractual terms. Prior to the third quarter of fiscal 2011, the Company computed expected volatility based on its historical volatility and the historical volatility of comparable companies. Beginning in March 2011, the Company computes expected volatility solely based on its own historical volatility. The Company made an estimate of expected forfeitures, and is recognizing stock-based compensation only for those equity awards that it expects to vest. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury Constant Maturity rate as of the date of grant.

Stock-based Expenses

The following table presents stock-based compensation by award-type:

	Years Ended July 31,		
	2011	2010	2009
		(In thousands)	
Stock options	$19,324	$16,154	$11,741
Stock awards	38,636	15,954	10,247
Employee stock purchase plan	5,791	3,973	2,591
Total	$63,751	$36,081	$24,579

The amount of capitalized stock-based compensation during the fiscal year ended July 31, 2011, 2010, 2009 was immaterial.

401(k) Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan covering all employees. Matching contributions to the plan are at the discretion of the Company. To date, there have been no employer contributions under this plan.

11. Segment Information and Significant Customers

The Company operates in one industry segment selling fixed and modular mobility controllers, wired and wireless access points, and related software and services.

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its chief executive officer. The Company's chief executive officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity, and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the consolidated unit level. Accordingly, the Company reports as a single operating segment. The Company and its chief executive officer evaluate performance based primarily on revenue in the geographic locations in which the Company operates. Revenue is attributed by geographic location based on the ship-to location of the Company's customers. The Company's assets are primarily located in the U.S. and not allocated to any specific region. Therefore, geographic information is presented only for total revenue.

The Company's assets are primarily located in the U.S. and not allocated to any specific region. Therefore, geographic information is presented only for total revenue.

The following presents total revenue by geographic region:

	Years Ended July 31,		
	2011	2010	2009
		(In thousands)	
United States	$250,995	$166,584	$129,991
Europe, Middle East and Africa	62,595	38,140	34,178
Asia Pacific	70,171	51,110	27,023
Rest of World	12,753	10,700	8,067
Total	$396,514	$266,534	$199,259

The following table presents significant channel partners as a percentage of total revenues (*denotes less than 10%):

	Years Ended July 31,		
	2011	2010	2009
ScanSource, Inc. (Catalyst)	19.4%	17.1%	*
Avnet Logistics U.S. LP	17.1%	16.6%	10.1%
Alcatel-Lucent	13.9%	10.4%	14.5%

The following table presents significant channel partners as a percentage of total accounts receivable (*denotes less than 10%):

	As of July 31,	
	2011	2010
ScanSource, Inc. (Catalyst)	*	31.6%
Avnet Logistics U.S. LP	23.8%	18.2%
Alcatel-Lucent	18.4%	*

12. Commitments and Contingencies

Legal Matters

The Company could become involved in litigation from time to time relating to claims arising out of its ordinary course of business. There were no claims as of July 31, 2011 that, in the opinion of management, were reasonably possible to have a material adverse effect on the Company's financial position, results of operations or cash flows.

During the second quarter of fiscal 2010, the Company entered into a Patent Cross License and Settlement Agreement with Motorola. As part of the Settlement Agreement, the Company agreed to pay Motorola $19.8 million. During the second and third quarters of fiscal 2010, the Company recorded additional liabilities of $0.5 million and $1.7 million, respectively, related to legal matters.


Annual Report

Lease Obligations

The Company leases office space under non-cancelable operating leases with various expiration dates through July 2016. The terms of certain operating leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the respective lease periods and has accrued for rent expense incurred but not paid. Rent expense for the fiscal years ended July 31, 2011, 2010, and 2009, was $4.5 million, $3.1 million, and $3.0 million, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

	Operating Leases
	(In thousands)
Year ending July 31,	
2012	$ 4,823
2013	4,414
2014	3,969
2015	3,892
2016	3,336
Total minimum payments	$20,434

Employee Agreements

The Company has signed various employment agreements with certain executives pursuant to which if their employment is terminated without cause, the executives are entitled to receive certain benefits, including, but not limited to, accelerated stock option vesting.

Warranties

The Company provides for future warranty costs upon product delivery. The specific terms and conditions of those warranties vary depending upon the product sold and country in which the Company does business. In the case of hardware, the warranties are generally for 12-15 months from the date of purchase. Beginning in the fourth quarter of fiscal year 2009, the Company announced a lifetime warranty program on certain access points, in which customers are entitled to a lifetime warranty on certain access points purchased subsequent to the announcement of the program.

The Company warrants that any media on which its software products are recorded will be free from defects in materials and workmanship under normal use for a period of 90 days from the date the products are delivered to the end customer. In addition, the Company warrants that its hardware products will substantially conform to the Company's published specifications. Historically, the Company has experienced minimal warranty costs. Factors that affect the Company's warranty liability include the number of installed units, historical experience and management's judgment regarding anticipated rates of warranty claims and cost per claim. The Company assesses the adequacy of its recorded warranty liabilities every period and makes adjustments to the liability as necessary.

The warranty liability is included as a component of accrued liabilities on the balance sheet. Changes in the warranty liability are as follows:

	Warranty Amount
	(In thousands)
As of July 31, 2008	$ 125
Provision	256
Obligations fulfilled during period	(223)
As of July 31, 2009	158
Provision	266
Obligations fulfilled during period	(214)
As of July 31, 2010	210
Provision	462
Obligations fulfilled during period	(268)
As of July 31, 2011	$ 404

Non-Cancelable Purchase Commitments

The Company outsources the production of its hardware to third-party contract manufacturers. In addition, the Company enters into various inventory related purchase commitments with these contract manufacturer and other suppliers. The Company had $29.7 million and $20.3 million in non-cancelable purchase commitments with these providers as of July 31, 2011 and 2010, respectively. The Company expects to sell all products which it has committed to purchase from these providers.

Indemnification

In its sales agreements, the Company may agree to indemnify its indirect sales channels and end user customers for certain expenses or liability resulting from claimed infringements of patents, trademarks or copyrights of third parties. The terms of these indemnification provisions are generally perpetual any time after execution of the agreement. The maximum amount of potential future indemnification is unlimited. To date the Company has not paid any amounts to settle claims or defend lawsuits pursuant to such indemnification provisions. The Company is unable to reasonably estimate the maximum amount that could be payable under these provisions since these obligations are not capped but are conditional to the unique facts and circumstances involved. Accordingly, the Company has no liabilities recorded for these agreements as of July 31, 2011 and 2010.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on our evaluation, our chief executive officer and chief financial officer concluded that, as of July 31, 2011, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

See *Management's Report of Internal Control Over Financial Reporting* on page 55. The effectiveness of our internal control over financial reporting as of July 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Item 8 of this report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

The following disclosure is included in this report in lieu of filing a Form 8-K to report events that have occurred within four business days prior to the filing of this report. On September 22, 2011, we entered into a new offer letter with Michael Galvin, the Company's Chief Financial Officer. The new offer letter supersedes and replaces our prior offer letter with Mr. Galvin from 2005 and provides for his previously announced annual salary of $315,000, effective from April 1, 2011, the date that Mr. Galvin took over the duties of our previous Chief Financial Officer. The new offer letter also provides for a grant to Mr. Galvin of restricted stock units with a value of $3.4 million in connection with his appointment as Chief Financial Officer. The restricted stock units will vest in four equal annual installments beginning one year from March 15, 2011, subject to Mr. Galvin's continued employment with the Company. The foregoing description is qualified in its entirety by reference to the offer letter which is filed as Exhibit 10.21 to this report and is incorporated by reference in this Item 9B.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this item is incorporated by reference to our Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended July 31, 2011.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is incorporated by reference to our Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended July 31, 2011.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this item is incorporated by reference to our Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended July 31, 2011.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is incorporated by reference to our Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended July 31, 2011.

ITEM 14 *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this item is incorporated by reference to our Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended July 31, 2011.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

(a)(1) *Financial Statements:* See Index to Consolidated Financial Statements in Item 8 of this report

(2) *Financial Schedules:* Schedule II *Valuation and Qualifying Accounts* appears below and should be read in conjunction with the Consolidated Financial Statements included in this report.

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
		(In thousands)		
Fiscal year ended July 31, 2009				
Allowance for doubtful accounts	$ 558	$ 138	$ (306)	$ 390
Sales returns	347	972	(799)	520
Valuation allowance on deferred tax assets	45,337	9,542	—	54,879
Fiscal year ended July 31, 2010				
Allowance for doubtful accounts	390	265	(193)	462
Sales returns	520	166	(461)	225
Valuation allowance on deferred tax assets	54,879	12,693	—	67,572
Fiscal year ended July 31, 2011				
Allowance for doubtful accounts	462	17	(173)	306
Sales returns	225	458	(397)	286
Valuation allowance on deferred tax assets	$67,572	$ —	$(67,337)	$ 235

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

(b) *Exhibits.* The exhibits listed on the Exhibit Index (following the Signatures section of this report) are included, or incorporated by reference, in this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 27th day of September 2011.

ARUBA NETWORKS, INC.

/s/ Dominic P. Orr

Dominic P. Orr
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dominic P. Orr and Michael M. Galvin, and each of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Dominic P. Orr Dominic P. Orr	President, Chief Executive Officer, and Chairman of the Board of Directors (Principal Executive Officer)	September 27, 2011
/s/ Michael M. Galvin Michael M. Galvin	Chief Financial Officer (Principal Accounting and Financial Officer)	September 27, 2011
/s/ Keerti Melkote Keerti Melkote	Co-Founder, Chief Technology Officer and Director	September 27, 2011
/s/ Bernard Guidon Bernard Guidon	Director	September 27, 2011
/s/ Emmanuel Hernandez Emmanuel Hernandez	Director	September 27, 2011
/s/ Michael R. Kourey Michael R. Kourey	Director	September 23, 2011
/s/ Doug Leone Doug Leone	Director	September 27, 2011
/s/ Willem P. Roelandts Willem P. Roelandts	Director	September 24, 2011
/s/ Juergen Rottler Juergen Rottler	Director	September 27, 2011
/s/ Daniel Warmenhoven Daniel Warmenhoven	Director	September 27, 2011

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference Herein			
		Form	File No.	Exhibit	Filing Date
2.1	Arrangement Agreement dated May 7, 2010 by and among Registrant, Azalea Networks, Felix Zhao, Frank Wang, Fang Wu, Hans Tai and Samuel Chen, as Principal Shareholders, and with respect to Articles VII, VIII and IX only, Hans Tai as Shareholder Representative and U.S. Bank National Association as Escrow Agent	8-K	001-33347	2.1	5/10/2010
2.2	Scheme of Arrangement between Azalea Networks, Registrant, the Scheme Shareholders (as defined therein) and the Bridge Noteholders (as defined therein)	8-K	001-33347	2.2	9/3/2010
3.1	Restated Certificate of Incorporation of Registrant	8-K	001-33347	3.1	4/5/2007
3.2	Amended and Restated Bylaws of Registrant	8-K	001-33347	3.1	2/17/2009
4.1	Specimen common stock certificate	S-1	333-139419	4.1	3/7/2007
10.1	Form of Indemnification Agreement between Registrant and its directors and executive officers	8-K	001-33347	10.1	5/20/2011
10.2‡	AirWave Wireless, Inc. 2000 Stock Plan	S-8	333-149945	99.1	3/28/2008
10.3‡	2002 Stock Plan of Registrant, as amended	S-1	333-139419	10.2A	1/24/2007
10.4‡	Forms of Stock Option Agreements under the 2002 Stock Plan	S-1	333-139419	10.2B	12/15/2006
10.5*‡	2007 Equity Incentive Plan of Registrant, as amended				
10.6‡	Forms of Stock Option Agreements under the 2007 Equity Incentive Plan	S-1	333-139419	10.3B	1/24/2007
10.7‡	Form of Stock Option Agreement for Participants Outside the U.S. under the 2007 Equity Incentive Plan	10-K	001-33347	10.7	9/24/2010
10.8‡	Form of Restricted Stock Unit Agreement under the 2007 Equity Incentive Plan	10-Q	001-33347	10.2	12/10/2008
10.9‡	Form of Restricted Stock Unit Agreement for Recipients Outside the U.S. under the 2007 Equity Incentive Plan	10-K	001-33347	10.9	9/24/2010
10.10‡	Employee Stock Purchase Plan, as amended	10-Q	001-33347	10.4	3/3/2010
10.11‡	Form of Subscription Agreement under the Employee Stock Purchase Plan	S-1	333-139419	10.4B	1/24/2007
10.12‡	Executive Officer Bonus Plan, as amended	8-K	001-33347	10.1	12/23/2010
10.13*‡	Outside Director Compensation Policy				
10.14*‡	Change of Control Severance Policy for Officers and Directors				
10.15‡	Executive Employment Agreement, dated April 4, 2006, between Registrant and Dominic Orr	S-1	333-139419	10.5	12/15/2006
10.16‡	Amendment to Executive Employment Agreement, dated December 2008, between Registrant and Dominic Orr	10-K	001-33347	10.7	10/6/2009

Exhibit Number	Description	Incorporated by Reference Herein			
		Form	File No.	Exhibit	Filing Date
10.17‡	Employment offer letter, dated April 12, 2002, between Registrant and Keerti Melkote	S-1	333-139419	10.6	12/15/2006
10.18‡	Employment offer letter, dated July 14, 2005, between Registrant and Steffan C. Tomlinson	S-1	333-139419	10.8	12/15/2006
10.19‡	Amendment to Offer Letter, dated December 2008, between Registrant and Steffan C. Tomlinson	10-K	001-33347	10.12	10/6/2009
10.20‡	Employment offer letter, dated July 16, 2009, between Registrant and Hitesh Sheth	8-K	001-33347	10.1	8/17/2009
10.21*‡	Offer Letter, dated September 22, 2011, between Registrant and Michael Galvin				
10.22‡	Consulting Agreement, dated August 1, 2010, between Registrant and Bernard Guidon	10-Q	001-33347	10.2	12/10/2010
10.23‡	Description of amendments to change of control arrangements with certain executive officers	8-K	001-33347	Item 5.02	3/9/2010
10.24	Standard Office Lease, dated as of November 30, 2007, for 1344 Crossman Ave., Sunnyvale, California	8-K	001-33347	10.1	12/6/2007
10.25	First Amendment to Lease, dated as of August 12, 2009, for 1344 Crossman Ave., Sunnyvale, California	10-K	001-33347	10.15	10/6/2009
10.26	Lease Agreement dated as of September 22, 2009, for 1322 Crossman Ave., Sunnyvale, California	10-K	001-33347	10.17	10/6/2009
10.27	Flextronics Manufacturing Services Agreement, dated January 1, 2005, between Registrant and Flextronics Sales & Marketing North Asia (L) Ltd. (the "Flextronics Manufacturing Services Agreement")	S-1	333-139419	10.15	1/24/2007
10.28*	Amendment 1 to the Flextronics Manufacturing Services Agreement, dated as of May 5, 2007, between Registrant and Flextronics Sales & Marketing North Asia (L) Ltd.				
10.29*	Amendment 2 to the Flextronics Manufacturing Services Agreement, dated as of April 22, 2010, between Registrant and Flextronics Sales & Marketing North Asia (L) Ltd.				
10.30	Technology License Agreement, dated October 20, 2005, between Registrant and Atheros Communications, Inc.	S-1	333-139419	10.16	3/20/2007
10.31*	Amendment No. 1 to Technology License Agreement, dated as of March 4, 2011, between Registrant and Atheros Communications, Inc.				

Exhibit Number	Description	Incorporated by Reference Herein			
		Form	File No.	Exhibit	Filing Date
10.32	Software License Agreement, dated as of January 11, 2006, between Registrant and Broadcom Corporation	S-1	333-139419	10.17	1/24/2007
10.33†	OEM Supply Agreement, dated March 18, 2005, between Registrant and Alcatel Internetworking, Inc.	S-1	333-139419	10.18	3/26/2007
10.34†	Amendment #1 to OEM Supply Agreement, dated August 31, 2006, between Registrant and Alcatel Internetworking, Inc.	S-1	333-139419	10.19	3/26/2007
10.35†	Amendment #2 to OEM Supply Agreement, dated February 22, 2007, between Registrant and Alcatel USA Sourcing, Inc. (fka Alcatel Internetworking, Inc.)	10-Q	001-33347	10.2	12/4/2009
10.36†	Amendment #4 to OEM Supply Agreement, dated as of December 31, 2010, between Registrant and Alcatel-Lucent USA Inc. (fka Alcatel Internetworking, Inc.)	10-Q	001-33347	10.8	3/11/2011
10.37	Master Purchase Agreement, dated as of January 16, 2006, between Registrant and Raza Microelectronics, Inc.	10-Q	001-33347	10.3	3/12/2009
10.38	First Amendment to Master Purchase Agreement, dated as of February 26, 2007, between Registrant and Raza Microelectronics, Inc.	10-Q	001-33347	10.4	3/12/2009
10.39†	Distribution Agreement, dated as of June 4, 2007, between Registrant and ScanSource, Inc. (the "ScanSource Distribution Agreement")	10-Q	001-33347	10.2	3/11/2011
10.40*†	Amendment 1 to the ScanSource Distribution Agreement, dated as of March 17, 2008, between Registrant and ScanSource, Inc.				
10.41*†	Amendment 2 to the ScanSource Distribution Agreement, dated as of May 27, 2009, between Registrant and ScanSource, Inc.				
10.42†	Distributor Agreement, dated as of June 15, 2007, between Registrant and Avnet Logistics U.S., LP (the "Avnet Distributor Agreement")	10-Q	001-33347	10.3	3/11/2011
10.43†	Amendment 1 to the Avnet Distributor Agreement, dated as of February 19, 2009, between Registrant and Avnet Logistics U.S., LP	10-Q	001-33347	10.4	3/11/2011
10.44†	Amendment 2 to the Avnet Distributor Agreement, dated as of June 15, 2009, between Registrant and Avnet Logistics U.S., LP	10-Q	001-33347	10.5	3/11/2011
10.45	Amendment 3 to the Avnet Distributor Agreement, effective as of November 30, 2009, between Registrant and Avnet, Inc.	10-Q	001-33347	10.6	3/11/2011

Exhibit Number	Description	Incorporated by Reference Herein Form	File No.	Exhibit	Filing Date
10.46†	Manufacturing Agreement, dated as of November 1, 2008, between Registrant and SerComm Corporation	10-Q	001-33347	10.7	3/11/2011
10.47*†	Volume Purchase Agreement, effective as of February 28, 2011, between Registrant and Atheros Technology Ltd.				
10.48	Patent Cross License and Settlement Agreement dated November 4, 2009	8-K	001-33347	10.1	11/6/2009
10.49	Letter Agreement dated November 4, 2009	8-K	001-33347	10.2	11/6/2009
21.1*	List of subsidiaries of Registrant				
23.1*	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm				
24.1	Power of Attorney (included on the signature page of this Annual Report on Form 10-K)				
31.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act				
31.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act				
32.1**	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act				
101.INS+	XBRL Instance Document				
101.SCH+	XBRL Taxonomy Extension Schema Document				
101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB+	XBRL Taxonomy Extension Label Linkbase Document				
101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document				

* Filed herewith.

** Furnished herewith.

† Confidential treatment has been requested for portions of this exhibit.

‡ Indicates management contract or compensatory plan or arrangement.

\+ Furnished herewith. In accordance with Rule 406T of Regulation S-T, the information in these exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

BOARD OF DIRECTORS

Dominic P. Orr
President, Chief Executive Officer and Chairman of the Board of Directors

Keerti Melkote
Co-Founder, Chief Technology Officer and Director

Bernard Guidon
Executive Management Consultant

Emmanuel Hernandez
Operating Partner, Khosla Ventures

Michael R. Kourey
Executive Vice President, Finance and Administration and Chief Financial Officer, Polycom, Inc.

Douglas Leone
General Partner, Sequoia Capital, L.P.

Willem P. Roelandts
Consultant

Juergen Rottler
Former Executive Vice President, Customer Services, Oracle Corporation

Daniel Warmenhoven
Executive Chairman, NetApp, Inc.

CORPORATE EXECUTIVES

Dominic P. Orr
President, Chief Executive Officer and Chairman of the Board of Directors

Michael M. Galvin
Chief Financial Officer

Keerti Melkote
Co-Founder, Chief Technology Officer and Director

Hitesh Sheth
Chief Operating Officer

CORPORATE HEADQUARTERS

1344 Crossman Avenue
Sunnyvale, California 94089
T: 408-227-4500
F: 408-752-0626
www.arubanetworks.com

REGISTRAR AND TRANSFER AGENT

For questions regarding misplaced share certificates, changes of address or the consolidation of accounts, please contact the Company's transfer agent:

BNY Mellon Shareowner Services
PO Box 358015
Pittsburgh, PA 15252-8015
T: 866-265-8969
TDD for hearing impaired: 800-231-5469
Foreign Shareowners: 201-680-6578
TDD Foreign Shareowners: 201-680-6610
www.bnymellon.com/shareowner/isd

LEGAL COUNSEL

Wilson, Sonsini, Goodrich & Rosati, PC
Palo Alto, California

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
San Jose, California

INVESTOR RELATIONS

Aruba Networks, Inc.
Investor Relations
1344 Crossman Avenue
Sunnyvale, California 94089
E: ir@arubanetworks.com
T: 408-754-3058

